FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2012

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

A copy of 2012 Interim report of Huaneng Power International, Inc. (the “Registrant”).

Contents

2	Interim Results
2	Business Review for the First Half of the Year
3	Prospects for the Second Half of 2012
4	Management’s Discussion and Analysis (Prepared Under IFRS)
15	Share Capital Structure
15	Purchase, Sale or Redemption of Shares
15	Major Shareholding Structure
16	Material Interests and Short Positions in Shares and Underlying Shares of the Company
17	Directors’ and Supervisors’ Right to Purchase Shares
17	Public Float
17	Dividends
17	Disclosure of Major Events
18	Corporate Governance
27	Review by the Audit Committee
28	Legal Proceedings
28	Documents for Inspection

Prepared in accordance with
International Financial
Reporting Standards
29	Condensed Consolidated Interim Balance Sheet (Unaudited)
31	Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)
33	Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)
35	Condensed Consolidated Interim Statement of Cash Flows (Unaudited)
36	Notes to the Unaudited Condensed Consolidated Interim Financial Information

Prepared in accordance
with PRC Accounting Standards
70	Balance Sheets (Unaudited)
72	Income Statements (Unaudited)
73	Cash Flow Statements (Unaudited)
75	Consolidated Statements of Changes in Equity (Unaudited)
76	Statements of Changes in Equity (Unaudited)
77	Notes to the Financial Statements (Unaudited)
168	Supplemental to the Financial Statements (Unaudited)

Interim Results

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company”) announces the unaudited operating results for the six months ended 30 June 2012 and a comparison with the operating results for the same period of last year. For the six months ended 30 June 2012, the Company and its subsidiaries recorded consolidated operating revenue of RMB67.180 billion, representing an increase of 4.88% compared to the same period last year. The profit attributable to equity holders of the Company was RMB2.122 billion, representing an increase of 87.64% compared to the same period last year. The earnings per share were RMB0.15 and net asset value per share (excluding non-controlling interests) was RMB3.71. The increase of the Company’s net profit was mainly attributable to the carry-over effect of the tariff adjustment last year and the Company’s effective cost controls.

Please refer to the unaudited financial information below for details of the operating results.

Business Review for the First Half of the Year

During the first half of 2012, the Company focused on improving economic efficiency, proactively responded to the changing business environment and made significant progress on power generation, cost control, energy conservation and environmental protection, project development and construction.

1.	POWER GENERATION

The power plants of the Company within China generated 150.173 billion kWh on consolidated basis for the first half of 2012, representing a decrease of 1.46% from the same period last year, and achieved an aggregate sales volume of 141.637 billion kWh, a decrease of 1.45% from the same period last year. The decrease of the Company’s power generation was mainly attributable to the following factors: firstly, the power generation in the regions where the Company’s power plants are located experienced negative or low growth during the first half of this year as a result of the distribution of installed capacity of the Company, while hydropower generation in certain provinces had seen significant growth, which sharply reduced the potential of power generation from local thermal power plants; secondly, the installed capacity of the Company grew at an average rate below the national average for the first half of this year; and thirdly, the Company had relatively higher base of power generation for the first six months last year (the Company’s power generation in the first half of 2011 increased by 28.25% as compared to the same period of 2010, whilst the corresponding growth rate nationwide was 13.5%, thus the Company’s power generation growth rate in the first half of 2011 was 14.75 percentage points higher than the nationwide rate), which correspondingly affected the power generation growth rate of the Company for the first half of 2012.

For the first half of 2012, the aggregate power generation of Singapore Tuas Power Ltd. accounted for a market share of 26.65%, representing a decrease of 0.33 percentage point compared to the same period last year.

2.	COST CONTROLS

Coal supply exceeded demand for the first half of 2012 as a result of slower economic growth in China, causing the coal price on a downward trend and lower than that for the same period last year. Seizing this opportunity, the Company optimized its procurement structure by further increasing the purchased volume of imported coal capitalizing on the price gap between domestic and international coal markets, secured more favorable coal purchase conditions through negotiations with suppliers, and reduced its average coal purchase price by rationalizing inventory arrangement based on production needs.

3.	ENERGY CONSERVATION AND ENVIRONMENTAL PROTECTION

The Company attaches great importance to energy conservation and environmental protection. All the coal-fired generating units of the Company are equipped with desulphurization devices, and its coal-fired generating units equipped with denitrification devices account for more than 33% of power generation capacity of the Company. The Company has also strengthened management over the operation and maintenance of environmental protection facilities, which has improved their operating efficiency and in-operation rate.

For the first half of 2012, the Company continued to maintain its leading position in the industry in terms of major technical and economic indicators.

4.	PROJECT DEVELOPMENT AND CONSTRUCTION

For the first half of 2012, the Company obtained approval for the Zhejiang Tongxiang Natural Gas Co-generation Project, the Wind Farm Phase I Project of Jiangsu Rudong Wind Power Co., Ltd., the Yunnan Chuxiong Natural Gas Co-generation New Construction Project, and the Huaneng Coal Transit Base Project at Haimen Port in Shantou.

The following generating units of the Company commenced operation during the first half of 2012: Unit 2 (673 MW) of Shanxi Huaneng Zuoquan Power Plant, in which the Company owns a 60% equity interest; Unit 5 (1,000 MW) of Henan Huaneng Qinbei Power Plant Phase III, in which the Company owns a 60% equity interest; Unit 2 (20 MW) of Hunan Yongzhou Xiangqi Hydropower Station, which is wholly owned by the Company; Unit 2 (12.5 MW) and Unit 3 (12.5 MW) of Liaoning Suzihe Hydropower Station, which is wholly owned by the Company; and the second stage (44 MW) of Jiangsu Qidong Wind Power Plant Phase II, in which the Company owns a 65% equity interest.

Two generation units each with 100 MW generation capacity of Shanxi Huaneng Yushe Power Plant, in which the Company owns a 60% equity interest, have been closed down.

By 31 July 2012, the Company had controlled generating capacity of 60,264 MW and equity-based generation capacity of 55,304 MW.

Prospects for the Second Half of 2012

Although the overall economy in China is developing steadily, the national economic growth has slowed down and faces downward pressure from a number of factors such as the gloomy global economic outlook. The government is expected to maintain continuity and consistency of macroeconomic policies, further increase the intensity of anticipatory adjustments and fine-tuning measures, continue to adopt active fiscal policies and prudent monetary policies.

Electricity market. Power consumption experienced slower growth for the first half of this year due to insufficient effective power demand nationwide affected by the slowdown of national economic growth. In the second half of 2012, the national economy is expected to improve as the various policies adopted by the Government to maintain steady growth will take effect gradually, and the growth of power consumption is expected to speed up with the coming of summer and winter peaks. In spite of various uncertainties such as operation of new generating units and increased power generation from hydropower facilities, the Company will strive to make the generating hours of its coal-fired generating units exceed local average.

Coal market. Coal price experienced continuous drop within and outside China during the first half of 2012 due to sluggish global economy, slower growth of China’s economy, and the reduced energy consumption per GDP unit according to the “Twelfth Five-year Plan”. Coal inventories remain at a high level throughout China and coal price is expected to drop further in the second half of this year. The Company will closely monitor market changes, make efforts to expand supply channels, adjust the purchase strategy, optimize the purchase structure and import more coal. The Company will also take advantage of the existing eased-up railway capacity to establish direct railway transportation channels in an effort to control fuel costs.

Capital market. The Chinese government will consistently implement positive fiscal policies and prudent monetary policies, make continued efforts to make these policies more target oriented and flexible, and further increase the intensity of anticipatory adjustments and fine-tuning measures. The People’s Bank of China had reduced deposit reserve requirement ratio and lending interest rates both for two times, respectively, in 2012, which has significantly eased the capital pressure and financing costs of the Company.

MAJOR TASKS OF THE COMPANY FOR THE SECOND HALF OF 2012:
1.	To enhance safe production management to ensure safe, consistent and economic operation of its generating units;

2.
To strengthen power marketing efforts, refine working measures with a view to achieving “increased volume, consistent pricing, and improved efficiency”, so as to ensure its overall leading position in terms of generating hours;

3.	To enhance cost controls, strive to lower fuel costs, optimize debt structure and strive to reduce financial costs;

4.
With the focus on economic efficiency, improve construction project management and ensure the sustainable, stable and sound development of the Company; to promote and facilitate preparatory work of large coal-fired units in developed areas, coastal areas and areas along rivers, coal-electricity integrated projects, cost-efficient wind power projects and gas-fired power plants in the developed areas, so as to lay a sound ground for the sustainable development of the Company.

Management’s Discussion and Analysis (Prepared Under IFRS)
I.	COMPARISON AND ANALYSIS OF OPERATING RESULTS
Summary

According to the Company’s preliminary statistics, for the six month ended 30 June 2012, the Company and its subsidiaries’ total power generation within China on consolidated basis amounted to 150.173 billion kWh, representing a decrease of 1.46% over the same period last year; accumulated electricity sold amounted to 141.637 billion kWh, representing a decrease of 1.45% over the same period last year.

The decrease in power generation of the Company was mainly due to the following reasons:

1.
The power generation in the regions where the Company’s power plants are located experienced negative or low growth during the first half of this year; meanwhile, hydropower generation in certain provinces had seen significant growth, which sharply reduced the potential of power generation from local thermal power plants;

2.	The average installed capacity of the Company grew at a rate below the national average for the first half of 2012, which affected the power generation growth rate of the Company; and

3.
The growth rate of power generation was affected by the high level of power generation result of the same period of last year (The power generation in same period of last year increased 28.25% compared with the same period of the year before last year, which was 14.75 percentage points higher than national average growth rate of 13.5%).

The power generation and electricity sold by each of the Company’s domestic power plants for the first half of 2012 are listed below (in billion kWh):

Domestic Power Plant	Power generation for the first half of 2012	Power generation for the first half of 2011	Change	Electricity sold for the first half of 2012	Electricity sold for the first half of 2011	Change

Liaoning Province
Dalian	2.961	3.313	-10.62%	2.819	3.147	-10.42%
Dandong	1.602	1.630	-1.72%	1.527	1.554	-1.74%
Yingkou	4.163	4.031	3.27%	3.900	3.780	3.17%
Yingkou Co-generation	1.777	1.669	6.47%	1.666	1.556	7.07%
Wafangdian Wind	0.055	–	–	0.054	–	–
Power Suzihe
Hydropower	0.001	–	–	0.001	–	–

Inner Mongolia
Huade Wind Power	0.110	0.072	52.78%	0.109	0.071	53.52%

Hebei Province
Shang’an	7.345	7.481	-1.82%	6.834	7.051	-3.08%
Kangbao Wind Power	0.028	0.00029	–	0.027	–	–

Gansu Province
Pingliang	5.249	6.527	-19.58%	4.960	6.187	-19.83%
Jiuquan Wind Power	0.392	–	–	0.382	–	–

Beijing
Beijing Co-generation	2.371	2.263	4.77%	2.082	1.990	4.62%
Beijing Co-generation
(Combined Cycle)	1.450	–	–	1.412	–	–

Tianjin
Yangliuqing
Co-generation	3.404	3.167	7.48%	3.163	2.962	6.79%

Shanxi Province
Yushe	1.995	2.137	-6.64%	1.842	1.974	-6.69%
Zuoquan	2.791	–	–	2.617	–	–

Domestic Power Plant	Power generation for the first half of 2012	Power generation for the first half of 2011	Change	Electricity sold for the first half of 2012	Electricity sold for the first half of 2011	Change

Shangdong Province
Dezhou	7.649	7.743	-1.21%	7.183	7.294	-1.52%
Jining	2.490	2.531	-1.62%	2.310	2.357	-1.99%
Xindian	1.822	1.678	8.58%	1.709	1.573	8.65%
Weihai	5.139	5.121	0.35%	4.889	4.872	0.35%
Rizhao Phase II	4.037	4.174	-3.28%	3.824	3.953	-3.26%
Zhanhua
Co-generation	0.898	0.859	4.54%	0.819	0.786	4.20%

Henan Province
Qinbei	8.195	7.668	6.87%	7.731	7.240	6.78%

Jiangsu Province
Nantong	4.510	4.738	-4.81%	4.309	4.527	-4.82%
Nanjing	1.922	1.981	-2.98%	1.814	1.870	-2.99%
Taicang	6.100	5.695	7.11%	5.810	5.389	7.81%
Huaiyin	3.647	3.582	1.81%	3.438	3.372	1.96%
Jinling
(Combined-cycle)	1.995	1.443	38.25%	1.951	1.408	38.57%
Jinling (Coal-fired)	5.347	5.652	-5.40%	5.096	5.380	-5.28%
Qidong Wind Power	0.162	0.141	14.89%	0.158	0.137	15.33%

Shanghai
Shidongkou First	3.985	3.749	6.30%	3.769	3.528	6.83%
Shidongkou Second	3.414	3.987	-14.37%	3.283	3.835	-14.39%
Shanghai
Combined-cycle	0.528	0.717	-26.36%	0.515	0.699	-26.32%
Shidongkou Power	3.743	3.290	13.77%	3.561	3.111	14.46%

Chongqing
Luohuang	5.875	8.287	-29.11%	5.437	7.695	-29.34%

Zhejiang Province
Yuhuan	11.470	13.099	-12.44%	10.913	12.487	-12.61%

Hubei Province
Enshi Maweigou
Hydropower	0.027	–	–	0.026	–	–

Hunan Province
Yueyang	3.804	4.711	-19.25%	3.553	4.428	-19.76%
Xiangqi Hydropower	0.052	–	–	0.052	–	–

Domestic Power Plant	Power generation for the first half of 2012	Power generation for the first half of 2011	Change	Electricity sold for the first half of 2012	Electricity sold for the first half of 2011	Change

Jiangxi Province
Jinggangshan	4.103	4.722	-13.11%	3.908	4.494	-13.04%

Fujian Province
Fuzhou	5.713	6.015	-5.02%	5.412	5.714	-5.29%

Guangdong Province
Shantou Coal-fired	3.081	3.300	-6.64%	2.920	3.091	-5.53%
Haimen	6.414	5.567	15.21%	6.132	5.312	15.44%

Yunnan Province
Diandong Energy	5.392	6.296	-14.36%	4.982	5.805	-14.18%
Yuwang Energy	2.965	3.368	-11.97%	2.738	3.089	-11.36%

Total	150.173	152.404	-1.46%	141.637	143.718	-1.45%

The accumulated power generation of Tuas Power Limited accounted for a market share of 26.65% in Singapore for the first half of 2012, representing a decrease of 0.33 percentage point compared with the same period of last year.

The Company experienced a 4.88% increase in operating revenue for the first half of 2012 over the same period of last year due to the carry-over effect of electricity tariff adjustment in the previous year. The operating expenses maintained at the same level compared with the same period of last year. As a whole, the net profit attributable to the shareholders of the Company for the first half of 2012 was RMB2.122 billion, representing a 87.64% increase over RMB1.131 billion for the same period of last year. The net profit attributable to the shareholders of the Company from domestic operations was RMB1.412 billion, representing a 232.64% increase over the same period of last year. The increase is mainly due to the carry-over effect of electricity tariff adjustment within China in the previous year and effective cost controls of the Company. The net profit attributable to the shareholders of the Company from Singapore operations was RMB0.71 billion, which maintained the same level compared with the same period of last year.

1.	Operating revenue and tax and levies on operations

Operating revenue mainly represents revenue received from electricity sold. For the six months ended 30 June 2012, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB67.18 billion, representing a 4.88% increase over RMB64.054 billion for the same period of last year. The operating revenue from domestic operations increased by approximately RMB2.681 billion over the same period of last year, which is mainly attributable to the carry-over effect of electricity tariff adjustment in the previous year. The operating revenue from Singapore operations increased by approximately RMB0.445 billion over the same period of last year, which is mainly because of electricity tariff increase as a result of the increase of unit fuel cost driven by oil price increase worldwide during the first half of 2012.

Tax and levies on operations mainly consist of value-added tax surcharges. According to relevant administrative regulations, such surcharges include the City Construction Tax and Education Tax calculated as a prescribed percentage of the amount of the value-added tax paid. For the six months ended 30 June 2012, the tax and levies on operations of the Company and its subsidiaries were RMB0.319 billion, representing an increase of RMB0.101 billion from RMB0.218 billion for the same period of last year.

2.	Operating expenses

For the six months ended 30 June 2012, the total operating expenses of the Company and its subsidiaries were RMB59.351 billion, which maintained the same level compared with the same period of last year. The operating expenses of domestic operation decreased by approximately RMB0.278 billion over the same period of last year, which is largely due to effective cost controls and reduced power generation of the Company and its subsidiaries. The operating expenses for Singapore operations increased by approximately RMB0.583 billion over the same period of last year, which is mainly due to the increase of fuel costs driven by oil price increase worldwide during the first half of 2012.

	2.1	Fuel costs

Fuel costs represent the largest portion of the operating expenses of the Company and its subsidiaries, which were RMB43.272 billion for the first half of 2012 and maintained the same level compared with the same period of last year. The fuel costs from domestic operations of the Company decreased by approximately RMB0.453 billion over the same period of last year, which is largely due to effective cost controls and decreased power generation of the Company and its subsidiaries. The fuel costs from Singapore operations increased by approximately RMB0.84 billion over the same period of last year, which is mainly due to the increase of fuel costs driven by oil price increase worldwide during the first half of 2012.

	2.2	Depreciation

Depreciation expenses of the Company and its subsidiaries decreased by 3.72% to RMB5.613 billion for the first half of 2012 from RMB5.830 billion for the same period of last year. The decrease of depreciation expenses is mainly due to the Company changed the estimated useful lives and estimated net residual values for the property, plant and equipment in China from the beginning of 2012. The depreciation expenses of the Singapore operations maintained the same level compared with the same period of last year.

	2.3	Labor

Labor costs consist of salaries to employees and contributions payable to relevant state authorities for employees’ housing fund, medical insurance, pension and unemployment insurance, as well as training costs, etc. Labor costs of the Company and its subsidiaries amounted to RMB2.192 billion for the first half of 2012, representing an increase of RMB0.116 billion from RMB2.077 billion for the same period of last year. The operation of new generating units contributed RMB44 million of the increase. The labor costs for the Singapore operations increased by approximately RMB12 million.

	2.4	Maintenance

Maintenance expenses of the Company and its subsidiaries amounted to RMB1.309 billion for the first half of 2012, representing an increase of 14.41% from RMB1.144 billion for the same period of last year. The operation of new generating units accounted for RMB65 million of the increase. The maintenance expenses for the Singapore operations decreased by approximately RMB10 million.

	2.5	Other operating expenses (including purchase of electricity and service fees on transmission and transformer facilities of HIPDC)

Other operating expenses (including purchase of electricity and service fees on transmission and transformer facilities of HIPDC) of the Company and its subsidiaries amounted to RMB6.965 billion for the first half of 2012, representing a decrease of RMB0.144 billion from RMB7.109 billion for the first half of 2011. Other operating expenses for the Singapore operations decreased by approximately RMB0.259 billion, in which purchase of electricity decreased by approximately RMB0.286 billion caused by the decrease of volume of electricity purchased.

3.	Financial expenses

The consolidated net financial expenses of the Company and its subsidiaries for the first half of 2012 amounted to RMB4.616 billion, representing an increase of RMB0.929 billion from RMB3.687 billion for the same period of last year. The increase was primarily due to the carry-over effect of interest rate adjustment for RMB-denominated loans, and expensing instead of capitalizing interest upon commercial operation of new generating units. The operations of new generating units contributed RMB0.364 billion of the increase. The financial expenses of the Singapore operations decreased by RMB0.167 billion mainly due to the decrease of currency exchange loss.

4.	Share of profit of associates/jointly controlled entities

The share of profit of associates/jointly controlled entities of the Company and its subsidiaries for the first half of 2012 was RMB291 million, representing a decrease of RMB55 million from RMB346 million for the same period of last year. The decrease is mainly attributable to the decrease of profit of the associates/jointly controlled entities of the Company.

5.	Income tax expenses

For the first half of 2012, the Company and its subsidiaries recorded a consolidated income tax expenses of RMB995 million, representing an increase of RMB495 million from RMB500 million for the same period of last year. The income tax expenses of the domestic operations of the Company increased by RMB486 million over the same period last year mainly due to the increase of profit before income tax expenses. The income tax expenses of the Singapore operations increased by RMB8 million over the same period of last year.

6.	Net profit attributable to equity holders of the Company

The net profit attributable to equity holders of the Company amounted to RMB2.122 billion for the first half of 2012, representing an increase of 87.64% from RMB1.131 billion for the same period of last year. The net profit attributable to equity holders of the Company from domestic operations was RMB1.412 billion, representing an increase of 232.64% over the same period of last year. The increase was mainly due to the carry-over effect of electricity tariff adjustment in the previous year and effective cost controls of the Company. The profit attributable to equity holders of the Company from the Singapore operations was RMB0.71 billion, which maintained at the same level for the same period of last year.

7.	Comparison of financial positions

As at 30 June 2012, total assets of the Company and its subsidiaries were RMB261.411 billion, representing an increase of 1.55% from RMB257.416 billion as at 31 December 2011. As at 30 June 2012, total assets of the Singapore operations were RMB31.054 billion, representing an increase of 0.84% from the RMB30.794 billion as at 31 December 2011.

8.	Major financial position ratios

Calculation formula of the financial ratios:

Ratio of liabilities and shareholders’ equity = balance of liabilities as at period end/balance of shareholders’ equity (excluding non-controlling interests) as at period end

Current ratio = balance of current assets as at period end/balance of current liabilities as at period end

Quick ratio = (balance of current assets as at period end – net amounts of inventories as at period end)/balance of current liabilities as at period end

Multiples of interest earned = (profit before income tax expenses + interest expenses)/interest expenditure (including capitalized interest)

	The Company and its subsidiaries
Item	As at 30 June 2012	As at 31 December 2011

Ratio of liabilities and shareholders’ equity	3.84	3.89
Current ratio	0.46	0.38
Quick ratio	0.37	0.30

	For the six months ended 30 June 2012	For the six months ended 30 June 2011

Multiples of interest earned	1.63	1.30

The ratio of liabilities and shareholders’ equity maintained the same level compared with the beginning of the year. The current ratio and quick ratio increase slightly compared to the beginning of the year, which were mainly attributable to the decrease of current liabilities such as accounts payable and short-term borrowings from the beginning of this year.

The multiples of interest earned increased because of the increase of profit before income tax expenses for the first half of 2012.

As at 30 June 2012, the Company and its subsidiaries had a negative working capital balance of RMB47.700 billion. Based on the successful financing history of the Company, the undrawn banking facilities available to the Company and its good credit rating, the Company believes it would be able to meet its liabilities as and when they fall due and secure the funds required for operations. In addition, the Company continued to capitalize on its favorable credit rating and minimized interest expense by drawing short-term borrowings with relatively lower interest rates.

II.	LIQUIDITY AND CASH RESOURCES
	1.	Liquidity

Item	For the six months ended 30 June 2012 (RMB in billion)	For the six months ended 30 June 2011 (RMB in billion)	Change (%)

Net cash provided by operating activities	12.755	9.298	37.18
Net cash used in investing activities	(7.018)	(8.300)	(15.46)
Net cash (used in)/provided by financing activities	(0.971)	1.308	(174.24)
Exchange gain	0.075	0.069	8.70
Net increase in cash and cash equivalents	4.841	2.375	103.83
Cash and cash equivalents as at the beginning of the period	8.553	9.426	9.26

Cash and cash equivalents as at the end of the period	13.394	11.801	13.50

The net cash provided by operating activities increased from the same period of last year to RMB12.755 billion for the first half of 2012, which was mainly due to the increase of operating revenue as result of carry-over effect of electricity tariff adjustment in the previous year, while the operating costs remained at the same level due to effective costs control of the Company.

Net cash used in investing activities was RMB7.018 billion, which was mainly capital expenditures for construction.

The financing activities of the Company were principally repayments of loans, redemption of short-term bonds, and financing for new projects. During the first half of 2012, the Company repaid loans of RMB44.233 billion, redeemed short-term bonds of RMB5 billion, drew down new loans of RMB37.781 billion, issued short-term bonds of RMB9.965 billion, and issued long-term bonds of RMB4.985 billion.

As at 30 June 2012, cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar and U.S. dollar measured at RMB equivalent were RMB10.681 billion, RMB2.157 billion and RMB0.556 billion, respectively.

2.	Capital expenditure and cash resources

	2.1	Capital expenditure for construction and renovation projects

The capital expenditure for construction and renovation projects for the first half of 2012 was RMB7.269 billion, including RMB576 million for Qinbei expansion project, RMB487 million for Haimen power plant, RMB463 million for Zuoquan Power plant, RMB291 million for Jinling Coal-fired project, RMB259 million for Weihai expansion project, RMB188 million for Yueyang expansion project, RMB165 million for Xiangqi Hydropower, RMB157 million for Diandong Energy, RMB134 million for Shanghai generation project, and RMB123 million for Beijing Cogeneration. The expenditures on construction projects in Singapore were RMB1.665 billion. The expenditures on other construction projects and renovation were RMB1.185 billion and RMB1.576 billion, respectively.

The Company financed most of the above capital expenditure through internal funding, debts financing and cash from operating activities.

The Company expects to incur significant capital expenditure during the next few years. The Company will make active efforts to carry out projects as planned on commercially viable basis. The Company will also actively develop new projects to lay the foundation for its long-term development. The Company expects to finance the above capital expenditure through internal funding, debt financing and cash flows from operating activities.

2.2	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition costs primarily from internal funds, debt financing, and cash flows from operating activities.

Good credit status gives the Company strong financing capabilities. As at 30 June 2012, the Company and its subsidiaries had undrawn borrowing facilities of over RMB90 billion.

Upon approval by the general meeting of shareholders of the Company, the Company issued short-term notes on 17 April 2012, with a principal amount of RMB5 billion and a coupon rate of 4.41% per annum. The notes were denominated in RMB, issued at par and had a maturity of 365 days.

Upon approval by the general meeting of shareholders of the Company, the Company issued short-term bonds on 6 June 2012, with a principal amount of RMB5 billion and a coupon rate of 3.35% per annum. The notes were denominated in RMB, issued at par and had a maturity of 270 days.

Upon approval by the general meeting of shareholders of the Company, the Company issued short-term bonds on 11 July 2012, with a principal amount of RMB5 billion and a coupon rate of 3.32% per annum. The notes were denominated in RMB, issued at par and had a maturity of 270 days.

As at 30 June 2012, total interest-bearing debts of the Company and its subsidiaries amounted to approximately RMB170.879 billion, including current portion of approximately RMB63.105 billion (including short-term loan and short-term bonds). These debts included US$751 million denominated in U.S. dollar, S$2.967 billion denominated in Singapore dollar, and €81 million denominated in Euro. The current portions of those foreign debts were US$101 million, S$76 million, and €9 million, respectively. Among the interest-bearing debts other than those denominated in RMB, fixed-rate borrowings amounted to approximately RMB0.907 billion with average interest rate of 2.92%, representing 4.50% of the total interest-bearing debts excluding borrowings denominated in RMB; the floating-rate borrowings amounted to approximately RMB19.225 billion with average interest rate of benchmark rate plus 1.31%, representing 95.50% of the total interest-bearing debts excluding borrowings denominated in RMB.

As at 30 June 2012, the Singapore operations of the Company borrowed all of its loans on long-term basis with a total amount equivalent to RMB14.749 billion, including S$2.967 billion denominated in Singapore dollar with interest rates from 2.15% to 4.25% per annum, and US$1 million denominated in U.S. dollar with an interest rate of 2.74%.

As at 30 June 2012, under the original loan agreements, the Company and its subsidiaries had outstanding floating-rate long-term loans of US$708 million (with interest rates ranged from libor+0.075% to libor+1%) and S$2.967 billion (with interest rates of SOR+1.65% or DBS prime rate).

2.3	Other financing requirements

The objective of the Company is to bring long-term, stable and growing returns to its shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. On 12 June 2012, upon approval by its shareholders’ general meeting for the year 2011, the Company declared a cash dividend of RMB0.05 per ordinary share (tax included), with total dividends of approximately RMB703 million. The Company had not paid any dividend for the first half of 2012.

III.	PERFORMANCE AND PROSPECTS OF SIGNIFICANT INVESTMENTS

On 22 April 2003, the Company acquired 25% shares in Shenzhen Energy Group (“Shenneng Group”) with a consideration of RMB2.390 billion. In 2011, Shenneng Group was divided into two entities, each of which was the remainder Shenneng Group and the newly formed Shenneng Energy Management Corporation. The Company holds 25% shares in each of the two entities. In December 2007, the Company acquired 200 million shares of Shenzhen Energy Corporation (“Shenzhen Energy”), a subsidiary of Shenneng Group. In 2011, Shenzhen Energy allotted shares with its capital reserves. As at 30 June 2012, the Company held 240 million shares of Shenzhen Energy. This investment brought to the Company an equity profit of RMB89 million for the first half of 2012 under the International Financial Reporting Standards. The Company expects this investment to provide steady returns to the Company in the future.

As at 31 December 2006, the Company directly held 60% equity interests in Sichuan Hydropower. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million and the Company’s equity interests in Sichuan Hydropower was accordingly reduced to 49%. Huaneng Group replaced the Company as the controlling shareholder of Sichuan Hydropower. This investment brought to the Company an equity profit of RMB98 million for the first half year of 2012 under the International Financial Reporting Standards. The Company expects this investment to provide steady returns to the Company in the future.

IV.	EMPLOYEE BENEFITS POLICIES

As at 30 June 2012, the Company and its subsidiaries had 35,549 employees. During this reporting period, there was no significant change regarding remuneration policies and training programs of the Company.

V.	GUARANTEES AND PLEDGES ON LOANS AND RESTRICTED ASSETS
As at 30 June 2012, the Company provided guarantees for the long-term loans of SinoSing Power, a wholly-owned subsidiary of the Company, amounted to approximately RMB14.693 billion.

As at 30 June 2012, the Company provided guarantees for the long-term loans of Time Shipping, a jointly controlled entity of the Company, amounted to approximately RMB33 million.

As at 30 June 2012, a short-term loan of RMB1 billion is guaranteed by a subsidiary of the Company.

As at 30 June 2012, the details of secured loans of the Company and its subsidiaries are as follows:

1.
The Company pledged certain accounts receivable for certain short-term loans borrowed in 2012. As at 30 June 2012, the balance of the secured loans was RMB4.542 billion, and the pledged accounts receivables were amounted to approximately RMB4.726 billion.

	2.	As at 30 June 2012, secured short-term loans of RMB118 million represented the discounted notes receivable with recourse.

	3.	As at 30 June 2012, a loan of RMB25 million of a subsidiary of the Company pledged against the shares of a listed company held by a former shareholder of the subsidiary.

4.
As at 30 June 2012, long-term loans of a subsidiary of the Company of RMB235 million were secured by property, plant and equipment with net book value amounting to RMB368 million and tariff collection right of the subsidiary. These loans are also guaranteed by former shareholders of the subsidiary.

	5.	As at 30 June 2012, a long-term loan of RMB77 million was secured by territorial waters use right with net book value of RMB85 million.

	6.	As at 30 June 2012, a long-term loan of RMB169 million secured by certain property, plant and equipment of the Company and its subsidiary.

7.	As at 30 June 2012, a long-term loan of RMB13.025 billion was secured by tariff collection right.

8.	As at 30 June 2012, a long-term loan of a subsidiary of the Company of RMB7 million was secured by current and future assets of the subsidiary.

9.	As at 30 June 2012, other long-term loans amounted to RMB667 million were secured by right of income derived from certain generation units of the Company.

10.
As at 30 June 2012, notes receivable of the Company and subsidiaries of approximately RMB17 million and bank deposits of RMB5 million were secured to a bank as collateral against notes payable of RMB13 million.

As at 30 June 2012, restricted bank deposits of the Company were RMB141 million.

VI.	CONTINGENT LIABILITY

As at 30 June 2012, Luoyuanwan Harbour, a subsidiary of the Company was involved in a pending lawsuit. Luoyuanwan Harbour entered into an assets transfer agreement with a consideration of RMB96 million in prior year, pursuant to which Luoyuanwan Harbour has paid RMB76.20 million. Due to disputes on the fulfilment of the agreement by the counterparty, the remaining consideration has not been paid. The counterparty filed a lawsuit in October 2011 claiming the default by Luoyuanwan Harbour and the compensation. Luoyuanwan Harbour filed a counterclaim in December 2011 claiming a compensation for the default of the counterparty. In April 2012, the court pronounced a judgment in favour of the counterparty on most of its claims, including cancelation of the assets transfer agreement, and required Luoyuanwan Harbour to return the relevant assets and pay a compensation of RMB32.32 million with interest. Luoyuanwan Harbour appealed to the Supreme Court of Fujian Province in May 2012. There has been no further judgment on this appeal made by the Supreme Court of Fujian Province as at the date when the unaudited condensed consolidated interim financial information was approved for publication. As at 30 June 2012, Luoyuanwan Harbour made a provision for the compensation and interest with an amount of RMB34.56 million, pursuant to the judgment made by the court on the first trial. Since the relevant assets have not been returned, Luoyuanwan Harbour has not de-recognized these assets or recorded the corresponding receivable for the contract price already paid before.

VII.	RISK FACTORS

Most of the Company’s interest bearing debts are denominated in RMB, and the change of RMB interest rates will directly affect the Company’s borrowing costs. The Company will make reasonable financing arrangement according to market conditions, and explore new financing initiatives in an effort to control financing costs while meeting funding requirements. The interest bearing debts denominated in non-RMB currencies accounted for less than 12% of the Company’s debts, and most of such debts are floating interest rate borrowings. The Company has entered into interest rate swap agreements to hedge approximately half of the debts with floating interest rates, and the fluctuation of the interest rates on non-RMB currencies borrowing will not have material adverse impact on the Company.

The Company had certain debts denominated in U.S. dollar and Euro, and could incur exchange gain or loss from fluctuation of relevant exchange rates. The debts denominated in foreign currencies accounted for less than 5% of the total interest bearing debts of the Company, and the recent fluctuations in exchange rates are not expected to have material adverse impact on the Company.

The Company will keep a close watch on the fluctuations of exchange rate and interest rate markets, and prudently assess the currency and interest rate risks. In addition to meeting cash requirements for ordinary operations, constructions and acquisitions, the Company will make efforts with due consideration of overall development of power generation industry and the growth of the Company to control financing costs and financial risks, establish optimal capital structure for effective financial management activities, thus providing sustainable and stable returns to its shareholders.

Share Capital Structure

As at 30 June 2012, total issued share capital of the Company amounted to 14,055,383,440 shares, of which 10,500,000,000 shares were domestic shares, representing 74.70% of the total issued share capital of the Company, and 3,555,383,440 shares were foreign shares, representing 25.30% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 36.05% of the total issued share capital of the Company, while China Huaneng Group held 1,568,001,203 shares, representing 11.16% of the total issued share capital of the Company. Other domestic shareholders held a total of 3,865,336,679 shares, representing 27.50% of the total issued share capital of the Company.

Purchase, Sale or Redemption of Shares

The Company and its subsidiaries did not sell any other types of its securities and did not purchase or redeem its own shares or other securities in the first half of 2012.

Major Shareholding Structure

The following table summaries the shareholdings of the top ten shareholders of the Company as at 30 June 2012:

Name of Shareholders	Total Shareholdings	Percentage of shareholding in total issued shares (%)

Huaneng International Power Development Corporation	5,066,662,118	36.05
HKSCC Nominees Limited1	2,591,958,908	18.44
China Huaneng Group	1,568,001,203	11.16
Hebei Construction & Investment Group Co., Ltd	603,000,000	4.29
China Hua Neng Group Hong Kong Limited	520,000,000	3.70
Liaoning Energy Investment (Group) Limited Liability Company	422,679,939	3.01
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.96
HSBC Nominees (Hong Kong) Limited2	408,654,040	2.91
Fujian Investment Development (Group) Co., Ltd.	374,466,667	2.66
Dalian Municipal Construction Investment Company Limited	301,500,000	2.15

Notes:

1	HKSCC Nominees Limited acts as nominee of holders of H shares of the Company and its shareholdings in the Company represent the total number of H shares held by it as nominees of H shareholders.

2
HSBC Nominees (Hong Kong) Limited acts as nominee of holders of the underlying shares of the Company’s ADR while its shareholdings in the Company represent the total number of the underlying shares of the Company’s ADR held by it as nominee of ADR holders.

Material Interests and Short Positions in Shares and Underlying Shares of the Company

As at 30 June 2012, the interests or short positions of persons who were entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors, Supervisors and chief executive) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance (Hong Kong Law Cap. 571) (the “SFO”) were as follows:

Name of substantial shareholder	Class of shares	Number of shares held (shares)	Capacity	Type of interest	Percentage in the relevant class share capital	Percentage in total of share capital

HIPDC (1)	Domestic Shares	5,066,662,118 (L)	Beneficial owner	Corporate	48.25% (L)	36.05% (L)

Huaneng Group	Domestic Shares	1,711,621,203 (L) (2)	Beneficial owner	Corporate	16.30% (L)	12.18% (L)
	H Shares	520,000,000 (L) (3)	Beneficial owner	Corporate	14.63% (L)	3.70% (L)

Hebei Construction & Investment Group Co., Ltd	Domestic Shares	603,000,000 (L)	Beneficial owner	Corporate	5.74% (L)	4.29% (L)

BlackRock, Inc.	H Shares	200,589,141 (L)	Interest of controlled corporation	Corporate	5.64% (L)	1.42% (L)
		8,652,058 (S)	Interest of controlled corporation	Corporate	0.24% (S)	0.06% (S)

Notes:

The letter “L” denotes a long position. The letter “S” denotes a short position.

1.	As at 30 June 2012, Huaneng Group holds 51.98% equity interest in HIPDC.

2.
Huangeng Group through its wholly owned subsidiary, Huaneng Capital Services Company Limited, held 12,876,654 domestic shares. Huaneng Group through its controlling subsidiary, China Huaneng Finance Corporation Limited, held 143,620,000 domestic shares.

3.	520,000,000 H Shares were held by Huaneng Group through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited.

Save as stated above, as at 30 June 2012, in the register required to be kept under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

Directors’ and Supervisors’ Right to Purchase Shares

The Company has adopted a code in relation to the securities transactions by the directors and supervisors with the standard not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Listing Rules”). Following enquiries made by the Company, all Directors and Supervisors confirmed that they have complied with the Code throughout the first half of 2012.

As at 30 June 2012, none of the directors, chief executive officer or supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the definition of Part XV of the Securities and Futures Ordinance (“SFO”) which was required to be notified to the Company and the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive officer or Supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

Public Float

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

Dividends

It was resolved by the Board not to distribute dividends for the first half of 2012.

Disclosure of Major Events

1.
Due to work requirement, Mr. Liu Shuyuan (Director) tendered his resignation report to the Board of Director on 13 December 2011. On 21 February 2012, Mr. Guo Hongbo was appointed as a director of the seventh session of the Board of Director and Mr. Liu Shuyuan resigned as a director officially.

2.
Due to work requirement, Mr. Gu Biquan (Secretary to the Board of Directors) tendered his resignation report resigning his duties as Secretary to the Board of Directors on 2 March 2012. On 3 May 2012, Mr. Du Daming acted as the Secretary to the Board of Directors and Mr. Gu Biquan resigned officially.

3.
Due to work requirement, Ms. Huang Mingyuan (Director) tended her resignation report to the Board of Directors on 18 May 2012. On 12 June 2012, Mr. Xie Rongxing was appointed as a director of the seventh session of the Board of Directors and Ms. Huang Mingyuan resigned as a director officially.

Corporate Governance

The Company has always places emphasis on corporate governance. After years of experience and practice, the Company has gradually formed a standardized and enhanced governance structure, thereby establishing a sound and effective system that is appropriate to the Company’s own development requirements. The Company persists on maximizing the benefits of the Company and its shareholders as a whole, treating all of its shareholders fairly and striving for the long-term, stable growth returns for our shareholders.

Save as disclosed below, during the reporting period, the Company has complied with the relevant provisions regarding Corporate Governance Codes (“CG Code”) in Appendix 14 of the Listing Rules. In respect of code provision A.6.7 of the CG Code, Huang Long (Vice Chairman) and Shao Shiwei (Independent Director) attended the 2011 annual general meeting of the Company. Other directors were not in a position to attend the meeting due to official duties.

(A)	CODE OF CORPORATE GOVERNANCE

In recent years, the Company adopted the following measures in order to strengthen corporate governance and enhance the Company’s operation quality:

	(1)	Enhancing and improving corporate governance

In addition to complying with the provisions of the applicable laws, as a public company listed in three markets both domestically and internationally, the Company is subject to the regulations of the securities regulatory authorities of the three listing places and the supervision of investors at-large. Accordingly, our fundamental principles are to adopt a corporate governance structure that balances and coordinates the decision-making powers, supervisory powers and operating powers, to act with honesty and integrity, and to comply with the law and operate in accordance with the law.

Over the past years, the Company’s Board has formulated and implemented the Rules and Procedures of the General Meetings; Rules and Procedures of the Board of Directors Meetings; the Rules and Procedures of the Supervisory Committee Meetings; the Detailed Rules on the Work of the General Manager; the Detailed Rules on the Work of the Strategy Committee of the Board of Directors; the Detailed Rules on the Work of the Audit Committee of the Board of Directors; the Detailed Rules on the Work of the Nomination Committee of the Board of Directors; the Detailed Rules on the Work of the Remuneration and Appraisal Committee of the Board of Directors; the System on Work of Independent Directors, the System on Work of Independent Directors on the annual report and the Work Regulations on Annual Report for the Audit Committee, and amended the Articles of Association according to the applicable laws and the Company’s development need.

	(2)	Enhancing and improving the information disclosure system

The Company stresses on the importance of external information disclosure. The Company has established the Information Disclosure Committee which comprises the secretary to the Board of Directors, the Chief Accountant, managers of each functional department, and is responsible for examining the Company’s regular reports. The Company has implemented the system of holding regular information disclosure meetings every Monday chaired by the secretary to the Board of Directors and the Chief Accountant who will report on the Company’s important matters of the week, thereby warranting the Company’s performance of the relevant information disclosure obligations. The Company has successively formulated and implemented the relevant information disclosure system, and has made timely amendments thereto according to regulatory requirements. The current systems which have been implemented include the Measures on Information Disclosure Management, the Measures on Investor Relations Management, the Detailed Rules on the Work of the Information Disclosure Committee, Management Measures on Inside Information, Management Measures for Pursuing Responsibility regarding Material Errors in Information Disclosure of Annual Report, etc. The above measures and system ensure the regulated operation of the Company, strengthen the truthfulness, accuracy, completeness and the timely disclosure of information disclosure, and at the same time enhance the quality as well as transparency of the information disclosure regarding the annual report.

Relevant departments of the Company compiled answers (and subsequent updates) to questions regarding the hot topics of market concerns, and the Company’s production, operation and operating results in a timely manner. The replies shall become the basis of external communication after being approved by the Company’s management and the authorized representatives of the Information Disclosure Committee. Also, the Company engages professional personnel to conduct specialized training for the staff of the Company who are responsible for information disclosure on an irregular basis in order to continuously enhance their level of professionalism.

(3)	Regulating financial management system, strengthening internal control

The credibility of a listed company, to a large extent, relates to the quality of the preparation of financial statements and a regulated operation of financial activities. In order to regulate its financial management, the Company has completed a large amount of specific and detailed work, including:

1.
In order to strictly implement the accounting rules, accounting standards and accounting systems, to strengthen accounting and accounts supervision, and to truthfully and fairly reflect the financial position, operating results and cash flow, the Company has compiled the Measures on Accounting, the Measures on Construction Accounting, the Measures on Fixed Assets Management, Lists of Fixed Assets and the Measures on Cost Management. The Company’s Board, the Supervisory Committee and the Audit Committee have examined the Company’s financial reports on a regular basis and the Company has fulfilled the requirements of making the Chairman, the President and the Chief Accountant responsible for the truthfulness and completeness of the financial reports.

2.
In order to safeguard the independence of the listed company, the Company maintained the separation of personnel in organizational structure and specifically established the relevant institutions responsible for the entrusted business so that the Company may realize the complete separation of the listed company and the controlling shareholder in terms of personnel, assets and finances according to the laws and regulations of the State and the requirements of regulatory rules.

3.
Since 2003, the Company has initiated internal control system construction work in order to establish a sound internal control system for the Company, to achieve an efficient operating effect for ensuring the reliability of financial reports, and to effectively enhance the capability of risk prevention. For the past ten years, the Company has established an internal control system construction strategic plan and highlighted the targets for internal control system construction. By promoting the internal control, the Company’s development capability, competitive edges and risk resistance ability have been further enhanced. The Company has realized its strategic targets, established a system for internal control and reinforced the work requirements for internal control systems for the corporate level, the branch level and the power plants level. Having reference to the internal control regulations by the relevant domestic and international regulatory requirements, the Company has established an internal control procedure that was consistent with the management features of the Company, and has designed and promulgated the internal control handbook which was identified as having the highest authority to govern the Company’s internal management issues. The Company has insisted on organizing various self-assessments on internal control every year, discovering control deficiencies and implementing rectifications in time. The Company also held all-rounded internal publicity and training on the philosophy and knowledge for internal control.

After due assessment, the management of the Company considers that the internal control system of the Company is sound and the implementation of which is effective.

The Company was among the first batch of US listed PRC enterprises which had satisfied the requirement on internal control in the financial reports under section 404 of the Sarbanes – Oxley Act. In 2011, as a domestic and international listed company, the Company has smoothly passed the dual standards on internal controls by the fundamental governing rules on enterprise internal controls and their ancillary guidances and section 404 of the Sarbanes – Oxley Act. So far, the external auditors had issued the auditor’s report on the Company’s internal control for six successive years without any qualification opinion. The Company has been implementating the internal control work standardization for establishing a long-term internal control system.

4.
In regard to fund management, the Company has formulated a number of management measures including the Measures on Financial Management, the Measures on the Management of the Income and Expenditure of the Funds, the Measures on the Assessment of Management of Receipt and Payment of Funds, the Measures on the Management of Bills of Exchange, the Measures on Management of Fund Raising, Rules on the Management of Transactions Involving Financial Derivatives, the Measures on the Management of Provision of Security to Third Parties and the Measures for Regulating Fund Transfers with the Connected Parties. The Company’s Articles of Association also set out provisions relating to loans, guarantees and investment. In the annual reports of the Company over the previous years, the Company has engaged certified accountants to conduct auditing on the use of funds by the controlling shareholders and other related parties, and issue specific statements according to the requirements of the CSRC and the Shanghai Stock Exchange for confirmation that there has not been any violation of rules relating to the use of funds. Moreover, the Company also conducted checking and clearing with related parties on a quarterly basis in relation to the operational fund transfers in order to ensure the safety of funds. At the same time, the Company has reported the fund use position each quarter to the Beijing Securities Regulatory Bureau and urged itself to comply with the relevant requirements at any time.

The above systems and measures have formed a sound management framework for our production and operation, ensuring an on-going standardization of operations of the Company and a gradual enhancement of corporate management quality.

(B)	SECURITIES TRANSACTIONS BY DIRECTORS

As the Company is listed on three jurisdictions, the Company has strictly complied with the relevant binding clauses on securities transactions by directors imposed by the regulatory authorities of the US, Hong Kong and China and we insist on the principle of complying with the strictest clause, which is, implementing the strictest clause among three places. We have adopted a set of standards not less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Hong Kong Listing Rules as the model code for securities dealings by directors of the Company, namely, Management Rules regarding the Company’s Securities Information and Trading. The Company has also formulated and implemented the Management Rules in respect of the Shares of the Company held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The model codes for the trading of securities by the Company’s directors include: trading the Company’s shares strictly in accordance with the stipulations under the Companies Law and relevant regulations, prohibiting those who are in possession of securities transaction insider information using insider information in securities trading; and setting out detailed rules for those who are in possession of insider information. Following a specific enquiry on all the directors and senior management of the Company, all the directors and senior management currently do not hold any shares in the Company and there is no material contract in which the directors and senior management directly or indirectly have material interests.

(C)	BOARD OF DIRECTORS

The Company’s Board of Directors comprised 15 members. Members of the seventh session of the board of directors, comprising: Mr. Cao Peixi acted as Chairman, and Mr. Huang Long as Vice Chairman of the Board. The Executive Directors of the Company are Mr. Cao Peixi (Chairman), Mr. Liu Guoyue (Director and President) and Mr. Fan Xiaxia (Director and Vice President); other Non-executive Directors are Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian, Mr. Shan Qunying, Mr. Guo Hongbo (Mr. Guo Hongbo was appointed as a director on 21 February 2012 when Mr. Liu Shuyuan (Director) resigned officially), Mr. Xu Zujian and Mr. Xie Rongxing (Mr. Xie Rongxing was appointed as a director on 12 June 2012 when Ms. Huang Mingyuan (Director) resigned officially). The Company has five Independent Non-executive Directors, accounting for one-third of the members of the Company’s Board of Directors, namely, Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen.

The Board of Directors of the Company has held four meetings during this reporting period (ended 30 June 2012) including regular meetings and ad hoc meetings (such as communication voting). For details, please see the announcements.

Details of the attendance of directors at the board meetings are as follows:

Name	Number of meetings to be attended	Number of meetings attended in person	Number of meetings attended by proxy	Rate of Attendance (%)

Executive Directors
Cao Peixi	4	4	0	100%
Liu Guoyue	4	4	0	100%
Fan Xiaxia	4	4	0	100%

Non-executive Directors
Huang Long	4	4	0	100%
Li Shiqi	4	4	0	100%
Huang Jian	4	4	0	100%
Shan Qunying	4	4	0	100%
Guo Hongbo	3	3	0	100%
				(appointed on 21 February 2012)
Xu Zujian	4	4	0	100%
Xie Rongxing	0	0	0	(appointed on 12 June 2012)

Name	Number of meetings to be attended	Number of meetings attended in person	Number of meetings attended by proxy	Rate of Attendance (%)

Independent
Non-executive
Directors
Shao Shiwei	4	4	0	100%
Wu Liansheng	4	4	0	100%
Li Zhensheng	4	4	0	100%
Qi Yudong	4	4	0	100%
Zhang Shouwen	4	3	1	75%
				(Attendance by proxy rate: 25%)

Previous directors
Liu Shuyuan	1	1	0	100%
Huang Mingyuan	4	3	1	75%
				(Attendance by proxy rate: 25%)

Directors attended the 2011 annual general meeting of the Company: Huang Long (Vice Chairman), Shao Shiwei (Independent Director).

As stated in the previous Corporate Governance Reports, the Company’s Articles of Association set out in detail the duties and operational procedures of the Board (please refer to the Company’s Articles of Association for details). The Board of the Company holds regular meetings to hear the reports on the Company’s operating results and makes timely decisions. Material decisions on operation shall be discussed and approved by the Board. Ad hoc meetings may be held if necessary. Board meetings include regular meetings and ad hoc meetings. Regular meetings of the Board include: annual meetings, first quarterly meetings, half-yearly meetings and third quarterly meetings.

All arrangements for regular meetings have been notified to all directors at least 14 days in advance and the Company has ensured that each director thoroughly understood the agenda of the meeting and fully expressed his/her opinions, while all Independent Non-executive Directors expressed their independent directors’ opinions on their respective duties. Minutes have been taken for all the meetings and filed at the Office of the Board of Directors of the Company.

Moreover, the Independent Non-executive Directors of the Company have submitted their independent non-executive director confirmation letters of 2011 in relation to their independence according to the requirements of the Listing Rules.

Apart from regular and ad hoc meetings, the Board obtained information through the Chairman Office in a timely manner in order to monitor the objectives and strategies of the management, the Company’s financial position and operating results and signing and performance of material agreements.

During the period when the Board was not in session, the Chairman, together with the Vice Chairman, discharged part of the duties of the Board of Directors, including (1) to examine and approve the proposals in respect of establishing or cancelling development and construction projects; (2) to examine and approve proposals of the President in relation to the appointment, removal and transfer of managers of various departments of the Company and managers of external branches; (3) to examine and approve plans on the use of significant funds; (4) to examine and approve proposals on the establishment or cancellation of branch companies or branch organs; and (5) to examine and approve other major issues.

The management of the Company shall be in charge of the production and operational management of the Company according to the Articles of Association. It shall implement annual operation plans and investment proposals and formulate the Company’s management rules.

(D)	CHAIRMAN AND PRESIDENT

The Company shall have a Chairman and a President who shall perform their duties respectively according to the Articles of Association. During the reporting period, Mr. Cao Peixi acts as Chairman of the Board and Mr. Liu Guoyue acts as President of the Company.

The division of duties of the Board and the senior management remained the same as disclosed in the previous Corporate Governance Reports.

(E)	NON-EXECUTIVE DIRECTORS

According to the provisions of the Articles of Association, the term of office of each member of the Board of the Company shall not exceed three years (including three years) and the members may be eligible for re-election. However, the term of office of Independent Non-executive Directors shall not exceed six years (including six years) according to the related provisions of the CSRC.

The respective terms of office of the Non-executive Directors are as follows:

Name of Non-executive Directors	Term of office

Huang Long	17 May 2011–May 2014
Li Shiqi	17 May 2011–May 2014
Huang Jian	17 May 2011–May 2014
Shan Qunying	17 May 2011–May 2014
Guo Hongbo	21 February 2012–May 2014
Xu Zujian	17 May 2011–May 2014
Xie Rongxing	12 June 2012–May 2014

(F)	DIRECTORS’ REMUNERATION

According to the provisions of the relevant laws of the PRC and the Articles of Association, the Board of the Company has established the Remuneration and Appraisal Committee mainly responsible for studying the appraisal standards of the directors and senior management personnel of the Company, conducting appraisals and making proposals; responsible for studying and examining the remuneration policies and proposals of the directors and senior management personnel of the Company; and to be accountable to the Board. During the reporting period, Mr. Liu Guoyue and Mr. Fan Xiaxia received salary from the Company as Executive Directors. Their salaries were recorded in the annual total remuneration and regulated in accordance with the Company’s Remuneration Management Regulations. The total remuneration, after examined by the Remuneration and Appraisal Committee, was then submitted to the Board of Directors. The Executive Directors have entered into the director service contracts in compliance with the requirements of the Stock Exchange using the template set out by the Stock Exchange.

The seventh session of the Remuneration and Appraisal Committee comprises of 7 members. Members are Mr. Qi Yudong, Mr. Liu Guoyue, Mr. Guo Hongbo (appointed as a member on 20 March 2012. Mr. Liu Shuyuan was a member prior to 21 February 2012), Mr. Xu Zujian, Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, of whom Mr. Qi Yudong, Mr. Shao Shiwei, Mr. Wu Liansheng and Mr. Li Zhensheng are independent non-executive directors. Mr. Qi Yudong acted as Chief member.

The operation of the Remuneration and Appraisal Committee under the Board of Directors did properly follow the Detailed Rules on the Work of the Remuneration and Appraisal Committee. The Remuneration and Appraisal Committee of the Sixth Session of the Board of Directors convened the first meeting in 2012 meeting on 19 March 2012, at which the 2012 Report of Total Wage Expenses was reviewed and approved the Company’s arrangement for the total wage in 2012 and the work performance of the Remuneration and Appraisal Committee was considered and approved.

During the reporting period, the attendance of meetings of the Remuneration and Appraisal Committee of the Company’s Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Remuneration and Appraisal Committee of the Seventh Session of the Board in 2012	19 March 2012	Qi Yudong, Liu Guoyue, Xu Zujian, Shao Shiwei, Wu Liansheng, Li Zhensheng	–

(G)	NOMINATION OF DIRECTORS

According to the relevant laws of the PRC and the relevant provisions of the Articles of Association, the Board of the Company has established the Nomination Committee. The Committee is mainly responsible for studying the selection standards and procedures for candidates for directors and senior management personnel of the Company according to the directors’ qualifications requirements under the Companies Law and Securities Law and the needs of the operational management of the Company, and making proposals thereon to the Board; searching for qualified candidates for directors and suitable persons for senior management personnel on a wide basis; and examining the candidates for directors and suitable persons for senior management personnel and making proposals thereon. Currently, the nomination of the candidates of directors of the Company is mainly made by the major shareholders. The nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors. The President of the Company was appointed by the Board and the candidates for the Vice President and management were nominated by the President. Such nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors.

Members of the seventh session of the Nomination Committee were Mr. Shao Shiwei, Mr. Fan Xiaxia, Mr. Shan Qunying, Mr. Xie Rongxing (appointed as a member on 12 June 2012, prior to that Ms. Huang Mingyuan was a member), Mr. Wu Liansheng, Mr. Qi Yudong, Mr. Zhang Shouwen, of whom Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Qi Yudong and Mr. Zhang Shouwen were Independent non-executive Directors. Mr. Shao Shiwei acted as the Chief member.

During the reporting period, the attendance of meetings of the Nomination Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Nomination Committee of the Seventh Session of the Board in 2012	19 March 2012	Shao Shiwei, Fan Xiaxia, Shan Qunying, Wu Liansheng, Qi Yudong, Zhang Shouwen	Huang Mingyuan

Second meeting of the Nomination Committee of the Seventh Session of the Board in 2012	28 May 2012	Shao Shiwei, Fan Xiaxia, Shan Qunying, Huang Mingyuan, Wu Liansheng, Qi Yudong, Zhang Shouwen	–

(H)	APPOINTMENT OF AUDITORS

KPMG and KPMG Huazhen CPAs Co. Ltd. were appointed respectively as the international and domestic auditors of the Company for 2012.

(I)	AUDIT COMMITTEE

According to the requirements of the regulatory authorities of the jurisdictions where the Company is listed and the relevant provisions of the Articles of Association, the Board of Directors of the Company has established the Audit Committee mainly responsible for: assisting the Board of Directors in the supervision of:

	(1)	the accuracy of the Company’s financial statement;

	(2)	the Company’s compliance with laws and regulations;

	(3)	the qualification and independence of the Company’s independent auditors;

	(4)	the performance of the Company’s independent auditors and internal auditing departments of the Company; and

	(5)	the control and management of the related party transactions of the Company.

Members of the Seventh Session of the Audit Committee comprised five directors, namely, Mr. Wu Liansheng, Mr. Shao Shiwei, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen; all the above members are Independent Non-executive Directors. Mr. Wu Liansheng acted as Chief Member.

(1)
During the reporting period, the Audit Committee has held four meetings. As per Audit Committee’s duties, the Audit Committee interviewed with the Company’s counsels, external auditors, management and the relevant departments separately and exchange ideas and communicated with them. With the understandings on the applicable laws and regulations of those jurisdictions in which the shares of the Company are listed, anti-fraud position in the Company, recruitment of staff, implementation and execution of internal control mechanism and audit work carried out by external auditors, the Audit Committee has rendered their views and opinion and made certain proposals. During the meetings, the following resolutions of the Company have been passed: the 2011 audit working report and the audit work plan and budget for 2012 of Audit Department of the Company, the 2011 financial reports and the budget report for 2012, the 2011 profit distribution plan, proposal on appointment of external auditors, the financial report for the first quarter of 2012, etc. and the relevant examination reports were submitted by the Audit Committee to the Board of Directors.

During the reporting period, the attendance of meetings of members of the Audit Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Audit Committee of the Seventh Session in 2012	5 January 2012	Wu Liansheng, Shao Shiwei, Li Zhensheng, Qi Yudong, Zhang Shouwen	–

Second meeting of the Audit Committee of the Seventh Session in 2012	21 February 2012	Wu Liansheng, Shao Shiwei, Li Zhensheng	Qi Yudong, Zhang Shouwen

Third meeting of the Audit Committee of the Seventh Session in 2012	19 March 2012	Wu Liansheng, Shao Shiwei, Li Zhensheng, Qi Yudong, Zhang Shouwen	–

Fourth meeting of the Audit Committee of the Seventh Session in 2012	23 April 2012	Wu Liansheng, Shao Shiwei, Li Zhensheng, Qi Yudong, Zhang Shouwen	–

(J)	RESPONSIBILITY STATEMENT BY THE DIRECTORS IN RELATION TO THE FINANCIAL STATEMENTS

The Directors of the Company confirm that they shall assume the relevant responsibility in relation to the preparation of the financial statements of the Company, ensure that the preparation of the financial statements of the Company complies with the relevant laws and regulations and the applicable accounting standards and also warrant that the financial statements of the Company will be published in a timely manner.

(K)	SHARES HELD BY SENIOR MANAGEMENT

None of the senior management of the Company holds shares in the Company.

(L)	STRATEGY COMMITTEE

For compliance with the relevant requirements of the regulations in the jurisdictions where the shares of the Company are listed as well as the Articles of Association of the Company, the Board has established a Strategy Committee with the following key responsibilities:

	(1)	reviewing and advising on the Company’s long-term strategic development plan;

	(2)	reviewing and advising on the major fund raising proposals that need to be approved by the Board;

	(3)	reviewing and advising on the major production and operating projects that need to be approved by the Board;

	(4)	studying and advising on the matters that would significantly affect the development of the Company;

	(5)	examining the implementation of the above-mentioned matters; and

	(6)	attending those matters at the request of the Board.

Members of the Seventh Session of the Strategy Committee comprised seven directors, namely, Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian, Mr. Liu Guoyue, Mr. Fan Xiaxia, Mr. Shao Shiwei and Mr. Li Zhensheng, of whom Mr. Shao Shiwei and Mr. Li Zhensheng were Independent Non-executive Directors. Mr. Huang Long acted as Chief Member.

On 18 May 2012, the Strategy Committee considered and approved the Report on Classification, Prevention and Control Measures on Risk of Huaneng Power International, Inc. in 2012 which was submitted to the Audit Committee of the Board of the Company on 30 July 2012.

The risk management work of the Company has been conducted in an orderly manner, which effectively controlled each risk and successively strengthened and enhanced the Company’s internal controls and risk management system.

(M)	DIRECTORS’ TRAINING

The Company organizes its directors and supervisors to attend the training provided by regulatory authorities annually. During the reporting period, eight directors of the Company had participated the 2012 Training on directors and supervisors organised by the China Securities Regulatory Commission, Beijing Bureau.

Once every six months the Company organises legal advisers from the PRC, US and Hong Kong to provide an updates on regulatory rules of the places where the Company’s shares are listed, and to introduce to the members of the Audit Committee and all independent non-executive directors regarding the system that is applicable to the Company and the performance by the Company of the listing rules relevant to the places where the Company’s shares are listed.

Review by the Audit Committee

The interim results of 2012 have been reviewed by the Audit Committee of the Company.

Legal Proceedings

As at 30 June 2012, the Company was not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened against or by the Company as far as the Company is aware.

Documents for Inspection

Apart from this report, the interim report for 2012 containing all the information required by the Listing Rules will be published in the Hong Kong Stock Exchange’s website in due course. The Company will also file the interim report in Form 6-K with the US Securities and Exchange Commission. Copies of the interim report for 2012 will be available at the following addresses and websites:

PRC	Huaneng Power International, Inc.
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Telephone Number: (8610) 6322 6999
Fax Number: (8610) 6641 2321

Hong Kong	Wonderful Sky Financial Group Limited
Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2865 1638

Websites of the Company	http://www.hpi.com.cn;
http://www.hpi-ir.com.hk

By Order of the Board
Cao Peixi
Chairman

As at the date of this report, the directors of the Company are:

Cao Peixi (Executive Director)	Shao Shiwei (Independent Non-executive Director)
Huang Long (Non-executive Director)	Wu Liansheng (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Li Zhensheng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Qi Yudong (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Zhang Shouwen (Independent Non-executive Director)
Fan Xiaxia (Executive Director)
Shan Qunying (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Xie Rongxing (Non-executive Director)

Beijing, the PRC
1 August 2012

Condensed Consolidated Interim Balance Sheet (Unaudited)
AS AT 30 JUNE 2012
(Amounts expressed in thousands of RMB)

	Note	As at 30 June 2012	As at 31 December 2011
ASSETS

Non-current assets
Property, plant and equipment	6	176,729,831	177,968,001
Investments in associates/jointly controlled entities		13,792,838	13,588,012
Available-for-sale financial assets		2,498,913	2,301,167
Land use rights		4,289,200	4,341,574
Power generation licence		3,985,138	3,904,056
Mining rights		1,922,655	1,922,655
Deferred income tax assets		520,193	526,399
Derivative financial assets		6,697	16,389
Goodwill	7	14,115,133	13,890,179
Other non-current assets	8	2,414,273	2,540,104

Total non-current assets		220,274,871	220,998,536

Current assets
Inventories		8,086,976	7,525,621
Other receivables and assets	9	4,969,541	4,600,250
Accounts receivable	10	14,404,296	15,377,843
Trading securities		96,214	96,154
Derivative financial assets		44,213	147,455
Bank balances and cash	22	13,535,111	8,670,015

Total current assets		41,136,351	36,417,338

Total assets		261,411,222	257,415,874

	Note	As at 30 June 2012	As at 31 December 2011
EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital		14,055,383	14,055,383
Capital surplus		17,402,151	17,816,495
Surplus reserves		7,085,455	7,013,849
Currency translation differences		(335,080)	(570,973)
Retained earnings
– Proposed dividend		–	702,769
– Others		13,915,665	11,865,406

		52,123,574	50,882,929

Non-controlling interests		8,903,252	8,674,824

Total equity		61,026,826	59,557,753

Non-current liabilities
Long-term loans	12	84,905,066	79,844,872
Long-term bonds	13	22,869,439	17,854,919
Deferred income tax liabilities		1,946,631	1,993,155
Derivative financial liabilities		797,548	578,198
Other non-current liabilities	14	1,029,271	989,357

Total non-current liabilities		111,547,955	101,260,501

Current liabilities
Accounts payable and other liabilities	15	23,348,702	25,767,999
Taxes payables		901,830	1,018,541
Dividends payable		1,005,053	167,643
Salary and welfare payables		212,362	230,283
Derivative financial liabilities		263,667	35,549
Short-term bonds	16	15,257,868	10,262,042
Short-term loans	17	33,136,879	43,979,200
Current portion of long-term loans	12	13,712,006	14,140,270
Current portion of long-term bonds	13	998,074	996,093

Total current liabilities		88,836,441	96,597,620

Total liabilities		200,384,396	197,858,121

Total equity and liabilities		261,411,222	257,415,874

The notes on pages 36 to 69 are an integral part of this unaudited condensed consolidated interim financial information.

Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)
FOR THE SIX MONTHS ENDED 30 JUNE 2012
(Amounts expressed in thousands of RMB, except per share data)

		For the six months ended 30 June
	Note	2012	2011

Operating revenue	5	67,180,473	64,054,146
Tax and levies on operations		(318,556)	(217,999)

Operating expenses
Fuel		(43,271,787)	(42,885,241)
Maintenance		(1,309,178)	(1,144,325)
Depreciation		(5,612,839)	(5,829,642)
Labor		(2,192,451)	(2,076,673)
Service fees on transmission andtransformer facilities of HIPDC		(70,386)	(70,386)
Purchase of electricity		(3,823,905)	(4,109,431)
Others		(3,070,444)	(2,929,655)

Total operating expenses		(59,350,990)	(59,045,353)

Profit from operations		7,510,927	4,790,794

Interest income		77,042	84,090
Financial expenses, net
Interest expense		(4,564,904)	(3,511,077)
Exchange loss and bank charges, net		(51,308)	(176,267)

Total financial expenses, net		(4,616,212)	(3,687,344)

Share of profits of associates/jointly controlled entities		290,666	346,019
Loss on fair value changes		(1,036)	(1,441)
Other investment income		185,333	78,315

Profit before income tax expense	19	3,446,720	1,610,433

Income tax expense	20	(994,643)	(500,189)

	For the six months ended 30 June
	Note	2012	2011

Net profit		2,452,077	1,110,244

Other comprehensive income/(loss), net of tax

Available-for-sale financial asset fair value changes Proportionate shares of other comprehensive income/(loss) of investees measured using the equity method of accounting		13,357	(2,036)
Cash flow hedges		(463,510)	(169,837)
Currency translation differences		236,457	229,462

Other comprehensive loss, net of tax		(177,887)	(11,953)

Total comprehensive income		2,274,190	1,098,291

Net profit/(loss) attributable to:
– Equity holders of the Company		2,121,963	1,130,892
– Non-controlling interests		330,114	(20,648)

		2,452,077	1,110,244

Total comprehensive income/(loss) attributable to:
– Equity holders of the Company		1,943,512	1,117,993
– Non-controlling interests		330,678	(19,702)

		2,274,190	1,098,291

Earnings per share for profit attributable to the equity holders of the Company
(expressed in RMB per share)
– Basic and diluted	21	0.15	0.08

Dividends paid	11	–	2,807,084

The notes on pages 36 to 69 are an integral part of this unaudited condensed consolidated interim financial information.

Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)
FOR THE SIX MONTHS ENDED 30 JUNE 2012
(Amounts expressed in thousands of RMB)

				Attributable to equity holders of the Company
	Share capital	Share premium	Hedging reserve	Capital surplus Available- for-sale financial asset revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non- controlling interests	Total equity
Balance as at 1 January 2012	14,055,383	16,780,924	(393,710)	358,398	1,070,883	17,816,495	7,013,849	(570,973)	12,568,175	50,882,929	8,674,824	59,557,753
Profit for the six months ended 30 June 2012	–	–	–	–	–	–	–	–	2,121,963	2,121,963	330,114	2,452,077
Other comprehensive (loss)/income:
Fair value changes from available-for-sale financial asset, net of tax	–	–	–	35,809	–	35,809	–	–	–	35,809	–	35,809
Proportionate shares of other comprehensive income/(loss) of investee measured using the equity method of accounting, net of tax	–	–	–	17,614	(4,257)	13,357	–	–	–	13,357	–	13,357
Changes in fair value of effective portion of cash flow hedges, net of tax	–	–	(400,745)	–	–	(400,745)	–	–	–	(400,745)	–	(400,745)
Cash flow hedges recorded in shareholders’ equity reclassified to profit and loss, net of tax	–	–	134,739	–	–	134,739	–	–	–	134,739	–	134,739
Cash flow hedges recorded in shareholders’ equity reclassified to inventories, net of tax	–	–	(197,504)	–	–	(197,504)	–	–	–	(197,504)	–	(197,504)
Currency translation differences	–	–	–	–	–	–	–	235,893	–	235,893	564	236,457

Total comprehensive (loss)/income for the six months ended 30 June 2012	–	–	(463,510)	53,423	(4,257)	(414,344)	–	235,893	2,121,963	1,943,512	330,678	2,274,190
Transfer to surplus reserve fund	–	–	–	–	–	–	71,606	–	(71,606)	–	–	–
Dividends relating to 2011 (Note 11)	–	–	–	–	–	–	–	–	(702,867)	(702,867)	(274,200)	(977,067)
Capital injections from non-controlling interests of subsidiaries	–	–	–	–	–	–	–	–	–	–	171,950	171,950

Balance as at 30 June 2012	14,055,383	16,780,924	(857,220)	411,821	1,066,626	17,402,151	7,085,455	(335,080)	13,915,665	52,123,574	8,903,252	61,026,826

	Attributable to equity holders of the Company
	Share capital	Share premium	Hedging reserve	Capital surplus Available- for-sale financial asset revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non controlling interests	Total equity

Balance as at 1 January 2011	14,055,383	16,780,924	15,667	606,831	1,027,324	18,430,746	6,958,630	93,405	14,250,969	53,789,133	8,636,339	62,425,472
Profit for the six months ended 30 June 2011	–	–	–	–	–	–	–	–	1,130,892	1,130,892	(20,648)	1,110,244
Other comprehensive (loss)/income:
Fair value changes from available-for-sale financial asset, net of tax	–	–	–	(69,542)	–	(69,542)	–	–	–	(69,542)	–	(69,542)
Proportionate shares of other comprehensive loss of investee measured using the equity method of accounting, net of tax	–	–	–	(1,892)	(144)	(2,036)	–	–	–	(2,036)	–	(2,036)
Changes in fair value of effective portion of cash flow hedges, net of tax	–	–	144,460	–	–	144,460	–	–	–	144,460	–	144,460
Cash flow hedges recorded in shareholders’ equity reclassified to profit and loss, net of tax	–	–	194,276	–	–	194,276	–	–	–	194,276	–	194,276
Cash flow hedges recorded in shareholders’ equity reclassified to inventories, net of tax	–	–	(508,573)	–	–	(508,573)	–	–	–	(508,573)	–	(508,573)
Currency translation differences	–	–	–	–	–	–	–	228,516	–	228,516	946	229,462

Total comprehensive (loss)/income for the six months ended 30 June 2011	–	–	(169,837)	(71,434)	(144)	(241,415)	–	228,516	1,130,892	1,117,993	(19,702)	1,098,291
Dividends relating to 2010	–	–	–	–	–	–	–	–	(2,807,084)	(2,807,084)	(91,182)	(2,898,266)
Capital injections from non-controlling interests of subsidiaries	–	–	–	–	–	–	–	–	–	–	55,045	55,045
Acquisition of a subsidiary	–	–	–	–	–	–	–	–	–	–	64,089	64,089

Balance as at 30 June 2011	14,055,383	16,780,924	(154,170)	535,397	1,027,180	18,189,331	6,958,630	321,921	12,574,777	52,100,042	8,644,589	60,744,631

Condensed Consolidated Interim Statement of Cash Flows (Unaudited)
FOR THE SIX MONTHS ENDED 30 JUNE 2011
(Amounts expressed in thousands of RMB)

		For the six months ended 30 June
	Note	2012	2011

Net cash provided by operating activities		12,754,918	9,298,057

Net cash used in investing activities	22	(7,017,423)	(8,299,851)

Net cash (used in)/provided by financing activities	22	(970,518)	1,307,532

Exchange gain		74,715	68,565

Net increase in cash and cash equivalents		4,841,692	2,374,303

Cash and cash equivalents as at beginning of the period		8,552,782	9,426,437

Cash and cash equivalents as at end of the period	22	13,394,474	11,800,740

Notes to the Unaudited Condensed Consolidated Interim Financial Information
FOR THE SIX MONTHS ENDED 30 JUNE 2012
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

Huaneng Power International, Inc. (the “Company”) was incorporated in the People’s Republic of China (the “PRC”) as a Sino-foreign joint stock limited company on 30 June 1994. The registered address of the Company is West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the PRC. The Company and most of its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC. SinoSing Power Pte. Ltd. (“SinoSing Power”) and its subsidiaries, subsidiaries of the Company, are principally engaged in the power generation and sale in the Republic of Singapore (“Singapore”).

The directors consider Huaneng International Power Development Corporation (“HIPDC”) and China Huaneng Group (“Huaneng Group”) as the parent company and ultimate parent company of the Company, respectively. Both HIPDC and Huaneng Group are incorporated in the PRC. Neither Huaneng Group nor HIPDC produced financial statements available for public use.

This unaudited condensed consolidated interim financial information was approved for issue on 31 July 2012.

2.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2012 have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. This unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board (the “IASB”).

As at and for the six months ended 30 June 2012, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as at 30 June 2012, the Company and its subsidiaries have a negative working capital balance of approximately Renminbi Yuan (“RMB”) 47.70 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities, the Company and its subsidiaries will refinance and/or restructure certain short-term borrowings into long-term borrowings and also consider alternative sources of financing, where applicable. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet their liabilities as and when they fall due within the next twelve months and have prepared this unaudited condensed consolidated interim financial information on a going concern basis.

3.	PRINCIPAL ACCOUNTING POLICIES

Except as described below, the principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2011 described in those annual financial statements.

The Company and its subsidiaries have adopted the following amendments to standards in 2012:

‧
Amendments to IFRS 7, ‘Financial instruments: disclosures’. The amendments were as a result of amendments on disclosure requirements of transfers of financial assets released in October 2010 (effective for financial year beginning 1 July 2011). The amendments clarified and strengthened the disclosure requirements of transfers of financial assets which help users of financial statements evaluating related risk exposures and the effect of those risks on the financial position of the Company and its subsidiaries. The Company and its subsidiaries adopt the amendments from 1 January 2012. These amendments have no material impact on the unaudited condensed consolidated interim financial information.

4.	ESTIMATES

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2011, with the exception of changes made to the estimated useful lives and estimated net residual values of property, plant and equipment as of 1 January 2012.

In order to present a fairer and more appropriate view of the financial position and operating results of the Company and its subsidiaries where the depreciation period of each property, plant and equipment is aligned with its actual useful life, the Company and its subsidiaries have made changes to the estimated useful lives and estimated net residual values of property, plant and equipment not fully depreciated in the PRC.

The table below shows the details of estimated useful lives and net residual values of property, plant and equipment before and after 1 January 2012:

	Before 1 January 2012				After 1 January 2012
Category of property, plant and equipment	Estimated useful lives (years)	Estimated residual value(%)	Annual depreciation rate(%)	Category of property, plant and equipment	Estimated useful lives (years)	Estimated residual value(%)	Annual depreciation rate(%)
Buildings	6-45	0-11	2.11-16.67	Buildings	8-30	3	3.23-12.13
Structures	11-40	0-11	2.38-8.18	Structures	27-50	0-5	2.00-3.52
Generating & heat supply facilities	8-25	0-11	3.8-11.25	Generating & heat supply facilities	13-20	3-5	4.75-7.46
Transmission lines	10-30	0-11	3.17-9	Transmission lines	30	5	3.17
Substations & distribution facilities	5-22	0-11	4.32-18	Substations & distribution facilities	19	5	5
Communication lines & facilities	5-14	0-11	6.79-20	Communication lines & facilities	13	5	7.31
Automation controls & instruments	5-22	0-10	4.32-20	Automation controls & instruments	10	3	9.7
Hydraulic machineries	10-16	0-5	5.94-10	Hydraulic machineries	15	3	6.47
Overhaul & maintenance equipment	5-18	0-10	5.56-20	Overhaul & equipment maintenance	14	5	6.79
Production equipment & tools	3-18	0-10	5.56-33.33	Production equipment & tools	5-8	0-3	12.13-20
Transportation facilities	6-20	0-11	4.75-16.67	Transportation facilities	8-27	3-5	3.52-12.13
Non-production equipment & tools	3-18	0-5	5.56-33.33	Non-production equipment & tools	5-7	0-3	13.86-20

The changes in accounting estimate applied to the unaudited condensed consolidated financial information for the six months ended 30 June 2012 have decreased the depreciation charge of property, plant and equipment by approximately RMB500 million.

5.	REVENUE AND SEGMENT INFORMATION

Revenues recognized during the period are as follows:

	For the six months ended 30 June
	2012	2011
Sales of power and heat	66,111,825	63,004,353
Sales of coal	336,336	433,973
Port and transportation service	203,745	198,988
Others	528,567	416,832

Total	67,180,473	64,054,146

Directors and certain senior management of the Company perform the function as chief operating decision makers (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The operating segments of the Company were grouped into PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations).

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) in related periods excluding dividend income received from available-for-sale financial assets and operating results of those centrally managed and resource allocation functions in headquarters. Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing the unaudited condensed consolidated interim financial information.

(Under PRC GAAP)

	PRC power	Singapore		All other
	segment	segment	segments	Total
For the six months ended 30 June 2012
Total revenue	56,321,446	10,653,220	307,770	67,282,436
Inter-segment revenue	–	–	(101,963)	(101,963)

Revenue from external customers	56,321,446	10,653,220	205,807	67,180,473

Segment results	2,875,463	867,327	(77,193)	3,665,597

Interest income	41,290	35,430	322	77,042
Interest expense	(4,111,685)	(234,091)	(70,637)	(4,416,413)
Depreciation and amortization	(5,234,967)	(300,923)	(71,014)	(5,606,904)
Net loss on disposal of property, plant and equipment	(66,279)	(654)	(1,803)	(68,736)
Share of profits of associates and jointly controlled entities	242,495	–	(28,375)	214,120
Income tax expense	(863,149)	(156,737)	(5,373)	(1,025,259)

For the six months ended 30 June 2011
Total revenue	53,643,504	10,208,272	316,975	64,168,751
Inter-segment revenue	–	–	(114,605)	(114,605)

Revenue from external customers	53,643,504	10,208,272	202,370	64,054,146

Segment results	897,662	854,357	3,039	1,755,058

Interest income	45,032	38,816	242	84,090
Interest expense	(3,113,073)	(240,715)	(42,303)	(3,396,091)
Depreciation and amortization	(5,459,792)	(306,690)	(70,778)	(5,837,260)
Net loss on disposal of property, plant and equipment	(12,339)	–	–	(12,339)
Share of profits of associates and jointly controlled entities	272,341	–	15,598	287,939
Income tax expense	(380,326)	(148,592)	(1,544)	(530,462)

	PRC power segment	Singapore		All other
		segment	segments	Total
30 June 2012
Segment assets	214,070,663	31,050,802	8,981,558	254,103,023

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	3,216,723	1,211,127	463,851	4,891,701
Investments in associates	10,040,475	–	1,007,068	11,047,543
Investments in jointly controlled entities	160,000	–	1,034,555	1,194,555
Segment liabilities	(168,271,289)	(17,362,400)	(3,652,839)	(189,286,528)

31 December 2011
Segment assets	210,274,298	30,791,094	8,707,163	249,772,555

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	33,535,107	3,449,725	3,865,074	40,849,906
Investments in associates	9,851,537	–	1,018,397	10,869,934
Investments in jointly controlled entities	160,000	–	1,084,073	1,244,073
Segment liabilities	(166,068,006)	(17,526,440)	(3,332,315)	(186,926,761)

A reconciliation of segment results to profit before income tax expense is provided as follows:

	For the six months ended 30 June
	2012	2011
Segment results (PRC GAAP)	3,665,597	1,755,058
Reconciling items:
Loss of the headquarters	(306,385)	(123,883)
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	67,464	41,335
Dividend income of available–for-sale financial assets	185,880	65,881
Impact of IFRS adjustments*	(165,836)	(127,958)

Profit before income tax expense per unaudited condensed consolidated interim statement of comprehensive income	3,446,720	1,610,433

Reportable segments’ assets are reconciled to total assets as follows:

	As at 30 June 2012	As at 31 December 2011
Total segment assets (PRC GAAP)	254,103,023	249,772,555
Reconciling items:
Investment in Huaneng Finance	1,263,711	1,178,633
Deferred income tax assets	672,626	710,571
Prepaid income tax	95,069	101,959
Available-for-sale financial assets	2,548,913	2,351,167
Corporate assets	258,028	250,509
Impact of IFRS adjustments*	2,469,852	3,050,480

Total assets per unaudited condensed consolidated interim balance sheet	261,411,222	257,415,874

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 30 June 2012	As at 31 December 2011
Total segment liabilities (PRC GAAP)	(189,286,528)	(186,926,761)
Reconciling items:
Current income tax liabilities	(671,440)	(503,252)
Deferred income tax liabilities	(1,689,260)	(1,736,907)
Corporate liabilities	(7,545,280)	(7,038,611)
Impact of IFRS adjustments*	(1,191,888)	(1,652,590)

Total liabilities per unaudited condensed consolidated interim balance sheet	(200,384,396)	(197,858,121)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of IFRS adjustments*	Total
For the six months ended 30 June 2012
Interest expense	(4,416,413)	(148,491)	–	–	(4,564,904)
Depreciation and amortization	(5,606,904)	(22,307)	–	(87,031)	(5,716,242)
Share of profits of associates and jointly controlled entities	214,120	–	67,464	9,082	290,666
Income tax expense	(1,025,259)	–	–	30,616	(994,643)

For the six months ended 30 June 2011
Interest expense	(3,396,091)	(114,986)	–	–	(3,511,077)
Depreciation and amortization	(5,837,260)	(15,439)	–	(78,307)	(5,931,006)
Share of profits of associates and jointly controlled entities	287,939	–	41,335	16,745	346,019
Income tax expense	(530,462)	–	–	30,273	(500,189)

*
The GAAP adjustments above were primarily represented the classification adjustments and other adjustments, and the GAAP adjustments other than classification were primarily brought forward from prior years. Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the six months ended 30 June
	2012	2011
The PRC	56,527,253	53,845,874

Singapore	10,653,220	10,208,272

	67,180,473	64,054,146

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 30 June 2012	As at 31 December 2011
The PRC	191,541,245	193,794,549

Singapore	25,006,435	23,618,372

	216,547,680	217,412,921

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company and its subsidiaries at amounts equal to or more than 10% of external revenue is as follows:

	For the six months ended 30 June
	2012		2011
	Amount	Proportion	Amount	Proportion
ShanDong Electric Power Corporation	8,159,383	12%	7,624,607	12%
JiangSu Electric Power Company	8,129,786	12%	7,763,564	12%
Energy Market Company (Singapore)	6,859,094	10%	5,999,418	9%

6.	PROPERTY, PLANT AND EQUIPMENT

	As at 30 June 2012	As at 31 December 2011
Beginning of the period/year	177,968,001	155,224,597
Acquisitions	–	18,651,797
Additions	4,771,358	16,881,771
Disposals/Write-off	(368,619)	(76,692)
Disposal of a subsidiary	–	(312,861)
Classified as held for sale	(117,318)	–
Depreciation charge	(5,619,364)	(11,881,357)
Impairment charge	(66,679)	(80,828)
Currency translation differences	162,452	(438,426)

End of the period/year	176,729,831	177,968,001

7.	GOODWILL

The movements in the carrying amount of goodwill during the period are as follows:

	As at 30 June 2012	As at 31 December 2011
Beginning of the period/year	13,890,179	12,640,904
Acquisitions	–	2,134,275
Disposal	–	(34,331)
Impairment charge	–	(291,734)
Currency translation differences	224,954	(558,935)

End of the period/year	14,115,133	13,890,179

8.	OTHER NON-CURRENT ASSETS

Details of other non-current assets are as follows:

	As at 30 June 2012	As at 31 December 2011
Intangible assets	371,106	376,859
Deferred housing loss	7,851	8,975
Prepayments for switchhouse and metering station	14,066	14,408
Prepaid connection fees	125,240	135,101
Prepaid territorial waters use right	819,945	828,918
Finance lease receivables	579,254	619,528
VAT recoverable	198,215	250,041
Others	298,596	306,274

Total	2,414,273	2,540,104

9.	OTHER RECEIVABLES AND ASSETS

Other receivables and assets comprised the following:

	As at 30 June 2012	As at 31 December 2011
Prepayments for inventories	1,218,243	901,560
Prepayments for constructions	331,322	243,853
Prepaid income tax	95,069	101,959
Others	145,452	106,536

Total prepayments	1,790,086	1,353,908

Staff advances	35,939	17,877
Dividends receivable	235,880	120,118
Financial lease receivables	13,171	22,061
Fuel receivables	241,503	208,051
Deposit	272,869	–
Others	908,554	891,449

Subtotal other receivables	1,707,916	1,259,556

Less: provision for doubtful accounts	(25,972)	(26,505)

Total other receivables, net	1,681,944	1,233,051

VAT recoverable	1,497,511	2,013,291

Gross total	4,995,513	4,626,755

Net total	4,969,541	4,600,250

10.	ACCOUNTS RECEIVABLE

Accounts receivable comprised the following:

	As at 30 June 2012	As at 31 December 2011
Accounts receivable	13,490,239	14,838,513
Notes receivable	927,066	563,363

	14,417,305	15,401,876
Less: provision for doubtful accounts	(13,009)	(24,033)

	14,404,296	15,377,843

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power and its subsidiaries which credit periods ranged from 5 days to 60 days from the dates of billings. Certain accounts receivables of Singapore subsidiaries are backed by bankers’ guarantees and/or deposit from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivables.

Aging analysis of accounts receivable and notes receivable was as follows:

	As at 30 June 2012	As at 31 December 2011
Within 1 year	14,392,335	15,335,719
Between 1 to 2 years	11,404	40,158
Between 2 to 3 years	202	219
Over 3 years	13,364	25,780

	14,417,305	15,401,876

As at 30 June 2012, the maturity period of the notes receivable ranged from 2 months to 6 months (31 December 2011: from 1 month to 6 months).

11.	DIVIDENDS

On 12 June 2012, upon the approval from the annual general meeting of the shareholders, the Company declared 2011 final dividend of RMB0.05 (2010 final: RMB0.21) per ordinary share, totaling approximately RMB703 million (2010 final: 2,807 million). The Company did not make any dividend payments for the six months ended 30 June 2012. For the six months ended 30 June 2011, the Company made dividend payments of approximately RMB2,807 million.

12.	LONG-TERM LOANS

Long-term loans comprised the following:

	As at 30 June 2012	As at 31 December 2011
Loans from Huaneng Group (a)	800,000	800,000
Bank loans (b)	93,852,212	86,952,527
Other loans (c)	3,964,860	6,232,615

	98,617,072	93,985,142

Less: Current portion of long-term loans	(13,712,006)	(14,140,270)

	84,905,066	79,844,872

(a)	Loans from Huaneng Group

Details of loans from Huaneng Group are as follows:

	As at 30 June 2012
	Original currency ’000	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
Loans from Huaneng Group
Unsecured
RMB
– Fixed rate	800,000	800,000	–	800,000	4.30%-4.60%

	As at 31 December 2011
	Original currency ’000	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
Loans from Huaneng Group
Unsecured
RMB
– Fixed rate	800,000	800,000	–	800,000	4.05%-4.60%

(b)	Bank loans

Details of bank loans are as follows:

	As at 30 June 2012
	Original currency ’000	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
Bank loans
Secured
US$
– Variable rate	1,035	6,548	–	6,548	2.74%
RMB
– Fixed rate	13,530,150	13,530,150	(821,500)	12,708,650	5.35%-8.65%
Unsecured
RMB
– Fixed rate	60,395,409	60,395,409	(8,588,380)	51,807,029	3.60%-7.76%
US$
– Fixed rate	17,602	111,332	(45,324)	66,008	5.95%-6.60%
– Variable rate	707,669	4,475,939	(438,741)	4,037,198	0.51%-1.79%
S$
– Variable rate	2,957,970	14,693,455	(378,851)	14,314,604	2.15%
€
– Fixed rate	81,232	639,379	(73,543)	565,836	2.00%-2.15%

Total		93,852,212	(10,346,339)	83,505,873

	As at 31 December 2011
	Original currency ’000	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
Bank loans
Secured
US$
– Variable rate	746	4,700	–	4,700	2.74%
RMB
– Fixed rate	13,603,650	13,603,650	(826,000)	12,777,650	5.35%-8.65%
Unsecured
RMB
– Fixed rate	53,130,490	53,130,490	(6,918,810)	46,211,680	3.51%-7.40%
US$
– Fixed rate	36,176	227,941	(145,865)	82,076	5.95%-6.60%
– Variable rate	741,893	4,674,593	(437,077)	4,237,516	0.51%-1.79%
S$
– Variable rate	3,001,286	14,609,962	(369,585)	14,240,377	1.94%-2.15%
€
– Fixed rate	85,904	701,191	(76,267)	624,924	2.00%-2.15%

Total		86,952,527	(8,773,604)	78,178,923

As at 30 June 2012, a long-term loan of RMB77 million (31 December 2011: RMB78 million) was secured by territorial waters use right with net book value amounting to RMB85.3 million (31 December 2011: RMB86.37 million).

As at 30 June 2012, a long-term loan of RMB169 million was secured by certain property, plant and equipment (31 December 2011: RMB169 million).

As at 30 June 2012, long-term loans of RMB13,025 million were secured by tariff collection rights (31 December 2011: RMB13,094 million).

As at 30 June 2012, long-term loans of a subsidiary of the Company of RMB234.65 million (31 December 2011: RMB234.65 million) were secured by property, plant and equipment with net book value amounting to RMB368.05 million (31 December 2011: RMB332.43 million) and tariff collection right of the subsidiary of the Company. These loans are also guaranteed by former shareholders of the subsidiary of the Company.

As at 30 June 2012, a long-term loan of a subsidiary of the Company of RMB25 million was secured by listed shares held by a former shareholder of the subsidiary of the Company (31 December 2011: RMB27.50 million).

As at 30 June 2012, a long-term loan of a subsidiary of the Company of RMB6.55 million was secured by current and future assets of the subsidiary (31 December 2011: RMB4.70 million).

(c)	Other loans

Details of other loans are as follows:

	As at 30 June 2012
	Original currency ’000	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
Other loans
Secured
RMB
– Fixed rate	666,667	666,667	(266,667)	400,000	6.40%-6.65%
Unsecured
RMB
– Fixed rate	3,249,000	3,249,000	(3,099,000)	150,000	4.80%-6.65%
S$
– Variable rate	9,900	49,193	–	49,193	4.25%

Total		3,964,860	(3,365,667)	599,193

	As at 31 December 2011
	Original currency ’000	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
Other loans
Secured
RMB
– Fixed rate	800,000	800,000	(266,666)	533,334	6.65%
Unsecured
RMB
– Fixed rate	5,400,000	5,400,000	(5,100,000)	300,000	4.20%-6.65%
S$
– Variable rate	6,700	32,615	–	32,615	4.25%

Total		6,232,615	(5,366,666)	865,949

As at 30 June 2012, the balance of other long-term loans that drawn from Huaneng Finance amounted to approximately RMB150 million (31 December 2011: RMB100 million) with annual interest rate of 6.10% (2011: 4.86%-6.10%).

As at 30 June 2012, other long-term loans amounted to RMB667 million (31 December 2011: RMB800 million) were secured by right of income derived from certain generation units of the Company.

13.	LONG-TERM BONDS

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB1 billion, RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds are RMB57 million, RMB98 million and RMB195 million, respectively. As at 30 June 2012, the bond with original maturity of 5 years will be due within 12 months, as a result of which such bonds are recorded as current portion of long-term bonds. As at 30 June 2012, interest payables for these bonds amounted to approximately RMB181.36 million (31 December 2011: RMB6.79 million).

The Company also issued bonds with maturity of 10 years in May 2008 with face value of RMB4 billion bearing annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. As at 30 June 2012, interest payable for these bonds above amounted to approximately RMB30.19 million (31 December 2011: RMB134.19 million).

Please refer to Note 23(b) for details of long-term bonds of the Company guaranteed by HIPDC and government-related banks.

The Company issued medium-term notes with maturity of 5 years in May 2009 with face value of RMB4 billion bearing annual interest rate of 3.72%. The actual proceeds received by the Company were approximately RMB3.940 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 4.06%. Interest paid per annum during the tenure of the notes is RMB149 million. As at 30 June 2012, interest payable for these notes above amounted to approximately RMB19.16 million (31 December 2011: RMB94.17 million).

In January 2012 and November 2011, the Company issued non-public debt financing instrument with maturity of 3 years and 5 years with face value of RMB5 billion and RMB5 billion bearing annual interest rates of 5.24% and 5.74%, respectively. The actual proceeds received by the Company were approximately RMB4.985 billion and RMB4.985 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 5.54% and 6.04%, respectively. Interest paid per annum during the tenure of the bonds are RMB277 million and RMB302 million. As at 30 June 2012, interest payable for these bonds above amounted to approximately RMB126.33 million and RMB185.06 million, respectively (31 December 2011: RMB42.34 million).

14.	OTHER NON-CURRENT LIABILITIES

	As at 30 June 2012	As at 31 December 2011
Environmental subsidies (a)	707,544	691,253
Security deposits	107,599	111,117
Others	214,128	186,987

	1,029,271	989,357

(a)	Such grants represented primarily subsidies for the construction of desulphurization equipment and other environmental protection projects.

15.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

	As at 30 June 2012	As at 31 December 2011
Accounts and notes payable	9,134,510	9,122,537
Other payables and accrued liabilities	14,214,192	16,645,462

	23,348,702	25,767,999

Aging analysis of accounts and notes payable was as follows:

	As at 30 June 2012	As at 31 December 2011
Within 1 year	9,060,495	9,018,743
Between 1 to 2 years	30,760	83,275
Over 2 years	43,255	20,519

	9,134,510	9,122,537

16.	SHORT-TERM BONDS

The Company issued unsecured short-term bonds with face values of RMB5 billion and RMB5 billion bearing annual interest rates of 4.41% and 3.35% in April 2012 and June 2012, respectively. Such bonds are denominated in RMB, issued at face value and matured in 365 days and 270 days from the issuance dates, respectively. The annual effective interest rates of these bonds are 4.83% and 3.76%, respectively. As at 30 June 2012, interest payables for these bonds above amounted to approximately RMB44.58 million and RMB11.47 million, respectively.

The Company issued unsecured short-term bonds with face values of RMB5 billion bearing annual interest rates of 3.95% in January 2011. Such bonds are denominated in RMB, issued at face value and matured in 365 days. These short-term bonds were fully repaid in January 2012. In September 2011, the Company issued unsecured short-term bonds with face values of RMB5 billion bearing annual interest rates of 6.04%. Such bonds are denominated in RMB, issued at face value and matured in 366 days. As at 30 June 2012, interest payables for these bonds amounted to approximately RMB235.99 million.

17.	SHORT-TERM LOANS

Short-term loans are as follows:

	As at 30 June 2012			As at 31 December 2011
	Original currency ’000	RMB equivalent	Annual interest rate	Original currency ’000	RMB equivalent	Annual interest rate
Secured RMB
– Fixed rate	4,542,407	4,542,407	5.68%-6.71%	2,490,401	2,490,401	4.13%-7.13%
– Fixed rate-discounted notes receivable	117,765	117,765	6.20%-9.74%	59,757	59,757	4.32%-8.52%

		4,660,172			2,550,158

Unsecured RMB
– Fixed rate	28,320,626	28,320,626	5.23%-7.22%	41,429,042	41,429,042	4.00%-7.22%
US$
– Fixed rate	24,677	156,081	3.77%-3.97%	–	–	–

		28,476,707			41,429,042

		33,136,879			43,979,200

As at 30 June 2012, short-term loans of RMB4,542 million (31 December 2011: RMB2,490 million) were secured by accounts receivable of the Company and its subsidiaries with net book value amounting to RMB4,726 million (31 December 2011: RMB2,771 million).

As at 30 June 2012, short-term loans of RMB117.76 million (31 December 2011: RMB59.76 million) represented the discounted notes receivable with recourse. As these notes receivable were yet to mature, the proceeds received were recorded as short-term loans.

As at 30 June 2012, short-term loans from Huaneng Finance amounted to RMB1,865 million (31 December 2011: RMB1,465 million). For the six months ended 30 June 2012, the annual interest rates for these loans ranged from 5.23% to 6.56% (2011: from 4.78% to 6.56%).

As at 30 June 2012, short-term loans from Xi’an Thermal Power Research Institute Co., Ltd. (“Xi’an Thermal”) amounted to RMB70 million (31 December 2011: RMB70 million). For the six months ended 30 June 2012, the annual interest rates for these loans ranged from 6.41% to 6.89% (2011: 6.89%).

As at 30 June 2012, short-term loans from China Huaneng Group Clean Energy Technology Research Institute Co. Ltd. (“Huaneng Clean Energy”) amounted to RMB100 million (31 December 2011: RMB100 million) with annual interest of 6.56% (2011: 6.56%).

As at 31 December 2011, short-term loans from Huaneng Guicheng Trust Co., Ltd. (“Huaneng Guicheng Trust”) amounted to RMB4,500 million with annual interest rates ranged from 4.56% to 7.22%. These loans were fully repaid in the six months ended 30 June 2012.

18.	ADDITIONAL FINANCIAL INFORMATION ON UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

As at 30 June 2012, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB47,700 million (31 December 2011: RMB60,180 million). On the same date, total assets less current liabilities were approximately RMB172,575 million (31 December 2011: RMB160,818 million).

19.	PROFIT BEFORE INCOME TAX EXPENSE

Profit before income tax expense was determined after charging and (crediting) the following:

	For the six months ended 30 June
	2012	2011
Interest expense on
– loans	4,031,952	3,394,492
– short-term bonds	228,096	191,055
– long-term bonds	652,914	368,454

Total interest expense on borrowings	4,912,962	3,954,001
Less: amounts capitalized in property, plant and equipment	(348,058)	(442,924)

Interest expense charged in unaudited condensed consolidated interim statement of comprehensive income	4,564,904	3,511,077

Loss on disposals of property, plant and equipment, net	68,695	12,360

(Reversal of)/Provision for doubtful debts	(11,482)	390

20.	INCOME TAX EXPENSE

No Hong Kong profits tax was provided for the six months ended 30 June 2012 (for the six months ended 30 June 2011: nil) as the Company and its subsidiaries had no estimated assessable profits arising in or deriving from Hong Kong.

Income tax expense of the Company and its subsidiaries has been provided on the estimated assessable profits for the period at their prevailing rates of taxation.

Upon the effective of the “Corporate Income Tax Law of the People’s Republic of China” on 1 January 2008, domestic subsidiaries with original applicable tax rate of 33% apply income tax rate of 25% from 1 January 2008 onwards. Domestic entities of the Company and its subsidiaries which originally enjoyed preferential tax treatments will transit to 25% gradually from 1 January 2008 onwards. Pursuant to Guo Fa [2007]39 document, starting from 1 January 2008, entities which originally enjoyed two-year tax exemption and three-year 50% reduction tax treatments, continue to follow the original tax laws, administrative regulations and relevant documents until respective expiration dates. However, those not being entitled to preferential tax treatment as a result of tax losses, the preferential period started from 2008 onwards.

For the six months ended 30 June 2012, the income tax rate applicable to Singapore subsidiaries is 17% (for the six months ended 30 June 2011: 17%).

For the six months ended 30 June 2012, the weighted average effective tax rate applicable to the Company and its subsidiaries is approximately 28.86% (for the six months ended 30 June 2011: 31.06%).

21.	EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the period:

	For the six months ended 30 June
	2012	2011
Consolidated net profit attributable to equity holders of the Company	2,121,963	1,130,892
Weighted average number of the Company’s outstanding ordinary shares (‘000)	14,055,383	14,055,383
Basic earnings per share (RMB)	0.15	0.08

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the six months ended 30 June 2012 and 2011.

22.	NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS

Cash flows used in investing activities and (used in)/provided by financing activities included the following:

	For the six months ended 30 June
	2012	2011
Investing activities:
Purchases of property, plant and equipment, other non-current assets and prepayments of land use rights	(7,272,232)	(6,347,586)
Dividends received	332,023	215,881
Capital injections in associates and available-for-sale investments	(312,710)	(157,200)
Cash consideration paid for acquisitions	(144,767)	(2,288,600)
Cash from acquisitions of subsidiaries	–	297,132
Cash received for disposal of property, plant and equipment	287,302	2,004
Others	92,961	(21,482)

Net cash used in investing activities	(7,017,423)	(8,299,851)

Financing activities:
Drawdown of:
– short-term loans	27,416,620	35,070,460
– short-term bonds	9,965,000	4,979,850
– long-term loans	10,364,100	8,777,900
– long-term bonds	4,985,000	–
Capital injections from non-controlling interests of the subsidiaries	171,950	55,045
Government grants	74,692	4,200
Repayments of:
– short-term loans	(38,185,783)	(27,869,000)
– short-term bonds	(5,000,000)	(5,000,000)
– long-term loans	(6,047,573)	(7,975,899)
Dividends paid to shareholders of the Company	–	(2,807,084)
Dividends paid to non-controlling interests of the subsidiaries	(139,547)	(4,215)
Interest paid	(4,517,532)	(3,854,306)
Others	(57,445)	(69,419)

Net cash (used in)/provided by financing activities	(970,518)	1,307,532

The breakdown of the bank balances and cash is as follows:

	As at 30 June 2012	As at 31 December 2011
Restricted cash	140,637	117,233

Cash and cash equivalents	13,394,474	8,552,782

Total	13,535,111	8,670,015

23.	RELATED PARTY TRANSACTIONS

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship
Huaneng Group	Ultimate parent company
HIPDC	Parent company
Xi’an Thermal and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Energy & Communications Holdings Co., Ltd. and its subsidiaries (“HEC” and its subsidiaries)	Subsidiaries of Huaneng Group
Huaneng Guicheng Trust	A subsidiary of Huaneng Group
Huaneng Hulunbeier Energy Development Company Ltd. (“Hulunbeier Energy”)	A subsidiary of Huaneng Group
Gansu Huating Coal and Power Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Suzhou Thermoelectric Power Company Ltd.	A subsidiary of Huaneng Group
Huaneng Property Co., Ltd.	A subsidiary of Huaneng Group
Alltrust Insurance Company of China Limited	A subsidiary of Huaneng Group
Huaneng Dongying New Energy Co., Ltd. (“Dongying New Energy”)	A subsidiary of Huaneng Group
Huaneng Wuhan Power Co., Ltd.	A subsidiary of Huaneng Group
North United Power Coal Transportation and Marketing Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group
Huaneng Chaohu Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Yantai Power Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Clean Energy	A subsidiary of Huaneng Group
China Huaneng Group Fuel Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Ruijin Power Generation Co., Ltd.	A subsidiary of HIPDC
Huaneng Anyuan Power Generation Co., Ltd. (“Anyuan Power”)	A subsidiary of HIPDC
Shandong Rizhao Power Company Ltd. (“Rizhao Power Company”)	An associate of the Company
Huaneng Finance	An associate of the Company
Huaneng Jinling Combined Cycle Co-generation Co., Ltd. (“Jinling CCGT”)	An associate of the Company
Chongqing Huaneng Lime Company Limited (“Lime Company”)	An associate of a subsidiary
Shanghai Time Shipping Co. Ltd. (“Shanghai Time Shipping”)	A jointly controlled entity of the Company
Government-related enterprises*	Related parties of the Company

*
Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, ‘Related Party Disclosures’, government-related enterprises, other than entities under Huaneng Group, which the PRC government has control, joint control or significant influence over are also considered as related parties of the Company and its subsidiaries (“other government-related enterprises”).

The majority of the business activities of the Company and its subsidiaries are conducted with other government-related enterprises. For the purpose of the related party transactions disclosure, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are government-related enterprises. However, many government-related enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party balances and transactions have been adequately disclosed.

In addition to the related party information shown elsewhere in this unaudited condensed consolidated interim financial information, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Company and its subsidiaries and their related parties during the period.

(a)	Related party transactions

	For the year six months ended 30 June
	2012	2011
Huaneng Group
Interest expense on long-term loans	(18,301)	(17,949)
Training fees	–	(37)

HIPDC
Service fees on transmission and transformer facilities	(70,386)	(70,386)
Rental charge on land use rights of Huaneng Nanjing Power Plant	(667)	(667)
Rental charge on office building	–	(300)

Huaneng Finance
Drawdown of short-term loans	2,715,000	675,000
Drawdown of long-term loans	150,000	–
Interest expense on short-term loans	(58,357)	(19,399)
Interest expense on long-term loans	(4,232)	(5,935)

HEC and its subsidiaries
Purchase of coal and service fee occurred for transportation	(231,356)	(146,872)
Purchase of equipment	(75,935)	(51,209)

Lime Company
Purchase of lime	(52,192)	(65,192)

Xi’an Thermal and its subsidiaries
Technical services and industry-specific technological project contracting services obtained	(87,571)	(38,120)
Purchase of equipment	(236,887)	(7,084)
Drawdown of short-term loans	(100,000)	–
Interest expense on short-term loans	(4,093)	–

	For the year six months ended 30 June
	2012	2011
Hulunbeier Energy
Purchase of coal	(468,741)	(325,399)

Rizhao Power Company
Purchase of coal	(1,188,867)	(1,242,251)
Sales of electricity	1,552	1,793
Purchase of materials	(2,442)	(15,716)
Purchase of electricity	(2,776)	(2,760)
Sale of coal	151,301	242,150
Rental charge on lease of intangible assets	(1,652)	–

Huaneng Suzhou Thermoelectric Power Company Ltd.
Sale of coal	20,596	23,045

Huaneng Wuhan Power Co.,Ltd.
Sale of coal	156,606	74,336

Huaneng Ruijin Power Generation Co., Ltd.
Sale of coal	89,374	201,744

Huaneng Property Co., Ltd.
Rental charge on office building	(48,648)	(43,530)

North United Power Coal Transportation and Marketing Co., Ltd.
Purchase of coal	(85,877)	(126,561)

Gansu Huating Coal and Power Co., Ltd.
Purchase of coal	(799,037)	(1,083,875)

Huaneng Guicheng Trust
Drawdown of short-term loans	–	3,000,000
Interest expense on short-term loans	(118,323)	(95,596)

	For the year six months ended 30 June
	2012	2011
Alltrust Insurance Company of China Limited
Premiums for property insurance	(90,453)	(78,383)

Huaneng Group Technology Innovation Center
Technical services and industry-specific technological project contracting services obtained	(485)	(1,360)

Shanghai Time Shipping
Purchase of coal	(79,858)	–
Service fee paid for transportation	(640,784)	(698,510)
Purchase of tug boats	(48,300)	–

Huaneng Chaohu Power Generation Co., Ltd.
Sale of coal	–	48,860

Dongying New Energy
Sale of gasoline	–	72

Huaneng Yantai Power Co., Ltd.
Sale of coal	5,640	14,989
Sale of transportation service	6,894	–

China Huaneng Group Fuel Co., Ltd.
Purchase of coal	(287,125)	(190,402)

Huaneng Clean Energy
Interest expense on short-term loans	(3,271)	–

Jinling CCGT
Interest expense on short-term loans	2,637	–
Entrusted management fee	15,544	–

Anyuan Power
Sale of power generation quota	106,656	–

In addition, during the period, the Company provides management service to certain power plants owned by Huaneng Group and HIPDC. The Company did not receive any management fee. At the same time, Shandong Huaneng Power Generation Co., Ltd. provided management services to certain branches and subsidiaries of the Company which located in Shandong Province. The Company did not pay any management fee for such arrangements.

Transactions with other government-related enterprises

For the six months ended 30 June 2012 and 2011, the Company and its domestic subsidiaries sold substantially all their products to local government-related power grid companies. Please refer to Note 5 for details of sales information to major power grid companies. The Company and its domestic subsidiaries maintained most of its bank deposits in government-related financial institutions while lenders of most of the Company and its domestic subsidiaries’ loans are also government-related financial institutions, associated with the respective interest income or interest expense incurred.

For the six months ended 30 June 2012 and 2011, other collectively-significant transactions with government-related enterprises also include a large portion of fuel purchases, property, plant and equipment construction and related labor employed.

(b)	Guarantees

		As at 30 June 2012	As at 31 December 2011
(i)	Loans guaranteed by
	– Huaneng Group	567,004	631,733
	– HIPDC	2,012,562	2,113,228

(ii)	Long-term bonds guaranteed by
	– HIPDC	4,000,000	4,000,000
	– Government-related banks	6,000,000	6,000,000

(iii)	Financial guarantees granted to
	– Shanghai Time Shipping	32,528	–

(c)	Pre-tax benefits and social insurance of key management personnel

	For the six months ended 30 June
	2012	2011
Salaries	3,498	3,820
Pension	501	459

Total	3,999	4,279

24.	CAPITAL AND OTHER COMMITMENTS
	(a)	Capital commitments

	As at 30 June 2012	As at 31 December 2011
Contracted but not provided for
– construction	13,786,201	18,355,294
Authorized but not contracted for
– construction	336,720	196,394

Total	14,122,921	18,551,688

(b)	Other material long-term commitments

The Company and its subsidiaries have entered into various long-term fuel supply agreements with various suppliers in securing fuel supply for various periods up to 2028. All the agreements require minimum volume purchases and subject to certain termination provisions. Related purchase commitments are as follows:

		As at 30 June 2012			As at 31 December 2011
	Periods	Purchase quantities	Estimated unit costs (RMB)		Purchase quantities	Estimated unit costs (RMB)
A government- related enterprise	2012 – 2023	486.9 million M3/year	1.63/M	3	486.9 million M3/year	1.63/M	3

Other suppliers	2012 – 2013	175.1 BBtu*/day	100,000/BBtu		175.1 BBtu/day	100,000/BBtu
	2014	90.0 BBtu/day	100,000/BBtu(i)		90.0 BBtu/day	100,000/BBtu(i)
	2015 – 2023	72.4 BBtu/day	(i)		72.4 BBtu/day	(i)
	2024 – 2028	49.9 BBtu/day	(i)		49.9 BBtu/day	(i)

*	BBtu: Billion British Thermal Unit

(i)
As the Company and its subsidiaries are not required to commit purchases of one of the contracts until 2014, no unit cost information available for daily purchase quantities of 72.4BBtu and 72.4BBtu and 49.9BBtu during respective period categories of 2014; 2015 – 2023; and 2024 – 2028.

For the six months ended 30 June 2012, purchases from the government-related enterprise and other suppliers above amounted to RMB611 million (for the six months ended 30 June 2011: RMB449 million) and RMB4,044 million (for the six months ended 30 June 2011: RMB3,706 million), respectively.

25.	CONTINGENT LIABILITY

As at 30 June 2012, Huaneng (Fujian) Harbour Limited Company (“Luoyuanwan Harbour”), a subsidiary of the Company was involved in a pending lawsuit. Luoyuanwan Harbour entered into an assets transfer agreement with a consideration of RMB96 million in prior year, pursuant to which Luoyuanwan Harbour has paid RMB76.20 million. Due to disputes on the fulfilment of the agreement by the counterparty, the remaining consideration was not paid by 30 June 2012. The counterparty filed a lawsuit in October 2011 claiming the default by Luoyuanwan Harbour and the compensation. Luoyuanwan Harbour filed a counterclaim in December 2011 claiming a compensation for the default of the counterparty. In April 2012, the court pronounced a judgment in favour of the counterparty on most of its claims, including cancelation of the assets transfer agreement, and required Luoyuanwan Harbour to return the relevant assets and pay a compensation of RMB32.32 million with interest. Luoyuanwan Harbour appealed to the Supreme Court of Fujian Province in May 2012. There has been no further judgment on this appeal made by the Supreme Court of Fujian Province as at the date when this unaudited condensed consolidated interim financial information was approved for publication. As at 30 June 2012, Luoyuanwan Harbour made a provision for the compensation and interest with an amount of RMB34.56 million, pursuant to the judgment made by the court on the first trial. Since the relevant assets have not been returned, Luoyuanwan Harbour has not de-recognized these assets or recorded the corresponding receivable for the contract price already paid before.

26.	SUBSEQUENT EVENT

The Company issued unsecured short-term bonds amounting to RMB5 billion bearing annual interest rate of 3.32% on 11 July 2012. Such bonds are denominated in RMB and will mature in 270 days from issuance dates.

Balance Sheets (Unaudited)
AS AT 30 June 2012 (Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

ASSETS	Note	30 June 2012 Consolidated	31 December 2011 Consolidated	30 June 2012 The Company	31 December 2011 The Company
CURRENT ASSETS
Cash	5(1)	13,535,110,535	8,670,015,351	6,623,637,145	2,573,365,328
Held for trading financial assets	5(2)	96,213,518	96,153,714	–	–
Derivative financial assets	5(3)	44,212,984	147,454,606	–	–
Notes receivable	5(4)	927,065,368	563,362,128	263,000,000	225,741,000
Accounts receivable	5(5), 12(1)	13,477,230,255	14,814,481,187	5,916,460,512	6,542,467,342
Advances to suppliers	5(6)	1,410,372,890	1,032,244,694	911,161,278	437,028,637
Interest receivable		66,759	17,055	72,988,699	59,076,153
Dividends receivable		235,879,865	120,118,393	711,443,966	270,469,817
Other receivables	5(7), 12(2)	1,486,035,117	1,124,369,060	1,193,674,281	1,074,031,200
Inventories	5(8)	8,086,975,641	7,525,620,585	3,224,654,710	2,698,250,835
Current portion of non-current assets		13,170,926	22,060,607	–	–
Other current assets	5(9)	326,505,382	288,152,533	16,715,903,396	21,496,449,607

Total current assets		39,638,839,240	34,404,049,913	35,632,923,987	35,376,879,919

NON-CURRENT ASSETS
Available-for-sale financial assets	5(10)	1,685,826,436	1,638,080,010	1,685,826,436	1,638,080,010
Derivative financial assets	5(3)	6,697,258	16,388,824	–	–
Long-term receivables	5(11)	701,386,677	741,661,065	–	–
Long-term equity investments	5(12), 12(3)	14,370,723,297	14,007,554,075	52,275,613,365	51,190,478,585
Fixed assets	5(13)	156,199,700,767	154,808,020,444	60,901,568,503	62,437,021,340
Fixed assets pending for disposal		153,895,462	152,812,410	32,501	147,569
Construction-in-progress	5(14)	19,840,268,128	22,165,329,147	4,134,563,145	4,181,881,103
Construction materials	5(15)	1,535,962,593	1,766,051,584	344,557,757	534,119,398
Intangible assets	5(16)	10,229,044,861	10,207,157,254	1,709,045,158	1,732,220,055
Goodwill	5(17)	13,429,768,177	13,204,814,510	1,528,308	1,528,308
Long-term deferred expenses		169,335,440	181,682,253	13,941,044	15,753,076
Deferred income tax assets	5(18)	672,625,626	710,570,973	471,795,384	508,171,670
Other non-current assets		307,295,446	361,220,844	1,500,000,000	1,600,000,000

Total non-current assets		219,302,530,168	219,961,343,393	123,038,471,601	123,839,401,114

TOTAL ASSETS		258,941,369,408	254,365,393,306	158,671,395,588	159,216,281,033

LIABILITIES AND SHAREHOLDERS’ EQUITY	Note	30 June 2012 Consolidated	31 December 2011 Consolidated	30 June 2012 The Company	31 December 2011 The Company

CURRENT LIABILITIES
Short-term loans	5(20)	33,136,878,701	43,979,199,571	21,312,509,955	32,490,610,961
Derivative financial liabilities	5(3)	263,666,683	35,549,369	–	–
Notes payable	5(21)	431,792,182	13,448,478	–	–
Accounts payable	5(22)	8,702,718,152	9,109,088,804	3,633,137,247	3,718,397,512
Advance from customers		66,363,951	130,843,059	1,388,568	76,879,309
Salary and welfare payables	5(23)	212,361,658	230,282,614	78,130,742	74,683,254
Taxes payable	5(24)	(595,680,713)	(994,750,037)	88,427,501	(164,381,080)
Interest payable		958,240,495	687,427,070	695,757,217	466,054,266
Dividends payable	5(25)	1,005,052,537	167,642,811	702,756,505	–
Other payables	5(26)	11,788,613,132	14,662,402,253	3,258,550,755	4,400,801,216
Current portion of non-current liabilities	5(27)	14,710,079,791	15,136,362,344	9,129,306,183	10,681,701,010
Provision	9	34,563,219	–	–	–
Other current liabilities	5(28)	15,804,801,033	10,607,357,125	15,509,232,263	10,484,963,250

Total current liabilities		86,519,450,821	93,764,853,461	54,409,196,936	62,229,709,698

NON-CURRENT LIABILITIES
Long-term loans	5(29)	84,905,065,937	79,844,871,588	29,195,704,775	28,329,925,513
Derivative financial liabilities	5(3)	797,547,749	578,198,363	217,936,662	202,333,367
Bonds payable	5(30)	22,869,439,137	17,854,919,373	22,869,439,137	17,854,919,373
Long-term payables		149,746,373	143,622,017	–	–
Specific accounts payable		46,425,640	41,202,995	23,871,658	18,689,013
Deferred income tax liabilities	5(18)	1,689,259,882	1,736,906,829	–	–
Other non-current liabilities	5(31)	2,215,572,654	2,240,956,555	2,036,539,432	2,051,653,173

Total non-current liabilities		112,673,057,372	102,440,677,720	54,343,491,664	48,457,520,439

TOTAL LIABILITIES		199,192,508,193	196,205,531,181	108,752,688,600	110,687,230,137

SHAREHOLDERS’ EQUITY
Share capital	5(32)	14,055,383,440	14,055,383,440	14,055,383,440	14,055,383,440
Capital surplus	5(33)	16,717,603,614	17,131,948,418	15,550,899,824	15,513,437,604
Special reserves		44,623,210	27,021,275	44,445,352	27,021,275
Surplus reserves	5(34)	7,131,699,685	7,060,094,409	7,131,699,685	7,060,094,409
Undistributed profits	5(35)	13,772,721,961	12,371,789,519	13,136,278,687	11,873,114,168
Currency translation differences		(335,080,341)	(570,973,401)	–	–

Shareholder’s equity attributable to shareholders of the Company		51,386,951,569	50,075,263,660	49,918,706,988	48,529,050,896
Minority interests	5(36)	8,361,909,646	8,084,598,465	–	–
TOTAL SHAREHOLDERS’ EQUITY		59,748,861,215	58,159,862,125	49,918,706,988	48,529,050,896

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		258,941,369,408	254,365,393,306	158,671,395,588	159,216,281,033

The accompanying notes form an integral part of these financial statements.

Legal representative: Cao Peixi Person in charge of accounting function: Zhou Hui Person in charge of accounting department: Huang Lixin

Income Statements (Unaudited)
FOR THE SIX MONTHS ENDED 30 June 2012 (Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

				For the six months ended 30 June
				2012	2011	2012	2011
			Note	Consolidated	Consolidated	The Company	The Company

1.	Operating revenue		5(37), 12(4)	67,180,472,922	64,054,145,779	28,407,648,525	27,994,682,221
	Less:	Operating cost	5(37), 12(4)	(57,832,205,962)	(57,748,250,344)	(23,563,556,360)	(25,037,767,303)
		Tax and levies on operations	5(38)	(318,556,402)	(217,998,804)	(208,329,175)	(142,228,940)
		Selling expenses		(3,209,078)	(3,399,445)	–	–
		General and administrative expenses	5(39)	(1,410,715,915)	(1,328,758,007)	(887,290,383)	(829,977,740)
		Financial expenses, net	5(40)	(4,539,169,771)	(3,603,254,097)	(2,187,132,881)	(1,560,882,962)
		Assets impairment loss	5(19)	(62,803,179)	(34,838,500)	(66,937,351)	(33,583,200)
		Loss from changes in fair value		(1,036,315)	(1,440,530)	–	–
	Add:	Investment income	5(41), 12(5)	466,917,866	407,589,302	941,168,024	461,484,705
		Including: investment income from associates and jointly controlled entities		281,584,493	329,274,246	281,860,051	328,506,960

2.	Operating profit			3,479,694,166	1,523,795,354	2,435,570,399	851,726,781
	Add:	Non-operating income	5(42)	256,362,539	251,702,946	107,662,880	87,829,803
	Less:	Non-operating expenses	5(43)	(123,500,772)	(37,107,549)	(63,133,673)	(17,304,810)
	Including: loss on disposal of non-current assets			(72,009,659)	(13,625,473)	(57,576,207)	(1,070,771)

3.	Profit before taxation			3,612,555,933	1,738,390,751	2,480,099,606	922,251,774
	Less:	Income tax expense	5(44)	(1,025,259,366)	(530,462,233)	(409,410,210)	(175,152,529)

4.	Net profit			2,587,296,567	1,207,928,518	2,070,689,396	747,099,245

	Attributable to:
	Shareholders of the Company			2,208,457,319	1,178,723,810	2,070,689,396	747,099,245
	Minority interests			378,839,248	29,204,708	–	–

5.	Earnings per share (based on the net profit attributable to shareholders of the Company)
	Basic earnings per share		5(45)	0.16	0.08	N/A	N/A
	Diluted earnings per share			0.16	0.08	N/A	N/A

6.	Other comprehensive (loss)/income		5(46), 12(6)	(177,887,727)	(11,952,587)	37,462,220	(84,467,852)

7.	Total comprehensive income			2,409,408,840	1,195,975,931	2,108,151,616	662,631,393

	Attributable to
	– Shareholders of the Company			2,030,005,575	1,165,824,880	2,108,151,616	662,631,393
	– Minority interests			379,403,265	30,151,051	–	–

The accompanying notes form an integral part of these financial statements.

Legal representative: Cao Peixi Person in charge of accounting function: Zhou Hui Person in charge of accounting department: Huang Lixin

Cash Flow Statements (Unaudited)
FOR THE SIX MONTHS ENDED 30 JUNE 2012 (Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

			For the six months ended 30 June
			2012	2011	2012	2011
Items		Note	Consolidated	Consolidated	The Company	The Company

1.	Cash flows generated from operating activities
	Cash received from sales of goods and services rendered		76,407,582,170	69,407,088,529	33,677,713,838	31,663,235,280
	Cash received from return of taxes and fees		97,773,238	12,831,953	–	–
	Other cash received relating to operating activities	5(47)	221,456,589	417,271,168	59,955,685	86,142,113

	Sub-total of cash inflows of operating activities		76,726,811,997	69,837,191,650	33,737,669,523	31,749,377,393

	Cash paid for goods and services received		(57,234,366,631)	(55,013,682,914)	(24,825,992,828)	(24,997,149,515)
	Cash paid to and on behalf of employees including salary, social welfare, education funds and others in such manner		(2,389,289,668)	(2,313,005,552)	(1,359,417,122)	(1,298,089,233)
	Payments of all types of taxes		(3,874,213,637)	(2,631,770,859)	(2,072,952,361)	(1,481,341,230)
	Other cash paid relating to operating activities	5(47)	(474,023,878)	(580,675,365)	(232,707,496)	(225,766,315)

	Sub-total of cash outflows of operating activities		(63,971,893,814)	(60,539,134,690)	(28,491,069,807)	(28,002,346,293)

	Net cash flows generated from operating activities	5(48)	12,754,918,183	9,298,056,960	5,246,599,716	3,747,031,100

2.	Cash flows generated from investing activities
	Cash received from withdrawal of investment		–	–	5,003,000,000	–
	Cash received on investment income		332,022,891	215,881,208	1,208,749,554	763,973,022
	Net cash received from disposals of fixed assets, intangible assets and other long-term assets		287,302,243	2,003,581	113,361,826	1,697,377
	Other cash received relating to investing activities		93,585,234	51,731,429	–	–

	Sub-total of cash inflows of investing activities		712,910,368	269,616,218	6,325,111,380	765,670,399

	Cash paid to acquire fixed assets, intangible assets and other long-term assets		(7,269,102,252)	(6,347,586,169)	(1,785,685,978)	(1,263,885,832)
	Cash paid for investments		(312,710,280)	(19,090,000)	(1,179,167,440)	(4,016,108,460)
	Net cash paid to acquire subsidiaries and other operating units	5(48)	(144,767,160)	(2,148,668,288)	–	–
	Other cash paid relating to investing activities		(3,753,934)	(17,243,516)	–	–

	Sub-total of cash outflows of investing activities		(7,730,333,626)	(8,532,587,973)	(2,964,853,418)	(5,279,994,292)

	Net cash flows used in investing activities		(7,017,423,258)	(8,262,971,755)	3,360,257,962	(4,514,323,893)

			For the six months ended 30 June
			2012	2011	2012	2011
Items		Note	Consolidated	Consolidated	The Company	The Company

3.	Cash flows generated from financing activities
	Cash received from investments		171,950,000	55,044,600	–	–
	Including: cash received from minority shareholders of subsidiaries		171,950,000	55,044,600	–	–
	Cash received from borrowings		37,780,719,616	43,848,360,140	20,458,101,006	31,985,000,000
	Cash received from issuing long-term bonds and short-term bonds		14,950,000,000	4,979,850,000	14,950,000,000	4,979,850,000
	Other cash received relating to financing activities		74,691,731	4,200,000	63,191,224	4,200,000

	Sub-total of cash inflows of financing activities		52,977,361,347	48,887,454,740	35,471,292,230	36,969,050,000

	Repayments of borrowings		(49,233,355,391)	(40,844,898,627)	(37,347,633,717)	(30,383,578,160)
	Repayment for dividends, profit appropriation or interest expense payments		(4,657,078,870)	(6,665,605,250)	(2,623,536,448)	(5,071,186,766)
	Including: dividends paid to minority shareholders of subsidiaries		(139,546,586)	(4,215,066)	–	–
	Other cash paid relating to financing activities		(57,445,782)	(69,418,965)	(57,116,449)	(68,716,178)

	Sub-total of cash outflows of financing activities		(53,947,880,043)	(47,579,922,842)	(40,028,286,614)	(35,523,481,104)

	Net cash flows generated from financing activities		(970,518,696)	1,307,531,898	(4,556,994,384)	1,445,568,896

4.	Effect of foreign exchange rate changes on cash		74,715,143	68,565,488	(99,463)	(40,737,556)

5.	Net increase in cash		4,841,691,372	2,411,182,591	4,049,763,831	637,538,547
	Add: Cash at beginning of the year		8,552,782,233	9,426,437,511	2,503,183,158	4,943,416,847

6.	Cash at end of the year	5(48)	13,394,473,605	11,837,620,102	6,552,946,989	5,580,955,394

The accompanying notes form an integral part of these financial statements.

Legal representative: Cao Peixi Person in charge of accounting function: Zhou Hui Person in charge of accounting department: Huang Lixin

Consolidated Statement of Changes in Equity (Unaudited)
FOR THE SIX MONTHS ENDED 30 JUNE 2012 (Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

		Attributable to shareholders of the Company
Items	Note	Share capital	Capital surplus	Special reserves	Surplus reserves	Undistributed profits	Currency translation differences	Minority interests	Total shareholders’ equity
Balance as at 1 January 2011		14,055,383,440	17,746,199,069	12,797,793	7,004,875,161	13,978,608,875	93,404,864	7,967,946,847	60,859,216,049

Changes for the six months ended 30 June 2011
Net profit		–	–	–	–	1,178,723,810	–	29,204,708	1,207,928,518
Other comprehensive loss	5(46)	–	(241,415,151)	–	–	–	228,516,221	946,343	(11,952,587)
Capital injection by shareholders		–	–	–	–	–	–	55,044,600	55,044,600
Acquisition of subsidiaries		–	–	–	–	–	–	64,088,564	64,088,564
Profit appropriation
Dividends payable to shareholders	5(35)	–	–	–	–	(2,807,083,860)	–	(91,182,188)	(2,898,266,048)
Special reserves		–	23,791,276	–	–	–	–	–	23,791,276

Balance as at 30 June 2011		14,055,383,440	17,504,783,918	36,589,069	7,004,875,161	12,350,248,825	321,921,085	8,026,048,874	59,299,850,372

Balance as at 1 January 2012		14,055,383,440	17,131,948,418	27,021,275	7,060,094,409	12,371,789,519	(570,973,401)	8,084,598,465	58,159,862,125

Changes for the six months ended 30 June 2012
Net profit		–	–	–	–	2,208,457,319	–	378,839,248	2,587,296,567
Other comprehensive loss	5(46)	–	(414,344,804)	–	–	–	235,893,060	564,017	(177,887,727)
Capital injection by shareholders		–	–	–	–	–	–	171,950,000	171,950,000
Profit appropriation
Transfer to surplus reserves	5(34)	–	–	–	71,605,276	(71,605,276)	–	–	–
Dividends payable to shareholders	5(35)	–	–	–	–	(702,866,891)	–	(274,199,807)	(977,066,698)
Special reserves		–	–	17,601,935	–	–	–	157,723	17,759,658
Others		–	–	–	–	(33,052,710)	–	–	(33,052,710)

Balance as at 30 June 2012		14,055,383,440	16,717,603,614	44,623,210	7,131,699,685	13,772,721,961	(335,080,341)	8,361,909,646	59,748,861,215

The accompanying notes form an integral part of these financial statements.

Legal representative: Cao Peixi Person in charge of accounting function: Zhou Hui Person in charge of accounting department: Huang Lixin

Statement of Changes in Equity (Unaudited)
FOR THE SIX MONTHS ENDED 30 JUNE 2012 (Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

Items	Note	Share capital	Capital surplus	Special reserves	Surplus reserves	Undistributed profits	Total shareholders’ equity

Balance as at 1 January 2011		14,055,383,440	15,803,068,930	12,797,793	7,004,875,161	13,883,875,589	50,760,000,913

Changes for the six months ended 30 June 2011

Net profit		–	–	–	–	747,099,245	747,099,245
Other comprehensive loss	12(6)	–	(84,467,852)	–	–	–	(84,467,852)
Profit appropriation
Dividends payables to shareholders	5(35)	–	–	–	–	(2,807,083,860)	(2,807,083,860)
Special reserves		–	–	23,791,276	–	–	23,791,276

Balance as at 30 June 2011		14,055,383,440	15,718,601,078	36,589,069	7,004,875,161	11,823,890,974	48,639,339,722

Balance as at 1 January 2012		14,055,383,440	15,513,437,604	27,021,275	7,060,094,409	11,873,114,168	48,529,050,896

Changes for the six months ended 30 June 2012
Net profit		–	–	–	–	2,070,689,396	2,070,689,396
Other comprehensive income	12(6)	–	37,462,220	–	–	–	37,462,220
Profit appropriation
Transfer to surplus reserves	5(34)	–	–	–	71,605,276	(71,605,276)	–
Dividends payables to shareholders	5(35)	–	–	–	–	(702,866,891)	(702,866,891)
Special reserves		–	–	17,424,077	–	–	17,424,077
Others		–	–	–	–	(33,052,710)	(33,052,710)

Balance as at 30 June 2012		14,055,383,440	15,550,899,824	44,445,352	7,131,699,685	13,136,278,687	49,918,706,988

The accompanying notes form an integral part of these financial statements.

Legal representative: Cao Peixi Person in charge of accounting function: Zhou Hui Person in charge of accounting department: Huang Lixin

Notes to the Financial Statements (Unaudited)
FOR THE SIX MONTHS ENDED 30 JUNE 2012 (Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

1.	COMPANY PROFILE

Huaneng Power International, Inc. (hereinafter referred to as the “Company”) was incorporated in the People’s Republic of China (the “PRC”) as a Sino-foreign joint stock company on 30 June 1994. The place of registration of the Company is West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, PRC.

The Company and its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies.

The Company’s Overseas Listed Foreign Shares were listed on the New York Stock Exchange and the Stock Exchange of Hong Kong Limited on 6 October 1994 and 4 March 1998, respectively. The Company has listed its A share on the Shanghai Stock Exchange on 6 December 2001.

The Company’s ultimate parent company is China Huaneng Group (“Huaneng Group”). Huaneng Group is a state-owned enterprise registered in the PRC, please refer to Note 7(1) for details.

These financial statements were approved by the board of directors of the Company on 31 July 2012.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(1)	Basis of preparation

The Company and its subsidiaries prepare financial statements in accordance with the “Accounting Standards for Business Enterprises – Basic Standard” and the 38 specific accounting standards promulgated by Ministry of Finance on 15 February 2006, Application Guidance for the Accounting Standards for Business Enterprises, Interpretation of the Accounting Standards for Business Enterprises and other related regulations issued thereafter (hereinafter collectively referred to as the “Accounting Standards for Business Enterprises”).

(2)	Statement of compliance with the Accounting Standards for Business Enterprises

The consolidated and Company’s financial statements for the six months ended 30 June 2012 are prepared in accordance with the Accounting Standards for Business Enterprises, and present truly and completely the financial position as at 30 June 2012 and financial performance and cash flows and other related information for the 6 months then ended of the Company and its subsidiaries as well as the Company alone.

(3)	Accounting year

The accounting year of the Company and its subsidiaries starts on 1 January and ends on 31 December.

(4)	Reporting currency

The reporting currency of the Company and its domestic subsidiaries is Renminbi (“RMB”), and the reporting currency for the oversea subsidiaries is the currency of the country in which they operate.

(5)	Foreign currency translation

(a) Foreign currency transaction

Foreign currency transactions are translated into the reporting currency using the spot exchange rate of the transaction dates. On balance sheet date, foreign currency monetary items are translated into reporting currency at the spot exchange rate of balance sheet date. Exchange differences are directly expensed in the profit and loss of current period unless it arises from foreign currency loans borrowed for the purchase or construction of qualifying assets which is eligible for capitalization and qualifying cash flow hedges which is deferred in equity.

(b) Foreign currency translation of financial statements

Asset and liability items in each balance sheet of foreign operations are translated at the spot exchange rates of balance sheet date; equity items excluding retained earnings are translated at the spot exchange rates of the date of the transactions. Income and expense items in the income statements of the foreign operations are translated at average exchange rates approximating the rate of the transaction dates. All resulting translation differences above are recognized as a separate component of equity.

The cash flows of overseas business are translated at average exchange rates approximating the rates of the dates when cash flows incurred. The impact of the foreign currency translation on the cash and cash equivalents is presented in the cash flow statement separately.

When a foreign operation is partially disposed of or sold, translation differences that were recorded in equity are recognized in the income statements as part of the disposal gain or loss.

(6)	Cash and cash equivalents

Cash and cash equivalents represents cash on hand, deposits held at call with banks, short-term (3 months or less), highly-liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

(7)	Financial assets

Financial assets are classified as the following categories at initial recognition: at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the intention and ability of the Company and its subsidiaries to hold the financial assets. In the current reporting period, the financial assets held by the Company and its subsidiaries are classified as the following categories: at fair value through profit or loss, loans and receivables and available-for-sale assets.

	(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading including held-for-trading financial assets and financial assets designated upon initial recognition as at fair value through profit or loss. Except for designated hedging instruments, derivative financial instruments are classified as held-for-trading.

	(b)	Loans and receivables

Loans and receivables refer to the non-derivative financial assets with fixed or determinable amount for which there is no quotation in the active market. Except for maturities greater than 12 months after the balance sheet dates which are categorized as non-current assets, they are included in current assets. Loans and receivables include notes receivable, accounts receivable, interest receivable, dividends receivable, other receivables, other current assets, long-term receivables and other non-current assets etc.

	(c)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated in this category.

(d)	Recognition and measurement

Financial assets are recognized initially at fair value when the Company and its subsidiaries become a party to the contractual provisions of a financial instrument. Transaction costs relating to financial assets at fair value through profit or loss are directly recorded in income statements as incurred. Transaction costs for other financial assets are included in the carrying amount of assets at initial recognition.

Financial assets at fair value through profit or loss and available-for-sale are subsequently measured at fair value.

Changes in the fair value of financial assets at fair value through profit or loss are recorded in the income statements in the current period as gain or loss from changes in fair value. Interest or cash dividends received during the period in which such financial assets are held and gain of loss on disposal of such assets are recorded in the income statements for the current period. The subsequent changes in the fair value of derivative financial instruments are recorded in gain or loss from changes in fair value, except for the gain or loss arising from the effective portion of qualified hedging instruments of cash flow hedges being deferred in equity (refer to Note 2(7)(e)).

Except for impairment loss and translation differences on monetary financial assets, changes in the fair value of available-for-sale financial assets are recognized in equity. When these financial assets are derecognized, the accumulated fair value adjustments recognized in equity are included in the income statements for the current period. Dividends on available-for-sale equity instruments are recorded in investment income when the right of the Company and its subsidiaries to receive payments is established.

Loans and receivables are measured at amortized cost using the effective interest method.

(e)	Cash flow hedge

Cash flow hedge represents a hedge against the exposure to variability in cash flows where such cash flow is originated from a particular risk associated with a highly probable forecast transaction and could affect the income statements.

The hedged items of cash flow hedge are the designated items with respect to the risks associated with future cash flow changes in the Company and its subsidiaries. Hedging instruments are designated financial instruments with cash flows are expected to offset the cash flows of a hedged item.

The fair value of a hedged item is classified as a non-current asset or liability when the remaining maturity of the hedge item is more than 12 months.

The Company and its subsidiaries document their assessments, both at the inception of hedging and on an ongoing basis, of whether the derivatives used in hedging transactions are highly effective in offsetting the changes in cash flows of the hedged items. The Company and its subsidiaries apply ratio analysis method to evaluate the prospective effectiveness of cash flow hedge.

Changes in the fair value of the effective portion of derivatives that are designated and qualified as cash flow hedges are recognized as a separate component in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statements.

Amounts accumulated in equity are recycled to the income statements in the periods when the hedged item affects profit or loss. When the hedged forecast transaction results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. When the Company and its subsidiaries expect all or a portion of net loss previously recognized in equity will not be recovered in future accounting periods, the irrecoverable portion will be charged to the income statements.

When a hedging instrument expires or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, the Company and its subsidiaries will stop hedge accounting. Any cumulative gain or loss previously recorded in equity remains in equity and is recycled to the income statements and initial recognition cost of non-financial assets when the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was previously recorded in equity is transferred to the income statements immediately.

	(f)	Impairment of financial assets

Except for financial assets at fair value through profit or loss, the Company and its subsidiaries assess the carrying amount of financial assets at balance sheet date. Provision for impairment is made when there is objective evidence indicating that a financial asset is impaired.

When there is a significant or prolonged decline in the fair value of available-for-sale financial assets, accumulated loss in fair value that is previously recorded in shareholder’s equity should be recorded as impairment loss. Impairment loss on available-for-sale equity investments is reversed through equity when the fair value subsequently increases.

When financial assets carried at amortized cost are impaired, the carrying amount of the financial assets is reduced to present value of estimated future cash flows (excluding future credit losses that have not been incurred). The impairment amount is recognized as assets impairment loss for the current period. If there is objective evidence that the value of the financial assets is recovered as a result of changes in circumstances occurring after the impairment loss was originally recognized, the originally recognized impairment loss is reversed through the income statements.

	(g)	Derecognition of financial assets

Financial assets are derecognized when: (a) the rights to receive cash flows from the financial assets have expired; or (b) all risks and rewards relating to the ownership of the financial assets have been transferred; or (c) the Company and its subsidiaries have neither transferred nor retained all risks and rewards relating to the ownership but gave up control on the financial assets.

The difference between book value and consideration received and accumulated changes in fair value recorded in equity are recognized in the income statements for the current period.

(8)	Receivables

Receivables including accounts receivable, notes receivable and other receivables, etc. are recognized initially at fair value.

When there is objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of the receivables, impairment test is performed on individual account and related provision for doubtful accounts is made based on the shortfall between carrying amounts and respective present value of estimated future cash flow. The carrying amounts of the receivables are reduced through the use of allowance accounts, and the amount of the provision is recognized in the income statements as assets impairment loss. When a receivable is uncollectible, it is written off against the allowance account for receivable. Subsequent recoveries of amounts previously written off are recognized in the income statements as credit against assets impairment loss.

(9)	Inventories

Inventories include fuel, materials for repairs and maintenance and spare parts, etc. and are stated at lower of cost and net realizable values.

Inventories are initially recorded at cost and are charged to fuel costs or repairs and maintenance according to the actual situation respectively when used, or capitalized to fixed assets when installed, as appropriate, using weighted average cost basis. Cost of inventories mainly includes costs of purchase and transportation costs.

When the forecast transaction that is hedged results in the recognition of the inventory, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the inventory.

Provision for inventory obsolescence is determined by the excess of cost over its net realizable value on an item-by-item basis. For inventories that are voluminous and at relatively low unit price, provision is determined based on individual categories. Net realizable values are determined based on the estimated selling price less estimated conversion costs during power generation, estimated selling expenses and related taxes in the ordinary course of business.

The Company and its subsidiaries apply perpetual inventory system.

(10)	Long-term equity investments

Long-term equity investments include equity investments in subsidiaries, jointly controlled entities, associates and long-term equity investments in entities where i) the Company and its subsidiaries have no control, joint control or significant influence, ii) there is no quoted price in an active market, and iii) the fair value of such investments cannot be reliably measured.

(a) Subsidiaries

Subsidiaries are investees over which the Company have the power to exercises control, i.e. the power to govern the financial and operating policies to obtain benefits from the operating activities of the investees. When determining whether the Company and its subsidiaries exercise control over an investee, the impact from potential voting rights of the investee, such as currently convertible bonds and exercisable warrants, etc. is taken into account. The investments in subsidiaries are accounted for using cost method in the financial statements. They are adjusted in accordance with equity method when preparing the consolidated financial statements.

If the Company purchases further interests of its subsidiaries from the minority shareholders, the consideration paid is compared with the newly-acquired proportionate share of net assets of the subsidiary carried based on the fair value exercise on the acquisition date. Any excess or shortfall is recorded in shareholders’ equity. The gain or loss on disposals or deemed disposals of a portion of equity interests in subsidiaries to minority shareholders is recorded in shareholders’ equity.

(b)	Jointly controlled entities and associates

Jointly controlled entities are investees over which the Company is able to exercise joint control together with other parties. Joint control is the contractually agreed sharing of control over an economic activity whereby no party to the agreement is able to act unilaterally to control the activity of the entity. It applies equity method to investment to jointly controlled entities.

Associates are investees over which the Company and its subsidiaries, in substance, have significant influence on the financial and operation decisions. Significant influence refers to the right of participation in investee’s financial and operating policies without necessarily having full control or joint control over these policies with other parties. It applies equity method to investment to associates.

(c)	Other long-term equity investments

Other long-term equity investments are accounted for using cost method where i) the Company and its subsidiaries have no control, joint control, or significant influence, ii) there is no quoted price in an active market, and iii) the fair value of the investments cannot be reliably measured.

(d)	Investment cost recognition and subsequent measurement

Long-term equity investment via business combination: For long-term investments via business combination under common control, costs are measured at carrying value of acquired portion of identifiable shareholder’s equity of the acquiree on acquisition date. For long-term investments via business combination not under common control, costs are measured at the costs of combinations.

Long-term investments via approach other than business combination: For long-term investments obtained with cash considerations, initial costs are measured at the consideration paid. For long-term investments obtained with issuance of equity securities, initial costs are measured at fair value of the securities issued.

Long-term equity investments accounted for using cost method are measured at initial investment cost. Cash dividends or income appropriation declared by the investees are recognized as investment income in the current period.

The excess of initial investment cost of long-term equity investments measured using equity method of accounting over the proportionate share of fair value of net identifiable assets of the investee acquired is recognized as long-term equity investment cost at initial investment cost. Any shortfall of the initial investment cost to the proportionate share of the fair value of identifiable net assets of investee acquired is recognized in current period profit and loss and long-term investment cost is adjusted accordingly.

When applying equity method, the Company and its subsidiaries adjust net profit or loss of the investees, including the fair value adjustments on the net identifiable assets of the investees and the adjustments to align with the accounting policies of the Company and different periods. Current period investment income is then recognized based on the proportionate share of the Company and its subsidiaries in the investees’ net profit or loss. Net losses of investees are recognized to the extent of book value of long-term equity investments and any other constituting long-term equity investments in investees in substance. The Company and its subsidiaries will continue to recognize investment losses and measure them as provision if they bear additional obligations which meet the recognition criteria under the accounting standard of provisions. The Company and its subsidiaries adjust the carrying amount of the investment and directly recognize into capital surplus based on their proportionate share on movements of shareholders’ equity of the investees other than net profit or loss, given there is no change in shareholding percentage. When the investees appropriate profit or declare dividends, the book value of long-term equity investments are reduced correspondingly by the proportionate share of the distribution. Unrealized profit or loss from transactions between the Company and its subsidiaries and the investees is eliminated to the extent of interest of the Company and its subsidiaries in the investees. Loss from transactions between the Company and its subsidiaries and the investees is not eliminated when there is evidence for asset impairment.

(e)	Impairment of long-term equity investments

When the recoverable amounts of investments in subsidiaries, jointly controlled entities or associates are less than its book value, the carrying amounts are reduced to recoverable amounts. Please refer to Note 2(15) for details.

For other long-term equity investments, impairment loss is recognized in the income statements based on the shortfall between carrying amounts and the present value of such investments deriving from discounting of future cash flow of similar investments at current market return rate.

(11)	Fixed assets and depreciation

Fixed assets consist of ports facilities, buildings, electric utility plant in service, transportation facilities and others. Fixed assets acquired or constructed are initially recognized at cost. Fixed assets obtained during reorganization were initially recorded at their appraisal value approved by relevant stated-owned assets administration authorities.

Subsequent costs about fixed assets are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Company and its subsidiaries and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Other subsequent expenditures are all charged in the current period profit or loss when they are incurred.

Depreciation of fixed assets is provided based on book value less estimated residual value over estimated useful life using straight-line method. For those impaired fixed assets, depreciation is provided based on book value after deducting impairment provision over estimated useful life.

The estimated useful lives, residual value rates and annual depreciation rates of the fixed assets are as follows:

	Estimated useful lives	Estimated residual value rate	Annual depreciation rate

Ports Facilities	20-40 years	5%	2.38%-4.75%
Dam	8-40 years	3%	2.43%-12.13%
Buildings	8-35 years	0%-11%	2.77%-12.50%
Electric utility plant in service	5-50 years	0%-11%	2.00%-20.00%
Transportation facilities	5-20 years	0%-11%	4.75%-20.00%
Others	3-18 years	0%-11%	5.56%-33.33%

Note:	Accounting estimates on useful lives and residual value of fixed assets in China of the Company and its subsidiaries were changed, effective on 1 January 2012.

At the end of each year, the Company and its subsidiaries review the estimated useful life, estimated residual value and the depreciation method of the fixed assets for adjustment when necessary.

Fixed assets is derecognized when they are disposed of, or expected that cannot bring economic benefit through use or disposal. The amount of disposal income arising from sale, transfer, disposal or write-off of fixed assets less book value and related tax expenses is recorded in the income statements.

The carrying amount of fixed assets is written down immediately to its recoverable amount when its carrying amount is greater than its recoverable amount. Please refer to Note 2(15).

(12)	Construction-in-progress

Construction-in-progress is recorded at cost. Cost comprises construction expenditures, installation expenditures, and other expenditures necessary for the purpose of preparing the assets for their intended use and those borrowing costs eligible for capitalization. Construction-in-progress is transferred to fixed assets when the assets are ready for their intended use and depreciation begins from the following month.

When the recoverable amount of construction-in-progress becomes lower than its carrying amount, construction-in-progress is impaired to its recoverable amount (Note 2(15)).

(13)	Intangible assets and amortization

Intangible assets, which include land use right, power generation licence and mining rights etc., are initially recognized at cost, except mining rights. The Company’s intangible assets obtained during reorganization were initially recorded at their appraisal value approved by relevant stated-owned assets administration authorities.

Intangible assets with definite useful lives are amortized using the straight-line method over their useful lives, with the exception of mining rights. The expected useful lives and amortization method applied to intangible assets with definite useful lives are reviewed at each financial year-end and adjusted when necessary. The mining rights will be amortized based on the units of production method from the commencement of production of coal mine.

Intangible assets with indefinite useful lives are not amortized. The useful lives of intangible assets with indefinite useful lives are reviewed by the Company and its subsidiaries in each accounting period.

When the recoverable amount of intangible assets becomes lower than their carrying amount, the intangible assets are impaired to their recoverable amount (Note 2(15)).

(14)	Goodwill

Goodwill is the cost of business combination not under common control over the proportionate share of the fair value of the net identifiable assets on the acquisition date. Goodwill arising from business combinations is presented separately on the consolidated financial statements.

Separately presented goodwill in the consolidated financial statements is tested for impairment at least annually. When performing impairment test, the carrying amount of goodwill is allocated to assets group or group of assets groups that are expected to benefit from the synergies arising from the business combination. The Company and its subsidiaries allocate goodwill to assets group or group of assets groups primarily based on region where they operate. Please refer to Note 2(15) for the accounting policy of impairment of assets group or group of assets groups. Goodwill is presented at cost less accumulated impairment loss.

(15)	Impairment of long-term assets

Separately presented goodwill in the consolidated financial statements and intangible assets with indefinite useful lives are tested for impairment at least annually regardless of whether there are indications of impairment. Fixed assets, construction-in-progress, intangible assets with definite useful lives and long-term equity investments are tested for impairment when there are any indicators of impairment as of the balance sheet date. If the result of impairment test shows that the recoverable amount of asset is less than its book value, that difference is recognized as impairment provision. Recoverable amount is the higher of fair value less cost to sell of the asset and present value of its expected future cash flows. Asset impairment is calculated and recognized on individual asset basis. If it is difficult to estimate recoverable amount for the individual assets, the recoverable amount is determined based on the recoverable amount of the assets group or group of assets groups to which the asset belongs. An assets group is the smallest group of assets that independently generates cash flows.

The long-term assets impairment referred above cannot be reversed after recognition even if the amount is recovered subsequently.

(16)	Financial liabilities

Financial liabilities are classified as financial liabilities at fair value through profit or loss and other financial liabilities at initial recognition. The Company and its subsidiaries’ financial liabilities are mainly held-for trading financial liabilities, payables, loans and bonds payables.

Payables, including accounts payable, notes payable, other payables and long-term payables, are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

Loans and bonds payables are initially recognized at fair value less transaction costs and subsequently measured at amortized cost using the effective interest method.

Financial liabilities due within one year (including one year) are classified as current liabilities; long-term financial liabilities to be mature within one year (including one year) from balance sheet date are classified as current portion of non-current liabilities, and the remaining are classified as non-current liabilities.

(17)	Borrowing costs

Borrowing costs incurred which are directly attributable to the acquisition or construction of assets that needs a substantially long period of time to get ready for its intended use, are capitalized and recorded in the costs of the assets when the capital expenditure and borrowing costs have been incurred and the activities relating to the acquisition and construction that are necessary to prepare the asset for its intended use have commenced. The capitalization of the borrowing costs is ceased when the asset under acquisition or construction is ready for its intended use, and the borrowing costs incurred thereafter are expensed off. If the acquisition or construction of an asset is interrupted abnormally and the interruption lasts for more than 3 months, the capitalization of the borrowing costs is suspended until the acquisition or construction is resumed. For specific borrowings for the acquisition or construction of an asset eligible for capitalization, the capitalized amount of interests is determined based on the interest expense incurred after deducting any interest income earned from the deposits or investment income from the temporary investment funded by the unused borrowing balance. For general borrowings used for acquisition or construction of an asset eligible for capitalization, the capitalized interest is determined by multiplying the weighted average excess of accumulated capital expenditure over specific borrowings by the capitalization rate of such general borrowings. The capitalization rate is determined according to the weighted average interest rate of the general borrowings.

Other borrowing costs are expensed in the current period.

(18)	Employee benefits

Employee benefits include all expenditures relating to the employees for their services.

The Company and its subsidiaries recognize employee benefits as liabilities during the accounting period when employees render services and allocate to related cost of assets and expenses based on beneficiaries.

(19)	Deferred income tax assets and liabilities

Deferred income tax assets and liabilities are recognized based on the differences arising between tax bases of assets and liabilities and book value (temporary differences). For deductible tax losses or tax credit that can be brought forward in accordance with tax laws for deduction of taxable income in subsequent years, it is considered as temporary differences and related deferred income tax assets are recognized accordingly. No deferred income tax liability is recognized for temporary difference arising from initial recognition of goodwill. For those temporary differences arising from initial recognition of an asset or liability in a non-business combination transaction that affects neither accounting profit nor taxable profit (or deductible loss) at the time of the transaction, no deferred income tax asset and liability is recognized.

The Company and its subsidiaries recognize deferred income tax assets to the extent that it is probable that taxable profit will be available to offset the deductible temporary difference, deductible tax loss and tax credit.

As of the balance sheet date, deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or liability is settled.

Deferred income tax assets and deferred income tax liabilities are offset when all the conditions below are met:

(a) The Company and its subsidiaries have the legal enforceable right to settle current income tax assets and current income tax liabilities;

(b) Deferred income tax assets and deferred income tax liabilities are related to the income tax levied by the same tax authority of the Company and its subsidiaries.

(20)	Assets held for sale

Non-current assets are classified as held for sale when all the following conditions are met:

	(a)	The Company has passed resolutions on disposal of those non-current assets;

	(b)	The Company has entered into an irrevocable transfer agreement with transferee; and

	(c)	This transfer is expected to be completed within one year.

Non-current assets held for sale are measured at the lower of carrying amounts and fair value less costs to sell and are presented in other current assets.

(21)	Provisions

Provisions for pending lawsuit and etc. are recognized when the Company and its subsidiaries have present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated.

Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions.

As at balance sheet day, amounts of provisions recognised are reviewed and subject to necessary adjustments, in order to represent the best estimate then.

(22)	Revenue recognition

Revenue is recognized based on the following methods:

The amount of revenue is determined by the fair value of the amount received or receivable according to contract or agreement, when sales of goods and rendering of services occur during the operating activities of the Company and its subsidiaries. Revenue and income are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and its subsidiaries, the amount of the revenue and income can be measured reliably and meet particular conditions of revenue recognition of following business activities.

(a) Product sales revenue

Product sales revenue mainly refers to amounts earned from sales of electricity and heat. The Company and its subsidiaries recognize revenue when electricity and heat is sold to consumers.

(b) Service revenue

Service revenue refers to amounts received from service of port loading, conveying and transportation. The Company and its subsidiaries recognize revenue when the relevant service is provided.

(c) Interest income

Interest income from deposits is recognized on a time proportion basis using effective yield method.

(23)	Leases

Leases where all the risks and rewards incidental to ownership of the assets are in substance transferred to the lessees are classified as finance leases. All other leases are operating leases.

(a) Operating lease (Lessee)

Operating lease expenses are capitalized or expensed on a straight-line basis over the lease term.

(b) Operating lease (Lessor)

Income from operating leases are recognized on a straight line method over the lease term.

(c) Finance lease (Lessor)

The Company and its subsidiaries recognize the aggregate of the minimum lease receipts and the initial direct costs on the lease inception date as the receivable. The difference between the aggregate of the minimum lease receipts and the initial direct costs and their respective present values shall be recognized as unrealized finance income. The Company and its subsidiaries adopt the effective interest method to allocate such unrealized finance income over the lease term. On balance sheet date, the Company and its subsidiaries present the net amount of finance lease receivable after deducting any unrealized finance income in long-term receivables and current portion of non-current assets respectively.

Please refer to Note 2(7)(f) for impairment test of the finance lease receivable.

(24)	Government grants

Government grants are recognized when the Company and its subsidiaries fulfill the conditions attaching to them and the grants can be received. When government grants are in form of monetary assets, they are measured at the amount received or receivable.

Asset-related government grant is recognized as deferred income and is amortized evenly in income statements over the useful lives of related assets.

Income-related government grant that is used to compensate related expenses or losses in subsequent periods of the Company and its subsidiaries are recognized as deferred income and recorded in the income statements when related expenses or losses incurred. When the grant is used to compensate expenses or losses that were already incurred, they are directly recognized in profit and loss of current period.

(25)	Dividends appropriation

Cash dividend is recognized as a liability in the period when the proposed dividend is approved by the general meeting of shareholders.

(26)	Business combinations

Business combinations under common control refers to combinations where the combining entities are controlled by the same party or parties before and after the combination and that control is not transitory; business combinations not under common control refers to combinations where the combining entities are not controlled by the same party or parties before and after the combination.

(a) Business combinations under common control

The acquirer measures both the consideration paid and net assets obtained at their carrying amounts. The difference between the carrying amounts of the net assets obtained and the carrying amount of the consideration paid is recorded in capital surplus (share premium), with any excess over capital surplus (share premium) being adjusted against undistributed profits. Any direct transaction cost attributable to the business combination is recorded in the income statements in the current period. However, the handling fees, commissions and other expenses incurred for the issuance of equity instruments or bonds for the business combination are recorded in the initial measurement of the equity instruments and bonds respectively.

(b) Business combinations not under common control

The cost of a combination is measured as the fair value of the assets given and liabilities incurred or assumed at the date of acquisition. Any direct transaction cost attributable to the combination is recorded in the income statement for the current period. However, the handling fees, commissions and other expenses incurred for the issuance of equity instruments or bonds for the business combination are recorded in the initial measurement of the equity instruments and bonds respectively. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the combination date. The excess of the combination cost over the fair value of the Company and its subsidiaries’ share in the identifiable net assets acquired is recorded as goodwill. If the combination cost is less than the fair value of the net assets of the subsidiary acquired, it is recognized in the income statements.

(27)	Preparation of consolidated financial statements

The scope of consolidated financial statements includes the Company and its subsidiaries.

Subsidiaries are consolidated from the date when control is transferred to the Company. They are deconsolidated from the date when control ceases. All the significant intra-group balances, transactions and unrealized profit or loss are eliminated in the preparation of the consolidated financial statements. The portion of the shareholders’ equity and net profit or loss of the subsidiaries, which is not attributable to the parent company, is separately presented as minority interests in the shareholders’ equity and net profit in the consolidated financial statements.

When there is any inconsistency on the accounting policies or financial period adopted between subsidiaries and the Company, the financial statements of subsidiaries are adjusted according to the accounting policies and financial period adopted by the Company.

For subsidiaries acquired under business combinations involving entities not under common control, when preparing consolidated financial statements, adjustments are made on the financial statements of subsidiaries based on the fair value of the net identifiable assets acquired at the acquisition date. For subsidiaries acquired under business combinations of common control, when preparing consolidated financial statements, the consolidated financial statements include the assets, liabilities, operating results and cash flows of such subsidiaries from the earliest period presented as if the business combinations had occurred at the beginning of the earliest comparative period presented and the net profit of the acquire realized before combination date is separately disclosed in the consolidated income statements.

(28)	Segment Information

The Company and its subsidiaries determine the operation segment based on the internal organization structure, management requirement and internal reporting system and thereafter determine the reporting segment and present the segment information.

The operation segment is a component in the Company and its subsidiaries that meets all the conditions below: (a) the component earns revenue and incurs expense during the daily operation activities; (b) the management of the Company and its subsidiaries can regularly review the component’s operation results in order to make decision on allocating resources and assessing performance; (c) the component’s financial performance, operating results, cash flow and other related information are available. When the two or more operation segments have similar economical characteristics and meet certain conditions, the Company and its subsidiaries will combine them as one operation segment.

(29)	Determination of the fair value of financial instruments

When an active market exists for a financial instruments, fair value is determined based on quoted prices in the active market. When no such an active market exists, fair value is determined by using valuation techniques. Valuation techniques include making reference to the prices used by knowledgeable and willing parties in a recent transaction, the current fair value of other financial assets that are same in substance, discounted cash flow method and option pricing model, etc. When applying valuation techniques, the Company and its subsidiaries use market parameters, rather than specific parameters of the Company and its subsidiaries, as much as possible.

(30)	Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company and its subsidiaries make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

	(a)	Accounting estimates on impairment of goodwill and power generation licence

The Company and its subsidiaries perform test annually whether goodwill and power generation licence have suffered any impairment, in accordance with the accounting policy stated in Note 2(13) and 2(14). The recoverable amounts of assets group or group of assets groups are the present value of future cash flow. These calculations require the use of estimates. It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of goodwill and power generation licence.

	(b)	Useful life of power generation licence

As at year end, management of the Company and its subsidiaries considered the estimated useful lives for its power generation licence as indefinite. This estimate is based on the expected renewal of power generation licence without significant restriction and cost, together with the consideration on related future cash flows and the expectation of management in continuous operations. Based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a change on carrying amount of power generation licence.

(c)	Useful lives of fixed assets

Management of the Company decided the estimated useful lives of fixed assets and respective depreciation. This accounting estimate is based on the expected wears and tears incurred during power generation. Wears and tears can be significantly different after renovation each time. When the useful lives differ from the original estimated useful lives, management will adjust the estimated useful lives accordingly. It is possible that the estimates made based on existing experience are different to the actual outcomes within the next financial period and could cause a material adjustment to the carrying amount of fixed assets.

(d)	Estimated impairment of fixed assets

The Company and its subsidiaries perform impairment test on fixed assets to determine whether certain fixed assets have suffered any impairment whenever indicators of impairment exist. In accordance with Note 2(15), an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of fixed assets.

(e)	Restraint in construction of new power plants

Receiving the final approval from National Development and Reform Commission (“NDRC”) on certain power plant construction projects of the Company and its subsidiaries is a critical estimate and judgment of the management of the Company. Such an estimate and judgment is based on initial approval documents received as well as the understanding of the projects. Based on historical experience, the management believes that the Company and its subsidiaries will receive final approval from NDRC on the related power plant projects. Deviation from the estimate and judgment could result in significant adjustment to the carrying amount of property, plant and equipment, construction-in-progress and construction materials.

(31)	Significant changes in Accounting Estimates

In order to present a fairer and more appropriate view of the financial position and operating results of the Company where the depreciation period of each fixed asset is aligned closer to its actual useful life, the Company has in conjunction with the Company’s actual situation made changes to the estimated useful lives and estimated net residual values of its fixed assets in China pursuant to the Accounting Standards for Business Enterprises and other relevant rules and regulations.

	Before change				After change
Category of fixed assets	Estimated useful life (year)	Estimated residual value (%)	Annual depreciation rate (%)	Category of fixed assets	Estimated useful life (year)	Estimated residual value (%)	Annual depreciation rate (%)
Buildings	6-45	0-11	2.11-16.67	Buildings	8-30	3	3.23-12.13
Structures	11-40	0-11	2.38-8.18	Structures	27-50	0-5	2.00-3.52
Generating & heat supply facilities	8-25	0-11	3.8-11.25	Generating & heat supply facilities	13-20	3-5	4.75-7.46
Transmission lines	10-30	0-11	3.17-9	Transmission lines	30	5	3.17
Substations & distribution facilities	5-22	0-11	4.32-18	Substations & distribution facilities	19	5	5
Communication lines & facilities	5-14	0-11	6.79-20	Communication lines & facilities	13	5	7.31
Automation controls & instruments	5-22	0-10	4.32-20	Automation controls & instruments	10	3	9.7
Hydraulic machineries	10-16	0-5	5.94-10	Hydraulic machineries	15	3	6.47
Overhaul & maintenance equipment	5-18	0-10	5.56-20	Overhaul & maintenance equipment	14	5	6.79
Production equipment & tools	3-18	0-10	5.56-33.33	Production equipment & tools	5-8	0-3	12.13-20
Transportation facilities	6-20	0-11	4.75-16.67	Transportation facilities	8-27	3-5	3.52-12.13
Non-production equipment & tools	3-18	0-5	5.56-33.33	Non-production equipment & tools	5-7	0-3	13.86-20

These changes in accounting estimates are expected to reduce the Company’s depreciation expense for the six months ended 30 June 2012 by approximately RMB0.5 billion.

3.	TAXATION
	(1)	Value Added Tax (“VAT”)

Domestic power and heat sales of the Company and its subsidiaries are subject to VAT. VAT payable is determined by applying 17% or 13% on the taxable revenue after offsetting deductible input VAT of the period.

	(2)	Business Tax (“BT”)

Port and transportation service of the Company and its subsidiaries are subject to BT, with applicable tax rate of 3%.

	(3)	Goods and Service Tax (“GST”)

Overseas power sales of the Company and its subsidiaries are subject to GST of the country where they operate, with applicable tax rate of 7%.

	(4)	Income tax

In accordance with relevant provisions of the Income tax law, since 1 January 2008, branches and subsidiaries of the Company which used to enjoy preferential tax rates or holidays will transit to 25% gradually in the next five years from 1 January 2008 onwards. The subsidiaries with applicable tax rate of 33% apply tax rate of 25% from 1 January 2008 onwards. In accordance with Guo Fa [2007]39, since 1 January 2008, the enterprises which used to enjoy tax holidays such as two-year tax exemption and three-year 50% tax rate deduction are grandfathered by the old tax laws, administrative regulations and relevant circulars until the expiration of their tax holidays. However, for those whose tax holiday has not commenced due to loss making, the tax holiday is deemed to begin from 2008 onwards.

The oversea subsidiaries of the Company applies income tax rate of 17%.

In accordance with Guo Shui Han [2009]33, effective from 1 January 2008, the Company calculate and file income tax centrally at company level according to relevant tax laws and regulations. The relevant regulations about the taxation places of the plants and branches of the Company are no longer in force.

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS
	(1)	Subsidiaries

		(a)	Subsidiaries acquired through establishment, investment or other ways

	Type of subsidiaries	Place of registration	Registered capital	Business nature and scope of operations	Percentage of equity interest (%)	Percentage of voting right (%)	Included in consolidated financial statements

Huaneng Power International Fuel Limited Liability Company (“Fuel Company”)	Direct holding	Beijing	RMB200,000,000	Wholesale of coal	100%	100%	Yes

Huaneng Shanghai Shidongkou Power Generation Limited Liability Company (“Shidongkou Power Company”)	Direct holding	Shanghai	RMB990,000,000	Power generation	50%	50%	Yes*

Huaneng Nantong Power Generation Limited Liability Company (“Nantong Power Company”)	Direct holding	Nantong, Jiangsu Province	RMB798,000,000	Power generation	70%	70%	Yes

Huaneng Yingkou Port Limited Liability Company (“Yingkou Port”)	Direct holding	Yingkou, Liaoning Province	RMB720,235,000	Loading and conveying service	50%	50%	Yes*

Huaneng Yingkou Power Generation Limited Liability Company (“Yingkou Cogeneration”)	Direct holding	Yingkou, Liaoning Province	RMB830,000,000	Production and sale of electricity and heat	100%	100%	Yes

Huaneng Hunan Xiangqi Hydropower Co., Ltd. (“Xiangqi Hydropower”)	Direct holding	Xiangqi County, Hunan Province	RMB180,000,000	Construction, operation and management of hydropower and relevant projects	100%	100%	Yes

Zhuozhou Liyuan Cogeneration Co., Ltd. (“Zhuozhou Liyuan”)	Direct holding	Zhuozhou, Hebei Province	RMB5,000,000	Construction, operation and management of cogeneration power plants and related projects	100%	100%	Yes

Huaneng Zuoquan Coal-fired Power Generation Limited Liability Company (“Zuoquan Coal-fired Power Company”)	Direct holding	Jinzhong, Shanxi Province	RMB960,000,000	Construction, operation and management of power plants and related projects	80%	80%	Yes

Huaneng Kangbao Wind Power Utilization Limited Liability Company (“Kangbao Wind Power”)	Direct holding	Kangbao County, Hebei Province	RMB5,000,000	Construction, operation and management of wind power generation and related projects	100%	100%	Yes

Huaneng Jiuquan Wind Power Generation Co., Ltd. (“Jiuquan Wind Power”)	Direct holding	Jiuquan, Gansu Province	RMB1,667,000,000	Construction, operation and management of wind power generation and related projects	100%	100%	Yes

*	Pursuant to agreements with other shareholders, the Company has controls over these entities.

	Type of subsidiaries	Place of registration	Registered capital	Business nature and scope of operations	Percentage of equity interest (%)	Percentage of voting right (%)	Included in consolidated financial statements

Huaneng Wafangdian Wind Power Generation Co., Ltd. (“Wafandian Wind Power”)	Direct holding	Wafangdian, Liaoning Province	RMB50,000,000	Construction, operation and management of wind power generation and related projects	100%	100%	Yes

Huaneng Changtu Wind Power Generation Co., Ltd. (“Changtu Wind Power”)	Direct holding	Changtu County, Liaoning Province	RMB50,000,000	Construction, operation and management of wind power generation and related projects	100%	100%	Yes

Huaneng Rudong Wind Power Generation Co., Ltd. (“Rudong Wind Power”)	Direct holding	Rudong County, Jiangsu Province	RMB127,500,000	Construction and management of wind power generation	90%	90%	Yes

Huaneng Haimen Port Limited Liability Company (“Haimen Port”)	Direct holding	Shantou, Guangdong Province	RMB10,000,000	Cargo loading and warehousing service in the port (preparation, shall not operate)	100%	100%	Yes

Huaneng Taicang Port Limited Liability Company (“Taicang Port”)	Direct holding	Taicang, Jiangsu Province	RMB97,650,000	Port development and construction, coal blending, machinery leasing and maintenance	85%	85%	Yes

Huaneng Taicang Power Co., Ltd. (“Taicang II Power Company”)	Direct holding	Taicang, Jiangsu Province	RMB804,146,700	Power generation	75%	75%	Yes

Huaneng Huaiyin II Power Limited Company (“Huaiyin II Power Company”)	Direct holding	Huai’an, Jiangsu Province	RMB930,870,000	Power generation	63.64%	63.64%	Yes

Huaneng Xindian Power Co., Ltd. (“Xindian II Power Company”)	Direct holding	Zibo, Shandong Province	RMB100,000,000	Power generation	95%	95%	Yes

Huaneng Shanghai Combined Cycle Power Limited Liability Company (“Shanghai Combined Cycle Power Company”)	Direct holding	Shanghai	RMB699,700,000	Power generation	70%	70%	Yes

Tuas Power Generation Pte Ltd. (“TPG”)	Indirect holding	Singapore	SGD1,183,000,001	Power generation and related by products, derivatives; developing power supply resources, operating electricity and power sales	100%	100%	Yes

	Type of subsidiaries	Place of registration	Registered capital	Business nature and scope of operations	Percentage of equity interest (%)	Percentage of voting right (%)	Included in consolidated financial statements

TP Utilities Pte Ltd.	Indirect holding	Singapore	SGD160,000,001	Provide utilities and services – electricity, steam, industrial water, waste management	100%	100%	Yes

(b)	Subsidiaries acquired from business combinations under common control

	Type of subsidiaries	Place of registration	Registered capital	Business nature and scope of operations	Percentage of equity interest (%)	Percentage of voting right (%)	Included in consolidated financial statements

Huaneng (Suzhou Industrial Park) Power Generation Co., Ltd. (“Taicang Power Company”)	Direct holding	Suzhou, Jiangsu Province	RMB632,840,000	Power generation	75%	75%	Yes

Huaneng Qinbei Power Generation Limited Liability Company (“Qinbei Power Company”)	Direct holding	Jiyuan, Henan Province	RMB810,000,000	Power generation	60%	60%	Yes

Huaneng Yushe Power Generation Co., Ltd. (“Yushe Power Company”)	Direct holding	Yushe County, Shanxi Province	RMB615,760,000	Power generation	60%	60%	Yes

Huaneng Hunan Yueyang Power Co., Ltd (“Yueyang Power Company”)	Direct holding	Yueyang, Hunan Province	RMB1,055,000,000	Power generation	55%	55%	Yes

Huaneng Chongqing Luohuang Power Co., Ltd. (“Luohuang Power Company”)	Direct holding	Chongqing	RMB1,748,310,000	Power generation	60%	60%	Yes

Huaneng Pingliang Power Co., Ltd. (“Pingliang Power Company”)	Direct holding	Pingliang, Gansu Province	RMB924,050,000	Power generation	65%	65%	Yes

Huaneng Nanjing Jinling Power Company (“Jinling Power”)	Direct holding	Nanjing, Jiangsu Province	RMB2,095,136,000	Power generation	60%	60%	Yes

Huaneng Qidong Wind Power Generation Co., Ltd. (“Qidong Wind Power”)	Direct holding	Qidong, Jiangsu Province	RMB200,000,000	Development of wind power project, production and sale of electricity	65%	65%	Yes

Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company (“Yangliuqing Power Company”)	Direct holding	Tianjin	RMB1,537,130,909	Power generation, heat supply	55%	55%	Yes

	Type of subsidiaries	Place of registration	Registered capital	Business nature and scope of operations	Percentage of equity interest (%)	Percentage of voting right (%)	Included in consolidated financial statements

Huaneng Beijing Cogeneration Limited Liability Company (“Beijing Cogeneration”)	Direct holding	Beijing	RMB1,600,000,000	Construction and operation of power plants and related construction projects	41%	66%*	Yes

*	According to the agreement between the Company and the rest of the shareholders, a shareholder who owns 25% voting interest in Beijing Cogeneration entrust the Company for the right to vote for free.

The subsidiaries above and the Company are all controlled by Huaneng Group before and after the acquisitions.

(c)	Subsidiaries acquired from business combinations not under common control

	Type of subsidiaries	Place of registration	Registered capital	Business nature and scope of operations	Percentage of equity interest (%)	Percentage of voting right (%)	Included in consolidated financial statements

Huaneng Weihai Power Limited Liability Company (“Weihai Power Company”)	Direct holding	Weihai, Shandong Province	RMB761,838,300	Power generation	60%	60%	Yes

Huaneng Huaiyin Power Generation Co. Ltd. (“Huaiyin Power Company”)	Direct holding	Huai’an, Jiangsu Province	RMB265,000,000	Power generation	100%	100%	Yes

Huade County Daditaihong Wind Power Utilization Limited Liability Company (“Daditaihong”)	Direct holding	Huade County, Inner Mongolia	RMB5,000,000	Wind Power exploitation and utilization	100%	100%	Yes

Huaneng Zhanhua Co-generation Limited Liability Company (“Zhanhua Cogeneration”)	Direct holding	Zhanhua Country, Shandong Province	RMB190,000,000	Production and sales of electricity and heat	100%	100%	Yes

Shandong Hualu Sea Transportation Limited Company (“Sea Transportation Company”)	Direct holding	Longkou, Shandong Province	RMB100,000,000	Domestic cargo transportation	53%	53%	Yes

Huaneng Qingdao Port Limited Company (“Qingdao Port”)	Direct holding	Jiaonan, Qingdao, Shandong Province	RMB300,000,000	Port cargo loading and conveying, warehousing (excluding dangerous goods), supply water carriage materials	100%	100%	Yes

Yunnan Diandong Energy Limited Company (“Diandong Energy”)	Direct holding	Fuyuan County, Yunnan Province	RMB1,800,000,000	Power generation	100%	100%	Yes

Yunnan Diandong Yuwang Energy Limited Company (“Yuwang Energy”)	Direct holding	Fuyuan County, Yunnan Province	RMB1,236,320,000	Power generation	100%	100%	Yes

Huaneng (Fuzhou)Luoyuanwan Pier Limited Company (“Luoyuanwan Pier”)	Direct holding	Luoyuan County, Fujian Province	RMB85,000,000	Port management, cargo loading, information advisory, transport material supply, port investment and development transporting and warehousing in the port, cargo transport and transfer centre operation	58.3%	58.3%	Yes

	Type of subsidiaries	Place of registration	Registered capital	Business nature and scope of operations	Percentage of equity interest (%)	Percentage of voting right (%)	Included in consolidated financial statements

Huaneng Luoyuan Ludao Pier Limited Company (“Ludao Pier”)	Direct holding	Luoyuan County, Fujian Province	RMB70,000,000	Port water supply, cargo loading and warehousing, and shipping representation; ship dealership	100%	100%	Yes

Huaneng (Fujian) Harbour Limited Company (“Luoyuanwan Harbour”)	Direct holding	Luoyuan County, Fujian Province	RMB652,200,000	Port management, cargo loading, information advisory; water transport material supply, port investment and development, transporting and warehousing in the port, cargo transport and transfer centre operation.	100%	100%	Yes

Huaneng Suzihe Hydropower Development Limited Company (“Suzihe”)	Direct holding	Xinbin County, Liaoning Province	RMB50,000,000	Hydropower, aquiculture, agricultural irrigation, etc.	100%	100%	Yes

Fujian Yingda Property Development Limited Company	Indirect holding	Luoyuan County, Fujian Province	RMB50,000,000	Real estate development, property management, house leasing, real estate agency; warehousing (excluding dangerous chemicals),	100%	100%	Yes

Fujian Xinhuanyuan Industrial Limited Company	Indirect holding	Luoyuan County, Fujian Province	RMB93,200,000	Mineral water development, production and sale; PET bottle, bottle embryo and bottle cap production and sale; electricity equipment processing, production and installation; internal staff training.	100%	100%	Yes

	Type of subsidiaries	Place of registration	Registered capital	Business nature and scope of operations	Percentage of equity interest (%)	Percentage of voting right (%)	Included in consolidated financial statements

Enshi Maweigou Hydro Power Development Co., Ltd. (“Enshi Hydropower”)	Direct holding	Enshi City, Hubei Province	RMB101,080,000	Hydroresource development, hydropower, aquaculture	100%	100%	Yes

Kaifeng Xinli Power Generation Co., Ltd.	Indirect holding	Kaifeng, Henan Province	RMB146,920,000	Power generation	60%	100%	Yes

SinoSing Power Pte. Ltd (“SinoSing Power”)	Direct holding	Singapore	USD1,400,020,585	Investment holding	100%	100%	Yes

Tuas Power Ltd. (“Tuas Power”)	Indirect holding	Singapore	SGD1,338,050,000	Gas and electricity supply, investment holding	100%	100%	Yes

Tuas Power Supply Pte Ltd.	Indirect holding	Singapore	SGD500,000	Power sales	100%	100%	Yes

TP Asset Management Pte Ltd.	Indirect holding	Singapore	SGD2	Render of environment engineering services	100%	100%	Yes

TPGS Green Energy Pte Ltd.	Indirect holding	Singapore	SGD1,000,000	Render of utility services	75%	75%	Yes

New Earth Pte Ltd.	Indirect holding	Singapore	SGD10,111,841	Waste recycling advisory	60%	60%	Yes

New Earth Singapore Pte Ltd.	Indirect holding	Singapore	SGD17,816,050	Industrial waste management and recycling	63.47%	82.08%	Yes

(2)	Exchange rates for translation of key financial statement items of overseas operating entities

	Asset and liability items		Income and cash flow statement items
	30 June 2012	31 December 2011

Subsidiaries registered in Singapore	1 SGD = 4. 9690RMB	1 SGD = 4.8679RMB	Average exchange rates approximating the rate on transaction dates

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
	(1)	Cash

		30 June 2012			31 December 2011
		Original currency amount	Exchange rate	RMB equivalent	Original currency amount	Exchange rate	RMB equivalent

Cash	– RMB	1,801,820	1	1,801,820	2,069,119	1	2,069,119
	– SGD	6,501	4.9690	32,303	7,001	4.8679	34,080

Subtotal			1,834,123			2,103,199

Bank deposits	– RMB	10,717,389,814	1	10,717,389,814	5,038,081,776	1	5,038,081,776
	– USD	104,254,446	6.3249	658,648,976	109,720,918	6.3009	693,822,847
	– JPY	3,040,727	0.0796	241,297	3,040,727	0.0816	248,081
	– HKD	1,662	0.8152	1,354	1,662	0.8139	1,353
	– SGD	434,090,354	4.9690	2,156,994,971	603,085,128	4.8679	2,935,758,095

Subtotal			13,533,276,412			8,667,912,152

			13,535,110,535			8,670,015,351

As at 30 June 2012, the Company and its subsidiary acquired bank notes of RMB129,908,039 (31 December 2011: nil) with bank deposit of RMB12,990,804 (31 December 2011: nil) as guarantee (Note 5(21).

Please refer to Note 5(48) for the balances and changes of cash and cash equivalents stated in the cash flow statement.

Please refer to Note 7(6) for cash deposits in a related party.

(2)	Held for trading financial assets

	30 June 2012	31 December 2011

Held for trading financial assets	96,213,518	96,153,714

Held for trading financial assets are 70,320,000 shares of Beijing Jingneng Clean Energy Co., Ltd. (“Beijing Jingneng”) held by SinoSing, a subsidiary of the Company. The fair value of such trading securities as at 30 June 2012 was determined based on quoted market price of HKD1.68 per share on the last trading day of six months ended 30 June 2012 (the quoted market price on the last trading day of 2011 was HKD1.68 per share).

(3)	Derivative financial assets and liabilities

	30 June 2012	31 December 2011

Derivative financial assets
– Hedging instruments of cash flow hedge (fuel swap contracts)	19,554,777	98,975,718
– Hedging instruments of cash flow hedge (forward exchange contracts)	31,355,465	64,641,666
– Financial instruments at fair value through profit or loss (fuel swap contracts)	–	226,046

Subtotal	50,910,242	163,843,430
Less: non-current derivative asset portion	(6,697,258)	(16,388,824)

Total	44,212,984	147,454,606

Derivative financial liabilities
– Hedging instruments of cash flow hedge (fuel swap contracts)	288,911,303	35,117,749
– Hedging instruments of cash flow hedge (forward exchange contracts)	14,518,774	10,799,584
– Hedging instruments of cash flow hedge (Interest rate swap contracts)	756,853,899	567,687,971
– Financial instruments at fair value through profit or loss (fuel swap contracts)	930,456	142,428

Subtotal	1,061,214,432	613,747,732
Less: non-current derivative liability portion	(797,547,749)	(578,198,363)

Total	263,666,683	35,549,369

Oversea subsidiaries of the Company use forward exchange contracts to hedge foreign exchange risk arising from highly probable forecast purchase transactions. The subsidiaries also use fuel swap contracts to hedge fuel price risk arising from highly probable forecast fuel purchases.

The Company and its oversea subsidiaries use interest rate swap contracts to hedge interest rate risk arising from floating rate borrowing.

The fair value of the exchange forward contracts, fuel swap contracts and interest rate swap contracts was measured based on market price.

(4)	Notes receivable

	30 June 2012	31 December 2011

Banking notes receivable	912,065,368	561,762,128
Commercial notes receivable	15,000,000	1,600,000

	927,065,368	563,362,128

As at 30 June 2012, the balance of notes discounted by the Company and its subsidiaries that were yet to be mature amounted to RMB117,764,611. As these notes receivable were yet to be mature, the proceeds received were recorded as short-term loans (31 December 2011: 59,756,865) (Note 5(20)).

As at 30 June 2012, notes receivable of RMB17,000,000 (31 December 2011: 15,000,000) the Company and its subsidiaries were pledged to a bank as collateral against banking notes of RMB13,404,844 (31 December 2011: RMB10,838,842) (Note 5(21)).

(5)	Accounts receivable

	30 June 2012	31 December 2011

Accounts receivable	13,619,421,838	14,967,696,122
Less: provision for doubtful accounts	(142,191,583)	(153,214,935)

	13,477,230,255	14,814,481,187

(a)	The ageing analysis of accounts receivable are as follows:

	30 June 2012	31 December 2011

Within 1 year	13,465,268,753	14,772,356,995
1-2 years	11,403,550	40,158,117
2-3 years	202,440	219,229
3-4 years	13,116,382	23,996,305
4-5 years	–	–
Over 5 years	129,430,713	130,965,476

	13,619,421,838	14,967,696,122

	(b)	As at 30 June 2012, there was no accounts receivable from shareholders who held 5% or more of the equity interest in the Company (31 December 2011: Nil).

(c)
As at 30 June 2012, accounts receivable (within one year and no provision) of the Company and its subsidiaries approximately RMB4,725,969,168 (31 December 2011: RMB2,770,903,857) were secured to banks as collateral against short-term loans of RMB4,542,407,248 (31 December 2011: RMB2,490,400,628) (Note5(20)). As at 30 June 2012, long-term loans of RMB13.025 billion (31 December 2011: RMB13.094 billion) were secured by tariff collection rights of Diandong Energy and Diandong Yuwang, subsidiaries of the Company (Note5(29)(b)).

As at 30 June 2012, long-term loans of Enshi Hydropower, a subsidiary of the Company, of RMB235 (31 December 2011: RMB235) million were secured by property, plant and equipment with net book value amounting to RMB368 million (31 December 2011: RMB332 million) and guaranteed by former shareholders of the subsidiary of the Company. These loans were also secured by tariff collection right of the subsidiary (note5(29)(b)).

(6)	Advances to suppliers

	(a)	The ageing analysis of advances to suppliers is as follows:

	30 June 2012		31 December 2011
Ageing	Amount	Percentage	Amount	Percentage

Within one year	1,382,302,829	98.01%	992,423,495	96.14%
1-2 years	23,633,374	1.68%	27,020,922	2.62%
2-3 years	2,557,430	0.18%	9,939,372	0.96%
Over 3 years	1,879,257	0.13%	2,860,905	0.28%

	1,410,372,890	100.00%	1,032,244,694	100.00%

(b)	As at 30 June 2012 and as at 31 December 2011, there were no advances to suppliers who held 5% or more of the equity interest in the Company.

Please refer to Note 7 for related party balances.

(7)	Other receivables

	30 June 2012	31 December 2011

Receivable from Administration Center of Housing Fund for proceeds from sales of staff quarters
Staff advances	35,939,307	17,877,095
Warranties and deposit	359,678,494	75,674,629
Prepayments for constructions and projects	289,073,747	219,702,823
Receivables from fuel sales	241,503,268	208,051,230
Proceeds from disposals of assets	20,448,065	20,448,065
Others	502,511,265	547,039,641

Total	1,512,038,959	1,150,905,650
Less: provision for bad debts	(26,003,842)	(26,536,590)

	1,486,035,117	1,124,369,060

(a)	The ageing analysis of other receivables is as follows:

		30 June 2012	31 December 2011

	Within 1 year	1,131,234,626	785,810,007
	1-2 years	129,934,610	124,159,569
	2-3 years	59,833,661	71,339,453
	3-4 years	53,825,939	46,198,178
	4-5 years	18,353,837	10,230,276
	Over 5 years	118,856,286	113,168,167

		1,512,038,959	1,150,905,650

As at 30 June 2012, there was no other receivable from shareholders who held 5% or more of the equity interest in the Company (31 December 2011: receivable from Huaneng Group of RMB37,000).

Please refer to Note 7 for related party balances.

(8)	Inventories

	30 June 2012			31 December 2011
	Book value	Provision	Net book value	Book value	Provision	Net book value

Fuel (coal and petrol)	6,695,771,466	–	6,695,771,466	6,312,592,283	–	6,312,592,283
Materials and spare parts	1,583,742,360	(192,538,185)	1,391,204,175	1,395,887,677	(182,859,375)	1,213,028,302

	8,279,513,826	(192,538,185)	8,086,975,641	7,708,479,960	(182,859,375)	7,525,620,585

(9)	Other current assets

	30 June 2012	31 December 2011
Held for sale assets*	117,318,157	–
Prepaid income tax	95,068,513	101,959,268
Loan to others	–	100,000,000
Others	114,118,712	86,193,265

	326,505,382	288,152,533

*
A deal of RMB63.7 (including tax) was made to transfer ownership of the shut-down 4# and 5# power generation units of Huaneng Changxing Power Plant on 20 June 2012. As at 30 June 2012, the ownership transfer was not completed. Therefore, the Company records such assets as other current assets.

(10)	Available-for-sale financial assets

	30 June 2012	31 December 2011
Available-for-sale equity instrument	1,685,826,436	1,638,080,010

Available-for-sale financial assets represent the equity investment in China Yangtze Power Co., Ltd. (“Yangtze Power”). As at 30 June 2012, the Company had approximately 257.56 million shares of Yangtze Power, representing 1.56% (31 December 2011: approximately 257.56 million shares, 1.56%) of its total share capital. The fair value of the above available-for-sale equity instrument as at 30 June 2012 was determined based on the closing market price of RMB6.80 per share quoted in the Shanghai Stock Exchange on the last trading day of the first half of 2012 (31 December 2011: the closing market price of Yangtze Power was RMB6.36 per share quoted in the Shanghai Stock Exchange on the last trading day of 2011). Fair value of such assets is determined based on the residual amount which is the quoted price minus dividends to be distributed.

(11)	Long-term receivables

As at 30 June 2012, long-term receivables of subsidiaries of the Company primarily refer to long-term receivables from finance lease out of fixed assets and construction-in-progress.

(12)	Long-term equity investments

	30 June 2012	30 June 2012
Jointly controlled entities (a)	1,194,554,968	1,244,072,861
Associates (a)
– With quoted prices	1,805,629,508	1,800,696,607
– With no quoted prices	10,505,624,131	10,247,869,917
Other long-term equity investments	871,002,933	721,002,933

	14,376,811,540	14,013,642,318
Less: impairment provision for long-term equity investments	(6,088,243)	(6,088,243)

	14,370,723,297	14,007,554,075

The long-term investments of the Company and its subsidiaries are not subject to restriction on conversion into cash or remittance of investment income.

(a)	Jointly controlled entities and associates

	Increase or decrease during the year
	Initial investment cost	31 December 2011	Additions or deductions	Net profit or loss adjusted by the equity method	Dividends declared	Other equity movement	31 June 2012	Percentage of equity interest	Percentage of voting right	Provision	Provision for the year

Jointly controlled entities Shanghai Time Shipping Co., Ltd. (“Time Shipping”)	1,058,000,000	1,084,072,861	–	482,107	(50,000,000)	–	1,034,554,968	50%	50%	–	–
Jiangsu Nantong Power Generation Co., Ltd. (“Jiangsu Nantong Power”)*	160,000,000	160,000,000	–	–	–	–	160,000,000	35%	50%	–	–

		1,244,072,861	–	482,107	(50,000,000)	–	1,194,554,968

Associates Shandong Rizhao Power Generation Co., Ltd. (“Rizhao Power Company”)	561,502,261	314,527,142	–	24,321,859	–	–	338,849,001	44%	44%	–	–
Shenzhen Energy Group Shenzhen Energy Group Co., Ltd. and Shenzhen Energy Management Co., Ltd. (“SEG”)	2,269,785,209	3,796,448,893	–	58,888,464	(187,904,500)	(2,687,415)	3,664,745,442	25%	25%	–	–
Hebei Hanfeng Power Generation Limited Liability Company	1,382,210,557	1,085,549,249	–	23,099,675	–	–	1,108,648,924	40%	40%	–	–
Chongqing Huaneng Lime Company Limited **	24,295,710	28,007,264	–	(275,558)	–	–	27,731,706	15%	25%	–	–
China Huaneng Finance Corporation Ltd. (“Huaneng Finance”)	1,040,634,130	1,178,632,720	–	67,464,212	–	17,613,644	1,263,710,576	20%	20%	–	–

*	Jiangsu Nantong Power Generation Co., Ltd. (“Jiangsu Nantong Power”) is a jointly controlled entity of Nantong Power Company (a subsidiary of the Company).

**	Lime Company is an associate of Luohuang Power Company (a subsidiary of the Company).

	Increase or decrease during the year
	Initial investment cost	31 December 2011	Additions or deductions	Net profit or loss adjusted by the equity method	Dividends declared	Other equity movement	31 June 2012	Percentage of equity interest	Percentage of voting right	Provision	Provision for the year

Huaneng Sichuan Hydropower Co., Ltd. (“Sichuan Hydropower Company”)	1,461,457,497	1,667,254,011	–	106,106,314	–	(144,163)	1,773,216,162	49%	49%	–	–
Huaneng Shidaowan Nuclear Power Development Co. Ltd. (“Shidaowan Nuclear Power”)	450,000,000	450,000,000	–	–	–	–	450,000,000	30%	30%	–	–
Shenzhen Energy Corporation (“SEC”)*	1,448,200,000	1,800,696,607	–	30,464,230	(24,000,000)	(1,531,329)	1,805,629,508	9.08%	9.08%	–	–
Yangquan Coal Industry Group Huaneng Coal-fired Electricity Investment Co., Ltd	490,000,000	509,702,486	–	(18,167,050)	–	16,096,701	507,632,137	49%	49%	–	–
Bianhai Railway Co., Ltd.	143,930,000	137,272,605	–	(1,203,267)	–	–	136,069,338	37%	37%	–	–
Shanxi Luan Group Zuoquan Wulihou Coal Co., Ltd.	425,000,000	371,421,547	–	(9,486,946)	–	1,431,511	363,366,112	34%	34%	–	–
Huaneng Shenbei Cogeneration Limited Liability Company	13,000,000	13,000,000	–	–	–	–	13,000,000	40%	40%	–	–

*
The Company holds 240 million shares, representing 9.08% shareholding of SEC, which is also a subsidiary of SEG, one of the Company’s associates. Considering the equity interest effectively held by the Company directly and indirectly through SEG, and directors as well as supervisors appointed by the Company in SEC, the Company exercises significant influence on operations of SEC and classified it as an associate. As at 30 June 2012, the fair value of these 240 million shares was RMB1553 million (31 December 2011: RMB1464 million). The fair value of the price with SEC was RMB6.47 (31 December 2011: RMB6.10) quoted the closing price of the last trading day from Shenzhen Stock Exchange in the first half year of 2012.

	Increase or decrease during the year
	Initial investment cost	31 December 2011	Additions or deductions	Net profit or loss adjusted by the equity method	Dividends declared	Other equity movement	31 June 2012	Percentage of equity interest	Percentage of voting right

Hainan Nuclear Power Co., Ltd.	556,514,280	393,804,000	162,710,280	–	–	–	556,514,280	30%	30%
Huaneng Jinling Combined Cycle Co-generation Co., Ltd.*	38,250,000	38,250,000	–	(109,547)	–	–	38,140,453	51%	51%
Huaneng (Tianjin) Coal Gasification Power Generation Co., Ltd.	264,000,000	264,000,000	–	–	–	–	264,000,000	35.97%	35.97%

		12,048,566,524	162,710,280	281,102,386	(211,904,500)	30,778,948	12,311,253,639

*	Jinling Combined Cycle Co-generation is an associate of the company on which the company has significant influence according to its Articles of Association.

(13)	Fixed assets

	31 December 2011	Reclassification	Additions	Deductions	Reclassified as held for sale	Currency translation differences	31 June 2012

Total of original cost	259,431,353,326	–	7,389,986,740	(809,197,491)	(413,374,852)	271,979,490	265,870,747,213

Ports facilities	2,407,270,961	–	249,816,414	–	–	–	2,657,087,375
Dam	110,801,656	–	–	–	–	–	110,801,656
Buildings	4,715,775,960	3,424,804	30,048,934	(1,064,384)	–	–	4,748,185,314
Electric utility plant in service	246,904,285,366	77,561,855	7,044,860,154	(714,737,577)	(406,778,635)	265,829,694	253,171,020,857
transportation facilities	862,234,466	42,021	–	(36,047,504)	–	–	826,228,983
Others	4,430,984,917	(81,028,680)	65,261,238	(57,348,026)	(6,596,217)	6,149,796	4,357,423,028

Total of accumulated depreciation	100,208,556,649	–	5,543,571,667	(440,568,774)	(229,377,794)	95,715,110	105,177,896,858

Ports facilities	211,275,972	–	38,469,288	–	–	–	249,745,260
Dam	5,772,445	–	2,111,856	–	–	–	7,884,301
Buildings	1,589,964,446	2,989,720	63,299,325	(387,078)	–	–	1,655,866,413
Electric utility plant in service	95,512,459,014	35,467,009	5,168,450,886	(349,404,501)	(225,776,627)	91,124,382	100,232,320,163
Transportation facilities	382,118,839	570,743	20,121,443	(34,245,129)	–	–	368,565,896
Others	2,506,965,933	(39,027,472)	251,118,869	(56,532,066)	(3,601,167)	4,590,728	2,663,514,825

Total of book value	159,222,796,677	——	——	——	——	——	160,692,850,355

Ports facilities	2,195,994,989	——	——	——	——	——	2,407,342,115
Dam	105,029,211	——	——	——	——	——	102,917,355
Buildings	3,125,811,514	——	——	——	——	——	3,092,318,901
Electric utility plant in service	151,391,826,352	——	——	——	——	——	152,938,700,694
Transportation facilities	480,115,627	——	——	——	——	——	457,663,087
Others	1,924,018,984	——	——	——	——	——	1,693,908,203

Total of provision	4,414,776,233	–	66,678,900	(66,678,900)	–	78,373,355	4,493,149,588

Ports facilities	–	–	–	–	–	–	–
Dam	–	–	–	–	–	–	–
Buildings	–	–	–	–	–	–	–
Electric utility plant in service	4,371,369,282	–	66,678,900	(66,678,900)	–	78,373,355	4,449,742,637
Transportation facilities	–	–	–	–	–	–	–
Others	43,406,951	–	–	–	–	–	43,406,951

Total of net book Value	154,808,020,444	——	——	——	——	——	156,199,700,767

Ports facilities	2,195,994,989	——	——	——	——	——	2,407,342,115
Dam	105,029,211	——	——	——	——	——	102,917,355
Buildings	3,125,811,514	——	——	——	——	——	3,092,318,901
Electric utility plant in service	147,020,457,070	——	——	——	——	——	148,488,958,057
Transportation facilities	480,115,627	——	——	——	——	——	457,663,087
Others	1,880,612,033	——	——	——	——	——	1,650,501,252

For the six months ended 30 June 2012, depreciation charge amounted to RMB5,543,571,667 (for the six months ended 30 June 2011: RMB5,786,792,491), in which depreciation charged to operations cost, general and administrative expenses and other operating expense amounted to RMB5,502,024,523, RMB32,409,838 and RMB3,965,549, respectively, (for the six months ended 30 June 2011: depreciation charged to operations cost, general and administrative expenses and other operating expense amounted to RMB5,721,807,541, RMB17,973,048 and RMB24,449,055, respectively).

Please refer to note 5(29)(b) for fixed assets that are secured to banks as at 30 June 2012 and 31 December 2011.

As at 30 June 2012, fixed assets pending for disposal aging over one year amounted to RMB86,818,774 (31 December 2011: RMB86,818,774). Such disposals are in progress.

As at 30 June 2012, the ownership transfer of No.4 and No.5 shut-down generation units of Changxing Power Plant was not completed. And the Company records such assets as held for sale assets (Note5(9) and 5(19)).

(14)	Construction-in-progress

Project	31 December 2011	Additions	Transfers to fixed assets	Currency translation differences	31 June 2012	Percentage of capital expenditure incurred over budget	Including: current year capitalized borrowing cost	Interest rate of borrowing cost capitalization

Fuzhou Power Plant Phase III project	917,679,974	56,355,422	(520,849,901)	–	453,185,495	–	–	–
Huaneng Haimen Power Plant project	1,303,026,165	395,269,578	(31,805,391)	–	1,666,490,352	126,872,256	58,565,500	6.35%
Qinbei Power Expansion project	5,168,191,537	821,408,412	(4,064,229,958)	–	1,925,369,991	220,823,500	108,466,127	6.37%
Xiangqi Hydro Power Plant project	476,709,265	71,597,934	(211,205,148)	–	337,102,051	15,509,284	11,054,511	6.94%
Zuoquan Coal-fired Power Company Phase I project	954,515,521	231,886,260	(1,186,401,781)	–	–	–	6,351,652	7.19%
SinoSing PowerCCP5 Project	1,067,831,317	681,858,259	–	16,273,590	1,765,963,166	–	–	–
SinoSing Power Tembusu Phase I project	2,527,555,184	489,710,182	–	48,253,890	3,065,519,256	–	–	–
Diandong Energy Coal Project	3,237,912,557	191,740,418	–	–	3,429,652,975	711,708,096	99,118,268	6.24%
Diandong Yuwang Coal Project	543,590,508	69,075,657	–	–	612,666,165	50,558,250	12,333,849	6.12%
Qingdao Port project	707,258,535	74,077,192	–	–	781,335,727	40,148,132	12,485,155	6.73%
Suzihe Yaojiashan Project	283,792,144	44,070,931	(232,048,276)	–	95,814,799	23,681,458	8,280,267	6.41%
Other projects	5,009,449,859	1,799,364,389	(1,069,308,400)	33,364	5,739,539,212	307,896,336	31,403,158

	22,197,512,566	4,926,414,634	(7,315,848,855)	64,560,844	19,872,639,189	1,483,249,733	348,058,487
Impairment	(32,183,419)	–	–	(187,642)	(32,371,061)	–	–

	22,165,329,147	4,926,414,634	(7,315,848,855)	64,373,202	19,840,268,128	1,483,249,733	348,058,487

Source of financing of all projects above are funds borrowed from financial institutions and internal funds.

Please refer to Note 5(29)(b) for projects that are secured to banks as at 30 June 2012 and 31 December 2011.

(15)	Construction materials

	30 June 2012	31 December 2011

Specialised materials and equipments	198,189,765	214,992,151
Prepayments for major equipments	1,333,573,899	1,543,199,416
Tools and spare parts	4,198,929	7,860,017

	1,535,962,593	1,766,051,584

(16)	Intangible assets

	31 December 2011	Additions	Deductions	Currency translation difference	30 June 2012

Total of original cost	11,641,443,739	11,088,367	–	103,127,619	11,755,659,725

Land use rights	4,643,798,645	3,191,741	–	20,340,378	4,667,330,764
Power generation licence	3,904,055,800	–	–	81,082,200	3,985,138,000
Mining rights	1,922,655,500	–	–	–	1,922,655,500
Others	1,170,933,794	7,896,626	–	1,705,041	1,180,535,461

Total of accumulated amortization	1,173,342,583	80,308,737	–	6,600,174	1,260,251,494

Land use rights	993,604,050	53,777,517	–	6,094,587	1,053,476,154
Power generation licence	–	–	–	–	–
Mining rights	–	–	–	–	–
Others	179,738,533	26,531,220	–	505,587	206,775,340

Total of book value	10,468,101,156	——	——	——	10,495,408,231

Land use rights	3,650,194,595	——	——	——	3,613,854,610
Power generation licence	3,904,055,800	——	——	——	3,985,138,000
Mining rights	1,922,655,500	——	——	——	1,922,655,500
Others	991,195,261	——	——	——	973,760,121

Total of impairment provision	260,943,902	–	–	5,419,468	266,363,370

Land use rights	222,919,211	–	–	4,629,744	227,548,955
Power generation licence	–	–	–	–	–
Mining rights	–	–	–	–	–
Others	38,024,691	–	–	789,724	38,814,415

Total of net book value	10,207,157,254	——	——	——	10,229,044,861

Land use rights	3,427,275,384	——	——	——	3,386,305,655
Power generation licence	3,904,055,800	——	——	——	3,985,138,000
Mining rights	1,922,655,500	——	——	——	1,922,655,500
Others	953,170,570	——	——	——	934,945,706

For details of intangible assets secured to banks as at 30 June 2012 and 31 December 2011, please refer to note 5(29)(b).

The Company acquired the power generation licence as part of the business combination with Tuas Power. As the power generation licence is expected to be renewed without significant restriction and cost, with the consideration of related future cash flows generated and the expected continuous operations of management, such a power generation licence is considered to have indefinite useful life.

(17)	Goodwill

	31 December 2011	Additions	Deductions	Currency translation differences	30 June 2012

Goodwill	13,624,461,472	–	–	224,953,667	13,849,415,139
Less: impairment provision	(419,646,962)	–	–	–	(419,646,962)

	13,204,814,510	–	–	224,953,667	13,429,768,177

(18)	Deferred income tax assets and liabilities

	(a)	Deferred income tax assets before offsetting

	30 June 2012		31 December 2011
	Amount	Deductible temporary difference and deductible losses	Amount	Deductible temporary difference and deductible losses

Provision for assets impairment	212,398,943	902,887,257	221,955,821	940,867,218
Fixed assets depreciation	129,818,400	602,122,504	132,084,271	595,262,802
Accrued expenses	66,897,953	275,832,218	47,942,143	191,767,797
Tax refund on purchase of domestically – manufactured equipment	318,901,001	1,278,903,381	330,925,280	1,330,318,391
Deductible tax losses	132,110,595	740,398,110	139,785,971	769,483,983
Derivative financial instruments-fair value change	189,166,141	1,010,183,591	92,658,009	449,831,420
Others	177,493,693	656,829,741	199,187,506	772,529,654

	1,226,786,726	5,467,156,802	1,164,539,001	5,050,061,265

(b)	Deferred income tax liabilities before offsetting

	30 June 2012		31 December 2011
	Amount	Taxable temporary difference	Amount	Taxable temporary difference

Fixed assets depreciation	882,782,487	5,168,369,596	899,609,085	5,243,973,250
Intangible assets	1,048,450,894	6,041,226,210	1,034,515,822	5,960,384,705
Available-for-sale-fair value change	193,567,095	774,268,384	181,630,489	726,521,958
Others	118,620,506	474,481,217	75,119,461	325,881,733

	2,243,420,982	12,458,345,407	2,190,874,857	12,256,761,646

(c)	As at 30 June 2012, deductible tax losses of the Company and its subsidiaries with no deferred income tax assets recognized amounted to RMB5,235,577,223 (31 December 2011: RMB4,286,719,398).

(d)	Maturity analysis of the above deductible tax losses with no deferred income tax assets recognized are as follows:

	30 June 2012	31 December 2011

2012	2,432,119	2,432,119
2013	1,179,832,992	1,185,790,910
2014	581,379,579	581,379,579
2015	976,765,841	938,600,541
2016	1,569,144,307	1,578,516,249
2017	926,022,385	——

	5,235,577,223	4,286,719,398

(e)	The offset amounts of deferred income tax assets and deferred income tax liabilities:

	30 June 2012	31 December 2011

Deferred income tax assets	554,161,100	453,968,028
Deferred income tax liabilities	(554,161,100)	(453,968,028)

The net balance of deferred income tax assets and deferred income tax liabilities after offsetting are as follows:

	30 June 2012		31 December 2011
	Net balance	Deductible/ Taxable temporary difference after offsetting	Net balance	Deductible/Taxable temporary difference after offsetting

Deferred income tax assets	672,625,626	2,694,860,335	710,570,973	2,843,793,663
Deferred income tax liabilities	1,689,259,882	9,686,048,940	1,736,906,829	10,050,494,044

(19)	Provision for assets impairment

		Current year deductions
		31 December 2011	Current year additions	Reversal	Write off	Reclassified as held for sale	Currency translation differences	30 June 2012

	Provision for doubtful debts	179,751,525	8,760	(11,490,390)	(24,112)	–	(50,358)	168,195,425

Including:	Provision for doubtful accounts receivable	153,214,935	8,760	(10,957,642)	(24,112)	–	(50,358)	142,191,583
	Provision for doubtful other receivables	26,536,590	–	(532,748)	–	–	–	26,003,842
	Provision for inventory	182,859,375	7,716,462	(110,553)	(238,921)	–	2,311,822	192,538,185
	Impairment provision for long-term equity investments	6,088,243	–	–	–	–	–	6,088,243
	Impairment provision for fixed assets	4,414,776,233	66,678,900	–	–	(66,678,900)	78,373,355	4,493,149,588
	Impairment provision for intangible assets	260,943,902	–	–	–	–	5,419,468	266,363,370
	Impairment provision for goodwill	419,646,962	–	–	–	–	–	419,646,962
	Impairment provision for construction-in-progress	32,183,419	–	–	–	–	187,642	32,371,061

		5,496,249,659	74,404,122	(11,600,943)	(263,033)	(66,678,900)	86,241,929	5,578,352,834

As at 30 June 2012, the ownership transfer of No.4 and No.5 shut-down generation units of Changxing Power Plant was not completed. And the Company records such assets as held for sale assets (Note5(9) and 5(13)).

(20)	Short-term loans

		30 June 2012			31 December 2011
		Original currency amount	Exchange rate	RMB equivalent	Original currency amount	Exchange rate	RMB equivalent

Credit loans	– RMB	27,320,626,194	1	27,320,626,194	40,929,042,078	1	40,929,042,078
	– USD	24,677,172	6.3249	156,080,648	–	–	–
Guaranteed loans(a)
– Pledge	– RMB	4,542,407,248	1	4,542,407,248	2,490,400,628	1	2,490,400,628
– Guarantee	– RMB	1,000,000,000	1	1,000,000,000	500,000,000	1	500,000,000
– Discounted	– RMB	117,764,611	1	117,764,611	59,756,865	1	59,756,865

Total				33,136,878,701			43,979,199,571

(a)	As at 30 June 2012, the guaranteed short-term loans include:

Bank loans of RMB117,764,611 (31 December 2011: RMB59,756,865) represented the discounted notes receivable with recourse. As these notes receivable were yet to be mature, the proceeds received were recorded as short-term loans (Note 5(4)).

As at 30 June 2012, pledged bank loans of RMB4,542,407,248 were secured by accounts receivable of the Company with book value amounting to RMB4,725,969,168 (31 December 2011: pledged bank loans of RMB2,490,400,628 were secured by accounts receivable of the Company with book value amounting to RMB2,770,903,857) (Note 5(5)).

As at 30 June 2012, guarantee bank loans of RMB1,000,000,000 (31 December 2011: RMB500,000,000) were secured by Diandong energy, a subsidiary of the Company.

As at 30 June 2012, short-term loans of RMB1,865,000,000 (31 December 2011: RMB1,465,000,000) were borrowed from Huaneng Finance, with annual interest rates ranging from 5.23% to 6.56% in the six months ended 30 June 2011 (in the six months ended 30 June 2011: between 4.78% to 6.56%) (Note 7(5)).

As at 31 December 2011, short-term loans of RMB4,500,000,000 were borrowed from Huaneng Guicheng Trust Co., Ltd. (“Huaneng Guicheng Trust”), with annual interest rates ranging from 6.56% to 7.22% in the six months ended 30 June 2012 (in the six months ended 30 June 2011: 4.56-6.31%). These loans were fully repaid in the six months ended 30 June 2012 on schedule.

As at 30 June 2012, short-term loans from Huaneng Finance, entrusted by Xi’an Thermal Power Research Institute Co., Ltd. (“Xi’an Thermal”), amounted to RMB70,000,000 (31 December 2011: RMB70,000,000) with annual interest rates ranged from 6.41% to 6.89% (in the six months ended 30 June 2011: nil) (Note 7(5)).

As at 30 June 2012, short-term loans from Huaneng Finance, entrusted by China Huaneng Group Clean Energy Technology Research Institute Co. Ltd. (“Huaneng Clean Energy”), amounted to RMB100,000,000 (31 December 2011: RMB100,000,000) with annual interest of 6.56% in the six months ended 30 June 2012 (in the six months ended 30 June 2011: nil) (Note 7(5)).

In the six months ended 30 June 2012, annual interest rates of RMB credit loans ranged from 5.23% to 7.22% (in the six months ended 30 June 2011: 4.35% to 6.93%); annual interest rates of USD credit loans ranged from 3.77% to 3.97% (in the six months ended 30 June 2011: nil); annual interest rates of discounted notes loans ranged from 6.20% to 9.74% (in the six months ended 30 June 2011: 4.32% to 7.16%); annual interest rate of pledged short-term RMB loans ranged from 5.68% to 6.71% (in the six months ended 30 June 2011: ranged from 4.13% to 6.31%), and annual interest rate of guaranteed loan ranged from 5.68% to 6.56% (in the six months ended 30 June 2011: 4%).

(21)	Notes payable

	30 June 2012	31 December 2011

Banking notes payable	243,171,383	13,448,478
Commercial notes payable	188,620,799	–

	431,792,182	13,448,478

As at 30 June 2012, banking notes receivable of RMB17,000,000 (31 December 2011: RMB15,000,000) were secured as collateral against notes payables of RMB13,404,844 (31 December 2011: RMB10,838,842) (Note 5(4)).

As at 30 June 2012, bank deposit of RMB12,990,804 (31 December 2011: nil) were secured as collateral against notes payables of RMB129,908,039 (31 December 2011: nil) (Note 5(1)).

As at 30 June 2012 and 31 December 2011, all the notes payable of the Company and its subsidiaries were expected to fall due within one year.

(22)	Accounts payable

Accounts payable mainly represents the amounts due to coal suppliers. As at 30 June 2012 and 31 December 2011, there were no accounts payable to any shareholder who held 5% or more of the equity interest in the Company.

Please refer to Note 7 for related party balances.

(a)	The ageing analysis of accounts payables are as follows:

	30 June 2012	31 December 2011

Within 1 year	8,628,703,225	9,005,355,720
1-2 years	30,760,391	83,214,544
2-3 years	32,538,745	9,253,837
3-4 years	3,504,232	8,070,319
4-5 years	5,379,616	2,289,415
Over 5 years	1,831,943	904,969

	8,702,718,152	9,109,088,804

(23)	Salary and welfare payable

	30 June 2012	31 December 2011

Salary, bonus, allowance and subsidy	68,104,989	98,393,283
Welfare, award and welfare fund	54,182,391	65,551,422
Social insurance	15,789,659	4,581,675
Housing fund	9,022,878	6,426,864
Labor union fee and employee education fee	42,046,986	29,021,635
Employment termination compensation	23,214,755	26,307,735

	212,361,658	230,282,614

(24)	Taxes payable

The detailed breakdown of taxes payable is as follows:

	30 June 2012	31 December 2011

EIT payable	671,440,200	503,252,250
Deductible VAT payable	(1,387,609,466)	(1,689,760,373)
Others	120,488,553	191,758,086

	(595,680,713)	(994,750,037)

(25)	Dividends payable

	30 June 2012	31 December 2011

Huaneng Group	77,756,227	–
Huaneng International Power Development Company (“HIPDC”)	253,333,106	–
Beijing Jingneng Clean Energy Co., Ltd.	93,394,740	48,466,400
China Huaneng Group Hongkong Company Ltd.	108,927,500	35,637,100
Huaneng Finance	7,181,000	–
State Grid Energy Fuel Co., Ltd.	33,000,000	34,000,000
Heibei Construction and Investment Group Co., Ltd.	30,150,000	–
Jiangsu Investment Management Co., Ltd.	20,825,000	–
Gemeng International Energy Co., Ltd.	20,733,907	20,733,907
Fujian Investment Enterprise Group Co., Ltd.	18,723,333	–
Suzhou Industrial Park, Inc.	15,264,017	–
Weihai Zhenghua Investment Management Co., Ltd.	9,707,680	9,707,680
Shangdong Longkou Hualong Industry Co., Ltd.	9,707,680	9,707,680
China-Singapore Suzhou Industrial Park Public Utilities Development Group Co., Ltd.	9,158,410	–
Jiangsu Guoxin Asset Management Group Co., Ltd.	7,632,008	–
Xiangtou International Investment Co., Ltd.	7,078,691	7,078,691
Taicang Energy Development Co., Ltd.	6,105,607	–
Henan Investment Group Co., Ltd.	4,615,134	–
Weihai Sea Transportation Co., Ltd.	2,311,352	2,311,353
Jiyuan Construction and Investment Co., Ltd.	659,305	–
Other shareholders	268,787,840	–

	1,005,052,537	167,642,811

(26)	Other payables

(a)	The breakdown of other payables is as follows:

	30 June 2012	31 December 2011

Payables to contractors	3,281,225,866	4,471,453,680
Payables for purchases of equipment	4,721,570,942	5,895,524,690
Quality warranty	1,552,211,655	1,615,101,325
Payables for purchases of materials	240,641,029	302,554,277
Accrued expenses	165,069,817	160,218,483
Construction bonus payables	100,565,802	56,699,228
Payables of housing maintenance funds	34,831,286	34,573,918
Payables of pollutants discharge fees	8,932,567	12,209,826
Payable for investment	11,135,944	155,903,104
Payable for port construction charge	69,234,075	64,792,719
Payable for quota of shut-down capacity	146,820,000	361,440,000
Selling quota of shut-down capacity	163,455,000	102,546,184
Security deposits	77,539,948	72,020,383
Others	1,215,379,201	1,357,364,436

	11,788,613,132	14,662,402,253

As at 30 June 2012, there were no other payables due to shareholders who held 5% or more of the equity interest in the Company except payables to HIPDC of RMB69,412,241 and payables to Huaneng Group of RMB256,068 (31 December 2011: payable to HIPDC of RMB27,425,275) mentioned above.

Please refer to Note 7 for related party balances.

(b)	The ageing analysis of other payables are as follows:

	30 June 2012	31 December 2011

Within 1 year	8,748,512,609	11,466,556,824
1-2 years	1,283,658,334	1,759,883,763
2-3 years	1,099,066,681	862,311,510
3-4 years	396,451,244	380,223,124
4-5 years	131,300,080	68,668,577
Over 5 years	129,624,184	124,758,455

	11,788,613,132	14,662,402,253

(27)	Current portion of non-current liabilities

The current portion of non-current liabilities of the Company and its subsidiaries are current portion of long-term loans and bonds payables, the breakdown is as follows:

	30 June 2012	31 December 2011

Guaranteed loans	1,584,014,168	1,680,809,433
Credit loans	12,127,991,727	12,459,460,151
Corporate Bonds Phase I 2007 (5 Years) (a)	998,073,896	996,092,760

	14,710,079,791	15,136,362,344

(a)	As at 30 June 2012, such bonds, which will fall due within 1 year, are recorded as current portion of non-current liability.

Please refer to Note 5(29) for details of current portion of non-current liabilities.

(28)	Other current liabilities

Other current liabilities are mainly short-term bonds payable.

The Company issued unsecured short-term bonds amounting to RMB5 billion bearing annual interest rate of 3.95% on 13 January 2011. The bonds are denominated in RMB and issued at face value and will mature in 365 days from the issuance date. The annual effective interest rate of these bonds is 4.37%. As at 30 June 2012, the short term bonds and interest payable above was fully repaid, and no interest payables (31 December 2011: interest payable was RMB191.55 million).

The Company issued unsecured short-term bonds amounting to RMB5 billion bearing annual interest rate of 6.04% on 19 September 2011. The bonds are denominated in RMB and issued at face value and will mature in 366 days from the issuance date. The annual effective interest rate of these bonds is 6.47%. As at 30 June 2012, interest payable of the short term bonds above was RMB236 million. (31 December 2011: interest payable was RMB85.81 million)

The Company issued unsecured short-term bonds amounting to RMB5 billion bearing annual interest rate of 4.41% on 17 April 2012. The bonds are denominated in RMB and issued at face value and will mature in 365 days from the issuance date. The annual effective interest rate of these bonds is 4.83%. As at 30 June 2012, interest payable of the short term bonds above was RMB44.58 million.

The Company issued unsecured short-term bonds amounting to RMB5 billion bearing annual interest rate of 3.35% on 5 June 2012. The bonds are denominated in RMB and issued at face value and will mature in 270 days from the issuance date. The annual effective interest rate of these bonds is 6.76%. As at 30 June 2012, interest payable of the short term bonds above was RMB11.47 million.

(29)	Long-term loans
Long-term loans comprised of:

	30 June 2012	31 December 2011

Long-term loans from ultimate parent company (a)	800,000,000	800,000,000
Long-term bank loans (b)	93,852,212,065	86,952,526,242
Other long-term loans (c)	3,964,859,767	6,232,614,930

	98,617,071,832	93,985,141,172
Less: current portion of long-term loans	(13,712,005,895)	(14,140,269,584)

	84,905,065,937	79,844,871,588

(a)	Long-term loans from ultimate parent company

As at 30 June 2012, detailed information of the long-term loans from ultimate parent company is as follows:

Lender	30 June 2012	Terms of loan	Annual interest rate	Current portion	Terms

RMB loans
Entrusted loans from Huaneng Group through Huaneng Finance	800,000,000	2004-2013	4.30%-4.60%	–	Credit

(b)	Long-term bank loans
The breakdown of long-term bank loans (including the current portion) is as follows:

	30 June 2012
	Original currency amount	Exchange rate	RMB equivalent	Less: current portion	Long-term portion	Annual interest rate

Credit loans
– RMB loans	58,395,410,000	1	58,395,410,000	(8,588,380,000)	49,807,030,000	3.60%-7.76%
– USD loans	688,687,512	6.3249	4,355,879,647	(398,721,693)	3,957,157,954	1.73%-1.79%
– EUR loans	36,996,983	7.8710	291,203,250	(41,890,034)	249,313,216	2.00%

Guaranteed loans*
– RMB loans	15,530,150,000	1	15,530,150,000	(821,500,000)	14,708,650,000	5.00%-8.65%
– USD loans	37,619,365	6.3249	237,938,720	(85,343,922)	152,594,798	0.60%-6.60%
– SGD loans	2,957,024,534	4.9690	14,693,454,907	(378,851,257)	14,314,603,650	2.15%
– EUR loans	44,235,236	7.8710	348,175,541	(31,652,322)	316,523,219	2.15%

			93,852,212,065	(10,346,339,228)	83,505,872,837

*
Bank loans amounting to approximately RMB2,013 million and RMB567 million (31 December 2011: approximately RMB2,113 million and RMB632 million) were guaranteed by HIPDC and Huaneng Group, respectively (see Note 7).

As at 30 June 2012, bank loans borrowed by an overseas subsidiary of the Company amounting to RMB14.693 billion (31 December 2011: RMB14.610 billion) were guaranteed by the Company (Note 7).

As at 30 June 2012, a long-term loan of a subsidiary of the Company of RMB25 million (31 December 2011: RMB28 million) was secured by shares held by former shareholders of Enshi Hydropower, a subsidiary of the Company.

As at 30 June 2012, long-term loans of the Company and its subsidiaries of RMB235 million (31 December 2011: RMB235 million) were secured by construction in progress, fixed assets and construction materials with net book value amounting to RMB368 million (31 December 2011: RMB332 million) and tariff collection right of Enshi Hydropower, a subsidiary of the Company. These loans are also guaranteed by former shareholders of the subsidiary of the Company (Notes 5(5), 5(13), 5(14) and 5(15)).

As at 30 June 2012, a long-term loan of RMB77 million (31 December 2011: RMB77 million) was secured by territorial waters use rights with net book value amounting to RMB85.30 million (31 December 2011: RMB86.37 million).

As at 30 June 2012, No. 4 berth of Luoyuanwan Harbour, a subsidiary of the company, was secured to a bank as collateral against a long-term loan of RMB169 million (31 December 2011: RMB169 million).

As at 30 June 2012, long-term loans of RMB13,025 million were secured by tariff collection rights (31 December 2011: RMB13,094 million) (Notes (5)).

As at 30 June 2012, long-term loans of a subsidiary of the Company of RMB6.65 million were secured by current and future assets of the subsidiary (31 December 2011: RMB4.70 million).

(c)	Other long-term loans

The breakdown of other long-term loans (including the current portion) is as follows:

	30 June 2012
	Original currency amount	Exchange rate	RMB equivalent

Unsecured
– RMB loans	3,249,000,000	1	3,249,000,000
– SGD loans	9,900,000	4.9690	49,193,100
Secured
– RMB loans	666,666,667	1	666,666,667

			3,964,859,767

Less: current portion of other long-term loans			(3,365,666,667)

			599,193,100

As at 30 June 2012 and 31 December 2011, other long-term loans of the Company and its subsidiaries were mainly borrowed from trust companies.

As at 30 June 2012, breakdown of other long-term loans is as follows:

Lender	30 June 2012	Terms of Loan	Annual interest rate	Current portion	Terms

RMB loan	3,249,000,000	2009-2015	4.80%-6.65%	(3,099,000,000)	Credit
RMB loan	666,666,667	2011-2014	6.40%-6.65%	(266,666,667)	Pledged
SGD loan	49,193,100	2006-2021	4.25%	–	Credit
	3,964,859,767			(3,365,666,667)

As at 30 June 2012, the balance of other long-term loans that drawn from Huaneng Finance amounted to approximately RMB150 million (31 December 2011: RMB100 million). (Note 7).

As at 30 June 2012, other long-term loan amounted to RMB667 million was secured by right of income derived from generation units of Dezhou Power Plant, a subsidiary of the Company, Phase I and II projects (31 December 2011: RMB800 million).

(30)	Bonds payable

	30 June 2012	31 December 2011

Phase I Corporate Bonds, 2007 (7 years)	1,687,548,773	1,685,028,163
Phase I Corporate Bonds, 2007 (10 years)	3,262,080,277	3,258,913,602
Phase I Corporate Bonds, 2008	3,956,793,045	3,953,692,125
Phase I Medium-term Note, 2009	3,976,112,036	3,970,072,368
Phase I Non-public Debt Financing Instrument, 2011	4,994,672,131	4,987,213,115
Phase I Non-public Debt Financing Instrument, 2012	4,992,232,875	–

	22,869,439,137	17,854,919,373

Bond information is as follows:

	Face value	Issue date	Maturity	Issue amount	Coupon rate

Phase I Corporate Bonds, 2007 (5 years) (a)(b)	1,000,000,000	December 2007	5 year	1,000,000,000	5.67%
Phase I Corporate Bonds, 2007 (7 years) (b)	1,700,000,000	December 2007	7 year	1,700,000,000	5.75%
Phase I Corporate Bonds, 2007 (10 years) (b)	3,300,000,000	December 2007	10 year	3,300,000,000	5.90%
Phase I Corporate Bonds, 2008 (c)	4,000,000,000	May 2008	10 year	4,000,000,000	5.20%
Phase I Medium-term Note, 2009	4,000,000,000	May 2009	5 year	4,000,000,000	3.72%
Phase I Non-public Debt Financing Instrument, 2011	5,000,000,000	November 2011	5 year	5,000,000,000	5.74%
Phase I Non-public Debt Financing Instrument, 2012	5,000,000,000	January 2012	3 year	5,000,000,000	5.24%

(a)	As at 30 June 2012, these bonds, which will fall due within 12 months, are recorded as current portion of non-current liability.

(b)	These bonds are guaranteed by Bank of China and China Construction Bank Corporation.

(c)	These bonds are guaranteed by Huaneng Group.

Interest payable for the bonds (including the current portion) is as follow:

	30 June 2012	31 December 2011

Phase I Corporate Bonds, 2007	181,364,028	6,789,028
Phase I Corporate Bonds, 2008	30,193,548	134,193,548
Phase I Medium-term Note, 2009	19,160,548	94,172,055
Phase I Non-public Debt Financing Instrument, 2011	185,060,109	42,344,262
Phase I Non-public Debt Financing Instrument, 2012	126,334,247	–

Total	542,112,480	277,498,893

(31)	Other non-current liabilities

	30 June 2012	31 December 2011

Environmental subsidies	561,786,241	548,765,870
VAT refund on domestic equipment purchase	1,448,255,009	1,499,276,360
Others	205,531,404	192,914,325

	2,215,572,654	2,240,956,555

(32)	Share capital

	30 June 2012	31 December 2011

Shares with lock-up limitation
State-owned shares	500,000,000	1,555,124,549
State-owned legal person shares	–	5,223,158,772
Foreign investor shares	–	520,000,000

	500,000,000	7,298,283,321
Shares without lock-up limitation
Domestic shares	10,000,000,000	3,721,716,679
Overseas listed shares	3,555,383,440	3,035,383,440

	13,555,383,440	6,757,100,119

	14,055,383,440	14,055,383,440

As at 23 June 2012, with the exception of 500 million shares of the Company held by Huaneng Group, shares subscribed by other investors are no longer within the lock-up period.

(33)	Capital surplus

	30 June 2012	31 December 2012

Share premium	16,738,461,222	16,738,461,222
Other capital surplus –
Changes in fair value of available-for-sale financial assets	406,691,680	353,268,217
Cash flow hedge	(857,222,565)	(393,713,067)
Others	429,673,277	433,932,046

	(20,857,608)	393,487,196

	16,717,603,614	17,131,948,418

(34)	Surplus reserves

	30 June 2012	31 December 2011

Statutory surplus reserve	7,099,296,996	7,027,691,720
Discretionary surplus reserve	32,402,689	32,402,689

	7,131,699,685	7,060,094,409

According to the Company Law of the PRC, the Company’s articles of association and board resolutions, the Company appropriates 10% of each year’s net profit to the statutory surplus reserve until such a reserve reaches 50% of the registered share capital when the Company can opt out. Upon the approval from relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for offsetting against losses, this reserve cannot fall below 25% of the registered share capital after being used to increase share capital. According to the Company’s articles of association and board resolutions on the meeting of the board, 20 March 2012, the Company appropriates 10% of this year’s net profit of RMB127 million to the statutory surplus reserve. The appropriation of the excess of the surplus reserve after the above-mentioned appropriation over 50% of the share capital is RMB72 million, which has been approved on the annual general meeting of the shareholders. Therefore, RMB72 million that is over 50% of the share capital is reflected in this financial statement.

(35)	Undistributed profits

On 12 June 2012, with approval from the annual general meeting of the shareholders, the Company declared 2011 final dividend of RMB0.05 (2010 final dividend: RMB0.02) per ordinary share, totaling approximately RMB702,866,891 (2010 final dividend: RMB2,807,083,860).

(36)	Minority iterests Minority interests attributable to the minority shareholders of the subsidiaries are:

	30 June 2012	31 December 2011

Weihai Power Company	620,285,511	538,300,309
Huaiyin II Power Company	132,919,593	130,753,294
Taicang Power Company	225,601,548	217,960,962
Taicang II Power Company	268,197,854	292,780,519
Qinbei Power Company	812,782,621	733,476,440
Yushe Power Company	(236,612,430)	(202,269,960)
Xindian II Power Company	(30,974,701)	(27,043,488)
Yueyang Power Company	417,570,730	454,100,182
Luohuang Power Company	893,953,021	926,513,553
Shanghai Combined Cycle Power Company	246,625,919	276,789,931
Pingliang Power Company	60,966,016	151,054,493
Jinling Power Company	1,133,185,811	1,038,575,304
Subsidiaries of SinoSing Power	28,883,481	27,499,150
Shidongkou Power Company	561,079,048	506,178,580
Nantong Power Company	239,400,000	234,000,000
Yingkou Port	366,123,263	364,914,586
Beijing Cogeneration	1,436,258,435	1,367,334,613
Qidong Wind Power	128,822,769	124,427,988
Yangliuqing Power Company	687,317,642	657,531,300
Zuoquan Cogeneration	175,911,632	96,000,000
Rudong Wind Power	2,550,000	2,550,000
Luoyuanwan Pier	76,994,383	72,457,752
Hualu Sea Transportation	99,417,500	100,712,957
Taicang Port	14,650,000	—

	8,361,909,646	8,084,598,465

(37)	Operating revenue and operating cost

	For the six months ended 30 June 2012		For the six months ended 30 June 2011

	Revenue	Cost	Revenue	Cost

Principal operations	66,315,570,836	57,038,552,308	63,203,340,936	57,024,167,876
Other operations	864,902,086	793,653,654	850,804,843	724,082,468

Total	67,180,472,922	57,832,205,962	64,054,145,779	57,748,250,344

The principal operations of the Company and its subsidiaries are mainly sales of power and heat, port service and transportation service.

Details of the principal operating revenue and cost categorized by industries are as follows:

	For the six months ended 30 June 2012		For the six months ended 30 June 2012

	Principal operating revenue	Principal operating cost	Principal operating revenue	Principal operating cost

Sales of fuels	336,336,351	335,931,657	433,973,040	420,030,685
Others	528,565,735	457,721,997	416,831,803	304,051,783

	864,902,086	793,653,654	850,804,843	724,082,468

(38)	Tax and levies on operations

	For the six months ended 30 June 2012	For the six months ended 30 June 2011

City construction tax	141,582,838	93,845,620
Education surcharge	104,218,750	70,574,762
Others	72,754,814	53,578,422

	318,556,402	217,998,804

(39)	General and administrative expenses

	For the six months ended 30 June 2012	For the six months ended 30 June 2011

Salary, social insurance and employee education funds	697,718,190	670,311,649
Depreciation and amortization expenses	112,174,016	94,954,917
Tax and levies	258,856,873	251,327,723
Technology consulting and intermediary charges	51,093,450	47,951,479
Others	290,873,386	264,212,239

	1,410,715,915	1,328,758,007

(40)	Financial expenses, net

	For the six months ended 30 June 2012	For the six months ended 30 June 2011

Interest expense	4,564,903,926	3,511,077,037

Including: Interest expense on borrowings	4,557,213,081	3,508,742,585
Interest expense on notes discounts	7,690,845	2,334,452
Less: Interest income	(77,042,252)	(84,089,679)
Foreign currency exchange losses	42,517,024	230,498,625
Less: Foreign currency exchange gains	(24,149,192)	(94,332,617)
Others	32,940,265	40,100,731

	4,539,169,771	3,603,254,097

(41)	Investment income

	For the six months ended 30 June 2012	For the six months ended 30 June 2011

Shares of net profit of investees accounted for under equity method	281,584,493	329,274,247
Gains from available-for-sale financial assets	65,579,864	65,881,208
Investment (loss)/income from derivative financial instruments	(546,491)	12,433,847
Dividends from investees accounted for under cost methods	120,300,000	–

	466,917,866	407,589,302

(42)	Non-operating income

	For the six months ended 30 June 2012	For the six months ended 30 June 2011	Amount recorded into non-recurring profit and loss of the six months ended 30 June 2012

Gains on fixed assets disposal	3,273,694	1,286,215	3,273,694
Government subsidies	233,949,981	103,496,582	233,949,981
Others	19,138,864	146,920,149	19,138,864

	256,362,539	251,702,946	256,362,539

(43)	Non-operating expenses

	For the six months ended 30 June 2012	For the six months ended 30 June 2011	Amount recorded into non-recurring profit and loss of the six months ended 30 June 2012

Losses on fixed assets disposal	72,009,659	13,625,473	72,009,659
Donations	1,077,518	1,548,057	1,077,518
Losses caused by natural calamities	2,951,269	5,640,170	2,951,269
Provision (9)	34,563,219	–	34,563,219
Other	12,899,107	16,293,849	12,899,107

	123,500,772	37,107,549	123,500,772

(44)	Income tax expense

	For the six months ended 30 June 2012	For the six months ended 30 June 2011
Current income tax	979,446,941	520,985,449
Deferred income tax	45,812,425	9,476,784

	1,025,259,366	530,462,233

Reconciliation from income tax expense calculated based on applicable income tax rate and profit before taxation in consolidated income statements to income tax expense is as follows:

	For the six months ended 30 June 2012	For the six months ended 30 June 2011

Profit before taxation	3,612,555,933	1,738,390,751

Income tax expense calculated based on applicable income tax rate	869,596,065	382,386,084
Impact of the difference of tax rates	274,192	574,184
Non-taxable income	(114,896,006)	(87,737,580)
Non-deductible costs, expenses and losses	77,130,029	85,170,730
Deductible tax loss without recognition of deferred income tax assets	193,155,086	154,216,797
Impact of income tax deduction due to purchase of domestically-manufactured equipment	–	(4,147,982)

Income tax expense	1,025,259,366	530,462,233

(45)	Earnings per share

Basic earnings per share

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the shareholders of the Company by the weighted average number of the Company’s outstanding ordinary shares:

	For the six months ended 30 June 2012	For the six months ended 30 June 2011

Consolidated net profit attributable to shareholders of the Company	2,208,457,319	1,178,723,810
Weighted average number of the Company’s outstanding ordinary shares	14,055,383,440	14,055,383,440

Basic earnings per share	0.16	0.08

Including:
Continuing operation basic earnings per share	0.16	0.08
Discontinuing operation basic earnings per share	–	–

For the six months ended 30 June 2012, as there were no potential dilutive ordinary shares, both the basic earnings per share and the diluted earnings per share were the same (For the six months ended 30 June 2011: Nil).

(46)	Other comprehensive loss

	For the six months ended 30 June 2012	For the six months ended 30 June 2011

Available-for-sale financial assets
– Income/(Loss) in current period	47,746,426	(92,721,510)
Less: Income tax impact	(11,936,606)	23,180,378

Subtotal	35,809,820	(69,541,132)

Shares in investees’ other comprehensive income/(loss) under equity method	19,226,088	(2,274,335)
Less: Income tax impact	(5,871,214)	237,543

Subtotal	13,354,874	(2,036,792)

Hedging instruments of cash flow hedge loss/(gain)	(487,259,986)	168,741,712
Less: Transfer from other comprehensive income recorded in prior period to the income statements in current period	(72,689,122)	(408,586,622)
Less: Income tax impact	96,439,610	70,007,683

Subtotal	(463,509,498)	(169,837,227)

Currency translation differences	236,457,077	229,462,564

Total	(177,887,727)	(11,952,587)

(47)	Notes to the cash flow statement

(a)	Other cash received relating to operating activities

	For the six months ended 30 June 2012	For the six months ended 30 June 2011

Subsidy income	163,848,629	164,577,762
Interest income	41,612,359	84,740,177
Other	15,995,601	167,953,229

	221,456,589	417,271,168

(b)	Other cash paid relating to operating activities

	For the six months ended 30 June 2012	For the six months ended 30 June 2011

Pollutants discharge fees paid	258,434,370	276,081,801
Other	215,589,508	304,593,564

	474,023,878	580,675,365

(48)	Supplementary information on cash flow statement

	(a)	Supplementary information on cash flow statement

Reconciliation of net profit to cash flows from operating activities:

	For the six months ended 30 June 2012	For the six months ended 30 June 2011

Net profit	2,587,296,567	1,207,928,518
Add: Provision for assets impairment	62,803,179	34,838,500
Depreciation of fixed assets	5,538,399,910	5,764,229,644
Amortization of intangible assets	76,388,934	73,840,678
Amortization of long-term deferred expenses	14,422,038	14,628,616
Loss on disposal of fixed assets and intangible assets	68,735,965	12,339,258
Loss on changes in fair value	1,036,315	1,440,530
Financial expenses	4,561,480,356	3,668,887,203
Investment income	(467,464,357)	(395,155,455)
Amortization of deferred income	(80,464,047)	(88,066,502)
Decrease in deferred income tax assets	38,008,089	58,171,057
Increase/(Decrease) in deferred income tax liabilities	7,804,336	(48,694,273)
Increase in inventories	(519,295,296)	(1,318,452,189)
Decrease/(Increase) in operating receivable items	131,841,123	(2,844,573,078)
Increase in operating payable items	733,925,071	3,156,694,453

Net cash flows generated from operating activities	12,754,918,183	9,298,056,960

(b)	Cash paid to acquire subsidiaries and other operating units

	For the six months ended 30 June 2012	For the six months ended 30 June 2011

Consideration of acquiring subsidiaries and other operating units	–	7,737,326,500
Plus: Payments for unpaid considerations in 2010	144,767,160	88,734,540
Less: Cash and cash equivalents held by subsidiaries and other operating units	–	(297,131,862)
Less: Prepaid considerations	–	(3,834,773,515)
Less: Unpaid considerations	–	(1,545,487,375)

Cash paid to acquire subsidiaries and other operating units	144,767,160	2,148,668,288

(c)	Cash and cash equivalents

	For the six months ended 30 June 2012	For the six months ended 30 June 2011

Cash –
Cash on hand	1,834,123	2,103,199
Cash in bank	13,533,276,412	8,667,912,152

Subtotal	13,535,110,535	8,670,015,351
Less: restricted cash*	(140,636,930)	(117,233,118)

Cash and cash equivalents at end of the periods	13,394,473,605	8,552,782,233

*	Restricted cash is mainly deposits for letter of credit deposit.

6.	SEGMENT REPORTING

Directors and certain senior management of the Company perform the function as chief operating decision makers (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. In prior year, the operating segments of the Company included power segment and all other segments.

The senior management assesses the performance of the operating segments based on a measure of profit/(loss) before income tax expense in related periods excluding dividend income received from available-for-sale financial assets and operating results of those centrally managed and resource allocation functions in headquarters.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets, and assets related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at the price sold to the third party and have been eliminated as internal transactions when preparing the consolidated financial statements.

	PRC Power Segment	Singapore Segment	All other segments	Total

For the six months ended 30 June 2012
Total revenue	56,321,445,947	10,653,219,916	307,769,684	67,282,435,547
Inter-segment revenue	–	–	(101,962,625)	(101,962,625)

Revenue from external customers	56,321,445,947	10,653,219,916	205,807,059	67,180,472,922

Segment results	2,875,462,860	867,326,594	(77,192,336)	3,665,597,118

Interest income	41,289,913	35,429,893	322,446	77,042,252
Interest expense	(4,111,684,994)	(234,091,424)	(70,636,647)	(4,416,413,065)
Depreciation and amortization	(5,234,967,359)	(300,922,605)	(71,013,794)	(5,606,903,758)
Net loss on disposal of fixed assets	(66,278,910)	(653,860)	(1,803,195)	(68,735,965)
Share of profits/(losses) of jointly controlled entities and associates	242,495,437	–	(28,375,156)	214,120,281
Income tax expense	(863,149,648)	(156,736,877)	(5,372,841)	(1,025,259,366)

For the six months ended 30 June 2011
Total revenue	53,643,503,910	10,208,271,704	316,974,966	64,168,750,580
Inter-segment revenue	–	–	(114,604,801)	(114,604,801)

Revenue from external customers	53,643,503,910	10,208,271,704	202,370,165	64,054,145,779

Segment results	897,660,877	854,357,302	3,039,385	1,755,057,564

Interest income	45,031,962	38,816,155	241,562	84,089,679
Interest expense	(3,113,072,800)	(240,714,818)	(42,303,563)	(3,396,091,181)
Depreciation and amortization	(5,459,792,490)	(306,688,906)	(70,778,110)	(5,837,259,506)
Net loss on disposal of fixed assets	(12,339,424)	–	(335)	(12,339,759)
Share of profits of jointly controlled entities and associates	272,341,306	–	15,597,546	287,938,852
Income tax expense	(380,326,461)	(148,592,007)	(1,543,765)	(530,462,233)

	PRC Power Segment	Singapore Segment	Other segments	Total

30 June 2012
Segment assets	214,070,663,201	31,050,801,603	8,981,558,197	254,103,023,001

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	3,216,722,726	1,211,126,594	463,851,236	4,891,700,556
Investment in associates	10,040,475,476	–	1,007,067,587	11,047,543,063
Investment in jointly controlled entities	160,000,000	–	1,034,554,968	1,194,554,968
Segment liabilities	(168,271,289,404)	(17,362,399,822)	(3,652,839,306)	(189,286,528,532)
31 December 2011
Segment assets	210,274,298,159	30,791,093,808	8,707,162,709	249,772,554,676

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	33,535,106,779	3,449,724,936	3,865,074,057	40,849,905,772
Investment in associates	9,851,537,166	–	1,018,396,638	10,869,933,804
Investment in a jointly controlled entity	160,000,000	–	1,084,072,861	1,244,072,861
Segment liabilities	(166,068,006,405)	(17,526,440,182)	(3,332,314,734)	(186,926,761,321)

A reconciliation of segment result to profit before income tax (expense)/benefits is provided as follows:

	For the six months ended 30 June
	2012	2011

Segment result	3,665,597,118	1,755,057,564
Reconciling item:
Loss related to the headquarters	(306,385,261)	(123,883,416)
Investment income from Huaneng Finance	67,464,212	41,335,395
Interest income from available for sale financial assets investment and dividends from investee accounted for under cost method	185,879,864	65,881,208

Profit before income tax	3,612,555,933	1,738,390,751

Reportable segments’ assets are reconciled to total assets as follows:

	30 June 2012	31 December 2011

Total segment assets	254,103,023,001	249,772,554,676
Reconciling items:
Investment on Huaneng Finance	1,263,710,576	1,178,632,720
Deferred income tax assets	672,625,626	710,570,973
Prepaid income tax	95,068,513	101,959,268
Available-for-sale financial assets and related dividends receivable	1,685,826,436	1,638,080,010
Other long-term equity investments	871,002,933	713,086,300
Corporate assets	250,112,323	250,509,359

Total assets per consolidated balance sheet	258,941,369,408	254,365,393,306

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	30 June 2012	31 December 2011

Total segment liabilities	(189,286,528,532)	(186,926,761,321)
Reconciling items:
Current income tax liabilities	(671,440,200)	(503,252,250)
Deferred income tax liabilities	(1,689,259,882)	(1,736,906,829)
Corporate liabilities	(7,545,279,579)	(7,038,610,781)
Total liabilities per consolidated balance sheet	(199,192,508,193)	(196,205,531,181)

Other material items:

	Reportable segment totals	Headquarter	Investment income from Huaneng Finance	Total

For the six months ended 30 June 2012
Depreciation and amortization	(5,606,903,758)	(22,307,124)	–	(5,629,210,882)
Share of profits of jointly controlled entities and associates	214,120,281	–	67,464,212	281,584,493
Interest expense	(4,416,413,065)	(148,490,861)	–	(4,564,903,926)
Income tax	(1,025,259,366)	–	–	(1,025,259,366)

For the six months ended 30 June 2011
Depreciation and amortization	(5,837,259,506)	(15,439,432)	–	(5,852,698,938)
Share of profits of associates	287,938,852	–	41,335,395	329,274,247
Interest expense	(3,396,091,181)	(114,985,856)	–	(3,511,077,037)
Income tax	(530,462,233)	–	–	(530,462,233)

Geographical information:

(a)	External revenue generated from the following countries:

	For the six months ended 30 June 2012	For the six months ended 30 June 2011

– PRC	56,527,253,006	53,845,874,075
– Singapore	10,653,219,916	10,208,271,704

	67,180,472,922	64,054,145,779

(b)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	30 June 2012	31 December 2011

– PRC	191,229,558,778	193,236,270,199
– Singapore	25,006,435,393	23,618,372,322

	216,235,994,171	216,854,642,521

The information on the portion of external revenue of the Company and its subsidiaries which generated from sales to major customers of the Company and its subsidiaries equal to or more than 10% of external revenue is as follows:

	For the six months ended 30 June 2012		For the six months ended 30 June 2011
	Amount	Proportion	Amount	Proportion

ShanDong Electric Power Corporation	8,159,383,369	12%	7,624,606,925	12%
Jiangsu Electric Power Company	8,129,786,122	12%	7,763,563,910	12%
Energy Market Company (Singapore)	6,859,094,226	10%	5,999,417,674	9%

7.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS
	(1)	Information of the parent company

		(a)	General information of the parent company

Name of entity	Place of registration	Business nature and scope of operations	Type of enterprise	Legal representative

Huaneng Group	Beijing	Investments in power stations, coal, minerals, railways, transportation, petrochemical, energy-saving facilities, steel, timber and related industries	State-owned enterprise	Cao Peixi

HIPDC	Beijing	Investments, construction and operations of power plants and development, investments and operations of other export– oriented enterprises	Sino-foreign equity joint stock limited liability company	Cao Peixi

The ultimate parent company of the Company is Huaneng Group.

(b)	Registered capital of the parent company and respective changes

Name of entity	Currency	31 December 2011	30 June 2012

Huaneng Group	RMB	20,000,000,000	20,000,000,000
HIPDC	USD	450,000,000	450,000,000

(c)	Shareholding or equity interest held by parties that control/are controlled by the Company and respective changes

Name of entity	31 December 2011		30 June 2012
	Amount	%	Amount	%

Huaneng Group*	2,231,621,203	15.88	2,231,621,203	15.88
HIPDC	5,066,662,118	36.05	5,066,662,118	36.05

*
A wholly-owned subsidiary of Huaneng Group registered in Hong Kong holds approximately 3.70% of the Company’s H share. Two wholly-owned subsidiaries of Huaneng Group registered in PRC holds approximately 1.11% of the Company’s A shares.

(2)	Information of subsidiaries

Please refer to Note 4 for the business nature and related information of the subsidiaries.

(3)	Information of jointly controlled entities and associates

Please refer to Note 5(12) for the nature and related information of jointly controlled entities and associates.

(4)	Information of other related parties

Names of related parties	Nature of relationships

Huaneng Energy & Communications Holdings Co., Ltd. (“HEC”) and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Property Co., Ltd. (“Huaneng Property”)	A subsidiary of Huaneng Group
Xi’an Thermal Research Institute Co. Ltd. (“Xi’an Thermal”) and its subsidiaries	Subsidiaries of Huaneng Group
China Huaneng Group Fuel Co., Ltd (“Huaneng Group Fuel”)	A subsidiary of Huaneng Group
Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group
Huaneng Yantai Power Co. Ltd (“Yantai Power”)	A subsidiary of Huaneng Group
Huaneng Hulunbeier Energy Development Company Ltd. (“Hulunbeier Energy”)	A subsidiary of Huaneng Group
Suzhou Huaneng Thermoelectric Power Company Ltd. (“Suzhou Thermoelectric Power”)	A subsidiary of Huaneng Group
Wuhan Huaneng Power Co., Ltd (“Wuhan Power”)	A subsidiary of Huaneng Group
Gansu Huating Coal and Power Co., Ltd. (“Huating Coal and Power”)	A subsidiary of Huaneng Group
Alltrust Insurance Company of China Limited (“Alltrust Insurance”)	A subsidiary of Huaneng Group
Dongying New Energy	A subsidiary of Huaneng Group
North United Power Coal Transportation and Marketing Co., Ltd. (“North United Power”)	A subsidiary of Huaneng Group
Huaneng Guicheng Trust	A subsidiary of Huaneng Group
Clean Energy Research Institute	A subsidiary of Huaneng Group
Huaneng Anyuan Power Generation Co., Ltd.(“Anyuan Power”)	A subsidiary of HIPDC
Huaneng Chaohu Power Generation Co., Ltd. (“Chaohu Power”)	A subsidiary of HIPDC
Huaneng Ruijin Power Generation Co., Ltd. (“Ruijin Power”)	A subsidiary of HIPDC

(5)	Related party transactions

	(a)	Related party transactions

Related party	Types of related party transactions	Nature of related party transactions	For the six months ended 30 June 2012 Amount	For the six months ended 30 June 2011 Amount

HIPDC	Service on transmission and transformer facilities	Service fees expenses on transmission and transformer facilities	70,385,525	70,385,525
	Rental service on land use rights	Rental charge on land use rights of Huaneng Nanjing Power Plant	667,093	667,093

	Rental fees	Rental charge on office building	–	300,000

Huaneng Group	Entrusted loans	Interest expense on long-term loans	18,301,111	17,949,167
	Service charge	Charge on training	–	37,000

Huaneng Finance	Long-term loans	Interest expense on long-term loans	4,231,625	5,935,450
	Long-term loans	Drawdown of long-term loans	150,000,000	–
	Short-term loans	Interest expense on short-term loans	58,357,028	19,399,293
	Short-term loans	Drawdown of short-term loans	2,715,000,000	675,000,000

HEC and its subsidiaries	Coal purchase transportation service	Purchase of coal and	231,356,321	146,871,849
	Equipment purchase	Purchase of equipments and products	75,934,796	51,209,115

Time Shipping	Coal purchase	Purchase of coal	79,857,963	49,045,245
	Service charge	Transportation service	640,783,598	649,464,381
	Equipment purchase	Purchase of tug boat	48,300,000	–

Xi’an Thermal and its subsidiaries	Technology services supporting service	Information and technology	87,570,598	38,119,784
	Equipment purchase	Purchase of equipments and products	236,886,995	7,084,096
	Entrusted loans	Drawdown of short-term loans	100,000,000	–
	Entrusted loans	Interest expense on short-term loans	4,092,673	–

Rizhao Power Company	Coal sales	Sales of Coal	151,301,457	242,149,542
	Coal purchase	Purchase of coal	1,188,866,513	1,242,250,921
	Materials purchase	Purchase of materials	2,442,375	15,715,856
	Electricity purchase	Purchase of electricity	2,775,503	2,760,183
	Electricity sales	Sales of electricity	1,551,737	1,793,146
	Rental fees	Rental charge on lease of intangible assets	1,651,656	–

Related party	Types of related party transactions	Nature of related party transactions	For the six months ended 30 June 2012 Amount	For the six months ended 30 June 2011 Amount

Huaneng Guicheng Trust	Short-term loan	Drawdown of short-term loans	–	3,000,000,000
	Short-term loan	Interest expense on short-term loans	118,322,630	95,595,719

Hulunbeier Energy	Coal purchase	Purchase of coal	468,740,727	325,398,560

Lime Company	Lime purchase	Purchase of lime	52,192,050	65,192,116

Huaneng Group Technology Innovation Center	Technology services supporting service	Information and technology	485,000	1,360,000

Huaneng Property	Rental fees	Rental charge on office building	48,648,141	43,529,754

Dongying New Energy	Petroleum sales	Sale of petroleum	–	71,511

North United Power	Coal purchase	Purchase of coal	85,876,652	126,561,210

Huating Coal and Power	Coal purchase	Purchase of coal	799,037,262	1,083,874,501

Suzhou Thermoelectric	Coal sales	Sales of Coal	20,595,708	23,044,774

Ruijin Power	Coal sales	Sales of Coal	89,373,762	201,743,953

Wuhan Power	Coal sales	Sales of coal	156,606,320	74,335,523

Chaohu Power	Coal purchase	Purchase of coal	–	48,860,486

Yantai Power	Coal purchase	Purchase of coal	5,639,606	14,988,744
	Transportation service	Transportation service	6,894,184	–

Alltrust Insurance	Property insurance	Insurance fees	90,453,251	78,383,329

Fuel Company	Coal purchase	Purchase of coal	287,125,196	190,402,154

Huaneng Clean Energy	Entrusted loans	Interest expense on short-term loans	3,271,014	–

Jinling CCGT	Entrusted loans	Interest expense on short-term loans	2,636,828	–
	Management service	Management fee etc	15,543,659	–

Anyuan Power	Sale of power generation quota	Sale of power generation quota	106,655,937	–

The related party transactions of the Company and its subsidiaries adopt the negotiated contract price based on market conditions.

Please refer to Note 5(29) for details of long-term loans on-lent from Huaneng Group through Huaneng Finance to the Company and its subsidiaries.

Please refer to Note 5(29) for details of the long-term bank loans of the Company and its subsidiaries guaranteed by HIPDC and Huaneng Group.

Please refer to Note 5(30) for details of the bonds payables of the Company and its subsidiaries guaranteed by HIPDC and Huaneng Group.

Please refer to Note 5(20) and 5(29) for details of short-term loans and long-term loans from Huaneng Finance and Huaneng Guicheng Trust to the Company and its subsidiaries.

Please refer to Note 8 for loans of Time Shipping guaranteed by the Company.

(b)	Senior management’ emolument

	For the six months ended	For the six months ended
	30 June 2012	30 June 2011

Senior management’ emolument	3,999,000	4,279,000

(6)	Cash deposits in a related party

	30 June 2012	31 December 2011

Current deposits in Huaneng Finance	4,815,150,551	2,272,798,538

As at 30 June 2012, the annual interest rates for these current deposits placed with Huaneng Finance ranged from 0.44% to 1.49% (31 December 2011: from 0.36% to 1.49%).

(7)	Receivables from and payables to related parties

	30 June 2012		31 December 2011
	Carrying amount	Percentage attributable to related balance	Carrying amount	Percentage attributable to related balance

Accounts Receivable
Receivables from HIPDC and its subsidiaries	36,582,879	0.27%	–	–

Advances to suppliers
Advances to Huaneng Group and its subsidiaries	6,499,302	0.46%	3,265,890	0.32%
Advances to Rizhao Power Company	198,449,841	14.07%	35,918,593	3.48%

Other Receivables
Receivable from Huaneng Group	–	–	37,000	–
Receivable from Huaneng Group and its subsidiaries	24,915,750	1.65%	100,635,602	8.75%
Receivable from Rizhao Power Company	29,063,471	1.92%	65,640,527	5.70%
Receivables from HIPDC and its subsidiaries	60,868,130	4.03%	42,766,640	3.72%
Receivable from Jinling CCGT	5,233,513	0.35%	–	–

Dividend Receivables
Receivables from Sichuan Hydropower	–	–	120,118,392	100.00%
Receivables from Time Shipping	50,000,000	21.20%	–	–

Construction In Progress
Prepayments to Huaneng Group and its subsidiaries	990,000	–	150,000	–

Construction materials
Prepayments to Huaneng Group and its subsidiaries	116,205,114	7.57%	151,889,293	8.60%

Other current assets
Receivables from Jinling CCGT	–	–	100,000,000	34.70%

	30 June 2012		31 December 2011
	Carrying amount	Percentage attributable to related balance	Carrying amount	Percentage attributable to related balance

Accounts Payables
Payables to subsidiaries of Huaneng Group	442,794,625	5.09%	219,736,902	2.42%
Payables to Time Shipping	298,327,257	3.43%	209,847,741	2.30%
Payables to Lime Company	3,731,651	0.04%	38,867,173	0.43%

Interest payables
Interest payables on loans from Huaneng Group	19,746,597	2.06%	1,445,486	0.21%
Interest payables on loans from subsidiaries of Huaneng Group	316,155	0.03%	8,802,882	1.28%
Interest payables on loans from Huaneng Finance	3,491,083	0.36%	2,962,057	0.43%

Dividend Payables
Payables to Huaneng Group	77,756,227	7.74%	–	–
Payables to HIPDC	253,333,106	25.21%	–	–
Payables to subsidiaries of Huaneng Group	108,927,500	10.84%	35,637,100	21.26%
Payables to Huaneng Finance	7,181,000	0.71%	–	–

Other Payables
Payables to HIPDC	69,412,241	0.59%	27,425,275	0.19%
Payables to Huaneng Group	256,068	–	–	–
Payables to Jinling CCGT	3,883,734	0.03%	–	–
Payables to subsidiaries of Huaneng Group	287,520,027	2.44%	367,813,521	2.51%
Payables to Time Shipping	134,855	–	134,855	–
Payables to IGCC	–	–	759,763	0.01%
Payables to Huaneng Finance	3,473	–	3,819	–

Notes Payables
Payables to subsidiaries of Huaneng Group	808,800	0.19%	–	–

Other current liabilities
Payables to subsidiaries of Huaneng Group	1,092,514	0.01%	26,486,839	0.25%

The receivables from and payables to related parties above were unsecured, not guaranteed and interest free.

In addition, please refer to Notes 5(20) and (29) for loans borrowed from related parties.

(8)	Related party commitments

Related party commitments which were contracted but not recognized in balance sheet as at balance sheet date are as follows:

(a) Capital commitments

	30 June 2012	31 December 2011

Xi’an Thermal and its subsidiaries	68,292,490	91,906,290
HEC and its subsidiaries	126,356,043	159,167,862

	194,648,533	251,074,152

(b)	Fuel purchase commitments

	30 June 2012	31 December 2011

Time Shipping	333,029,306	15,040,326
North United Power	105,605,080	5,958,633
Hulunbeier Energy	–	1,545,872,405
HEC and its subsidiaries	92,005,944	50,518,653
Huaneng Group Fuel	9,784,718	5,776,745
Huating Coal and Power	–	618,572,142

	540,425,048	2,241,738,904

(c)	Operation lease commitments

	30 June 2012	31 December 2011

HIPDC	48,697,789	49,364,882
Huaneng Property	173,203,028	61,251,323

	221,900,817	110,616,205

8.	CONTINGENT LIABILITY

	30 June 2012
Item	The Company and its subsidiaries	The Company

Guarantees on the long-term bank loans of TPG	–	14,693,454,907
Guarantees on the long-term bank loans of Time Shipping	32,528,040	32,528,040

	32,528,040	14,725,982,947

Guarantees on the long-term bank loans above have no significant financial impact on the operations of the Company.

9.	PENDING LAWSUIT

As at 30 June 2012, Luoyuanwan Harbour, a subsidiary of the Company was involved in a pending lawsuit. Luoyuanwan Harbour entered into an assets transfer agreement with a consideration of RMB96 million in prior years, pursuant to which Luoyuanwan Harbour has paid RMB76.20 million. Due to disputes on the fulfillment of the agreement by the counterparty, the remaining consideration has not been paid. The counterparty filed a lawsuit in October 2011 claiming the default by Luoyuanwan Harbour and the compensation. Luoyuanwan Harbour filed a counterclaim in December 2011 claiming a compensation for the default of counterparty. In April 2012, the court pronounced a judgment in favour of the counterparty on most of its claims, including cancelation of the asset transfer agreement, and required Luoyuanwan Harbour to return the relevant assets and pay a compensation of RMB32.32 million with interest. Luoyuanwan Harbour appealed to the Supreme Court of Fujian Province in May 2012. There has been no further judgment on this appeal made by the Supreme Court of Fujian Province as at the date when these financial statements were approved for publication. As at 30 June 2012, Luoyuanwan Harbour made a provision for the compensation and interest with amount of RMB34.56 million, pursuant to the judgment made by the court on the first trial. Since the relevant assets have not been returned, Luoyuanwan Harbour has not de-recognized these assets or recorded the corresponding receivable for the contract price already paid before.

10.	COMMITMENTS
	(1)	Capital commitments

Expenditure on construction projects which mainly relate to the construction of new power projects and renovation projects which were contracted but not recognized in Balance Sheet as at 30 June 2012 amounted to approximately RMB13.786 billion (31 December 2011: RMB18.355 billion).

(2)	Operating lease commitments

The Company entered into various operating lease arrangements for land and buildings. Total non-cancellable future minimum lease payments for these operating leases are as follows:

	30 June 2012	31 December 2011

Land and buildings
Within 1 year	124,793,112	72,873,813
1-2 years	104,676,087	32,098,951
2-3 years	28,703,365	29,148,917
Over 3 years	1,159,775,322	1,140,806,302

	1,417,947,886	1,274,927,983

In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant (“Dezhou Power Plant”) and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the annual rental amount of prior year.

(3)	Fuel purchase commitments

As at 30 June 2012, commitments related to coal purchase contracts of the Company and its subsidiaries amounted to approximately RMB33.348 billion (31 December 2011: RMB16.106 billion).

The Company and its subsidiaries have signed a series of long-term fuel supply arrangement, in order to secure fuel supply until 2028. There are minimum purchase volume and termination terms. These arrangements include:

		30 June 2012		31 December 2011
	Period	Purchase volume	Expected unit price	Purchase volume	Expected unit price
			RMB		RMB

PetroChina Co., Ltd	2012 – 2023	486.9 million M³/year	1.63/M³	486.9 million M³/year	1.63/M³
Other suppliers	2012 – 2013	175.1 BBtu*/day	RMB100,000/BBtu	175.1 BBtu*/day	RMB100,000/BBtu
	2014	90.0 BBtu/day	RMB100,000/BBtu(i)	90.0 BBtu/day	RMB100,000/BBtu(i)
	2015 – 2023	72.4 BBtu/day	(i)	72.4 BBtu/day	(i)
	2024 – 2028	49.9 BBtu/day	(i)	49.9 BBtu/day	(i)

*	BBtu: Billion British Thermal Unit

(i)
As the Company and its subsidiaries are not required to commit purchases of one of the contracts until 2014, no unit cost information available for daily purchase quantities of 72.4 BBtu and 72.4 BBtu and 49.9 BBtu during respective period categories of 2014, 2015-2023, and 2023-2028.

11.	SUBSEQUENT EVENT

The Company issued unsecured short-term bonds amounting to RMB5 billion bearing annual interest rate of 3.32% on 11 July 2012. Such bonds are denominated in RMB and will mature in 270 days from issuance dates.

12.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS
(1) Accounts receivable

	30 June 2012	31 December 2011

Accounts receivable	5,916,460,512	6,542,467,342
Less: Provision for doubtful accounts	–	–

	5,916,460,512	6,542,467,342

(a)	The ageing analysis of accounts receivable is as follows:

	30 June 2012	31 December 2011

Within 1 year	5,906,453,162	6,502,461,219
1-2 years	10,007,350	40,006,123

	5,916,460,512	6,542,467,342

(b)	As at 30 June 2012, there were no accounts receivable from shareholders who held 5% or more of the equity interest in the Company (31 December 2011: Nil).

(c)
As at 30 June 2012, accounts receivable (within one year and no provision) of the Company approximately RMB3,886,480,768 (31 December 2011: RMB2,008,938,857) were secured to banks as collateral against short-term loans of RMB3,842,509,955 (31 December 2011:RMB1,840,610,961).

(2)	Other receivables

	30 June 2012	31 December 2011

Receivable from Administration Center of Housing Fund for sales of staff quarters	14,984,890	14,984,890
Staff advances	12,159,066	7,538,626
Services fees from subsidiaries and prepayments to projects	127,391,383	120,913,261
Receivables from subsidiaries for fuel and materials	275,004,080	278,204,607
Receivables from subsidiaries for interests and prepayments for subsidiaries	345,462,312	299,788,011
Others	435,951,932	370,413,935

Subtotal	1,210,953,663	1,091,843,330
Less: Provision for doubtful accounts	(17,279,382)	(17,812,130)

	1,193,674,281	1,074,031,200

(a)	The ageing analysis of other receivable is as follows:

	30 June 2012	31 December 2011

Within 1 year	607,805,302	489,983,528
1-2 years	220,121,740	252,445,943
2-3 years	275,528,510	292,804,260
3-4 years	51,589,411	4,848,542
4-5 years	4,885,816	435,473
Over 5 years	51,022,884	51,325,584

	1,210,953,663	1,091,843,330

(b)	As at 30 June 2012, there were no other receivables from shareholders who held 5% or more of the equity interest in the Company (31 December 2011: Nil).

(3)	Long-term equity investments

	30 June 2012	31 December 2011

Subsidiaries (a)	38,721,714,441	38,000,024,441
Jointly controlled entities	1,034,554,968	1,084,072,861
Associates
– with quoted prices	1,805,629,508	1,800,696,607
– with no quoted prices	10,477,892,425	10,219,862,653
Other long-term equity investments	858,890,133	708,890,133

	52,898,681,475	51,813,546,695
Less: Impairment provision for long-term equity investments	(623,068,110)	(623,068,110)

	52,275,613,365	51,190,478,585

(a)	Long-term equity investments in subsidiaries

	The initial investment cost	31 December 2011	Additions	30 June 2012	Provision	Provision of current period	Dividends declared

Weihai Power Company	828,241,793	828,241,793	–	828,241,793	–	–	–
Taicang Power Company	474,896,560	474,896,560	–	474,896,560	–	–	(26,430,860)
Huaiyin Power Company	760,884,637	760,884,637	–	760,884,637	(208,851,967)	–	–
Huaiyin II Power Company	592,403,600	592,403,600	–	592,403,600	–	–	–
Yushe Power Company	374,449,895	374,449,895	–	374,449,895	–	–	–
Qinbei Power Company	1,489,725,722	1,169,725,722	320,000,000	1,489,725,722	–	–	(7,911,657)
Xindian II Power Company	442,320,000	442,320,000	–	442,320,000	–	–	–
Taicang II Power Company	603,110,000	603,110,000	–	603,110,000	–	–	(202,529,390)
Yueyang Power Company	862,484,838	762,484,838	100,000,000	862,484,838	–	–	–
Luohuang Power Company	1,281,418,249	1,281,418,249	–	1,281,418,249	–	–	(54,000,000)
Shanghai Combined Cycle
Power Company	489,790,000	489,790,000	–	489,790,000	–	–	(105,000,000)
Pingliang Power Company	946,317,154	946,317,154	–	946,317,154	–	–	–
Jinling Power Company	1,288,640,502	1,288,640,502	–	1,288,640,502	–	–	–
Fuel Company	200,000,000	200,000,000	–	200,000,000	–	–	–
SinoSing Power	9,809,294,179	9,809,294,179	–	9,809,294,179	–	–	–
Shidongkou Power Company	500,160,000	495,000,000	5,160,000	500,160,000	–	–	–
Daditaihong	206,142,000	206,142,000	–	206,142,000	–	–	–
Nantong Power Company	558,600,000	546,000,000	12,600,000	558,600,000	–	–	–

	The initial investment cost	31 December 2011	Additions	30 June 2012	Provision	Provision of current period	Dividends declared

Yingkou Port	360,117,500	360,117,500	–	360,117,500	–	–	–
Xiangqi Hydropower	298,000,000	258,000,000	40,000,000	298,000,000	–	–	–
Qidong Wind Power	215,724,837	214,724,837	1,000,000	215,724,837	–	–	–
Beijing Cogeneration	1,010,886,953	860,156,953	150,730,000	1,010,886,953	–	–	(77,556,202)
Yangliuqing Power Company	798,935,936	798,935,936	–	798,935,936	–	–	–
Yingkou Cogeneration	844,030,000	844,030,000	–	844,030,000	–	–	–
Zhuozhou Liyuan	5,000,000	5,000,000	–	5,000,000	–	–	–
Zuoquan Coal-fired Power Company	768,996,200	767,996,200	1,000,000	768,996,200	–	–	–
Kangbao Wind Power	370,000,000	370,000,000	–	370,000,000	–	–	–
Jiuquan Wind Power	2,750,035,286	2,750,035,286	–	2,750,035,286	–	–	–
Zhanhua Cogeneration	408,127,900	408,127,900	–	408,127,900	(408,127,900)	–	–
Qingdao Port	455,963,800	455,963,800	–	455,963,800	–	–	–
Hualu Sea Transportation	155,895,400	155,895,400	–	155,895,400	–	–	–
Rudong Wind Power	22,950,000	22,950,000	–	22,950,000	–	–	–
Haimen Port	93,000,000	38,000,000	55,000,000	93,000,000	–	–	–
Wafangdian Wind Power	92,630,000	92,630,000	–	92,630,000	–	–	–
Changtu Wind Power	73,605,000	58,605,000	15,000,000	73,605,000	–	–	–
Diandong Energy	4,654,146,000	4,654,146,000	–	4,654,146,000	–	–	–
Diandong Yuwang	1,705,203,200	1,705,203,200	–	1,705,203,200	–	–	–
Suzihe	71,200,000	50,000,000	21,200,000	71,200,000	–	–	–
Luoyuanwan Harbour	1,145,479,500	1,145,479,500	–	1,145,479,500	–	–	–
Luoyuanwan Pier	118,293,800	118,293,800	–	118,293,800	–	–	–
Ludao Pier	284,614,000	284,614,000	–	284,614,000	–	–	–
Taicang Port	83,000,000	83,000,000	–	83,000,000	–	–	–
Enshi Hydropower	227,000,000	227,000,000	–	227,000,000	–	–	–

		38,000,024,441	721,690,000	38,721,714,441	(616,979,867)	–	(473,428,109)

(4)	Operating revenue and operating cost

	For the six months ended 30 June 2012		For the six months ended 30 June 2011

	Revenue	Cost	Revenue	Cost

Principal operations	28,246,827,657	23,455,804,271	27,898,829,053	25,014,952,304
Other operations	160,820,868	107,752,089	95,853,168	22,814,999

	28,407,648,525	23,563,556,360	27,994,682,221	25,037,767,303

The principal operations of the Company are mainly sales of power and heat.

(5)	Investment income

	For the six months ended 30 June 2012	For the six months ended 30 June 2011

Gains from available-for-sale financial assets	65,579,864	65,881,208
Shares of net profit of investees accounted for under equity method	281,860,051	328,506,961
Dividends declared by investees accounted for under cost method	593,728,109	67,096,536

	941,168,024	461,484,705

(6)	Other comprehensive gain/(loss)

	For the six months ended 30 June 2012	For the six months ended 30 June 2011
Available-for-sale financial assets
–Gain/(loss) in current period	47,746,426	(92,721,510)
Less: Income tax impact	(11,936,606)	23,180,378

Subtotal	35,809,820	(69,541,132)

Shares in investees’ other comprehensive gain/(loss) under equity method	19,226,088	(2,274,335)
Less: Income tax impact	(5,871,214)	237,543

Subtotal	13,354,874	(2,036,792)

Hedging instruments of cash flow hedge loss	(46,006,591)	(55,048,421)
Less: Transfer from other comprehensive income recorded to the income statements in current period	30,403,296	37,861,850
Less: Income tax impact	3,900,821	4,296,643

Subtotal	(11,702,474)	(12,889,928)

Total	37,462,220	(84,467,852)

Supplemental to the Financial Statements (Unaudited)
FOR THE SIX MONTHS ENDED 30 JUNE 2012
(All amounts are stated in RMB Yuan unless otherwise stated)

1.	DETAILS FOR NON-RECURRING ITEMS

	For the six months ended 30 June 2012	For the six months ended 30 June 2011

Net loss from disposal of non-current assets	(68,735,965)	(12,339,258)
Government (grants) recorded in the profit and loss	233,949,981	224,345,782
The gain on fair value change of held-for-trading financial assets and liabilities (excluding effective hedging instruments related to operating activities of the Company) and disposal of held-for-trading financial assets and liabilities and available-for-sale financial assets	(1,582,806)	10,993,317
Reversal of provision for doubtful accounts receivable individually tested for impairments	11,490,390	–
Non-operating income and expenses excluding items above	(32,352,249)	1,928,073
Other items recorded in the profit and loss in accordance with the definition of non-recurring items	(66,678,900)	(31,936,307)

	76,090,451	192,991,607

Impact of tax	(10,100,455)	(30,918,295)
Impact of minority interests (after Tax)	(38,186,556)	(46,667,733)

	27,803,440	115,405,579

Basis of preparing breakdown of non-recurring items

In accordance with “Interpretation on Information Disclosures of Listed Companies No.1 – Non-recurring Items [2008]” promulgated by China Securities Regulatory Commission, non-recurring items refer to those transactions or events which do not directly relate to business operations or those which relate to business operations but will distort the appropriate judgment made by the user of financial statements on the operating performance and profitability of the Company due to their special and non-recurring nature.

2.	FINANCIAL STATEMENTS RECONCIALIATION

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the Accounting Standards for Business Enterprises (“PRC GAAP”), differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the net consolidated profit and net assets of the Company, are summarized as follows:

	Net Profit		Net Assets

	For the six months ended		For the six months ended

	30 June 2012	30 June 2011	30 June 2012	31 December 2011

Under PRC GAAP	2,208,457,319	1,178,723,810	51,386,951,569	50,075,263,660

Impact of IFRS adjustments:
Effect of reversal of the recorded amounts received in advance of previous years (a)	–	–	(819,478,392)	(819,478,392)
Amortization of the difference in the recognition of housing benefits of previous years (b)	(1,123,494)	(1,551,959)	(134,578,766)	(133,455,272)
Difference on depreciation related to borrowing costs capitalized in previous years (c)	(13,249,991)	(15,003,186)	331,020,300	344,270,291
Differences in accounting treatment on business combinations under common control (d)	–	–	3,574,683,853	3,574,683,853
Difference in depreciation and amortization of assets acquired in business combinations under common control (d)	(147,785,584)	(146,996,836)	(1,800,271,387)	(1,652,485,803)
Other	(5,151,442)	35,220,673	(93,913,222)	(103,771,022)
Applicable deferred income tax impact of the GAAP differences above (e)	32,090,719	30,647,943	220,217,739	188,127,020
Profit attributable to minority interests on the adjustments above	48,726,013	49,852,051	(541,058,323)	(590,225,869)

Under IFRS	2,121,963,540	1,130,892,496	52,123,573,371	50,882,928,466

(a)	Effect of recording the amounts received in advance of previous years

In accordance with the tariff setting mechanism applicable to certain power plants of the Company in previous years, certain power plants of the Company receive payments in advance in the previous years (calculated at 1% of the original cost of fixed assets) as the major repair and maintenance cost of these power plants. Such receipts in advance are recognized as liabilities under IFRS and are recognized as revenue when the repairs and maintenance is performed and the liabilities are extinguished. In accordance with PRC GAAP, when preparing the financial statements, revenue is computed based on actual power sold and the tariff currently set by the State, no such amounts are recorded.

(b)	Difference in the recognition of housing benefits to the employees of the Company and its subsidiaries in previous years

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (“Previous PRC GAAP”), in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(c)	Effect of depreciation on the capitalization of borrowing costs in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(d)	Differences in accounting treatment on business combinations under common control

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC in previous years. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments.

(e)	Deferred income tax impact on GAAP differences

This represents related deferred income tax impact on the GAAP differences above where applicable.

3.	RETURN ON NET ASSETS AND EARNINGS PER SHARE

	Weighted average return		Earnings per share (RMB/Share)
	on net assets (%) For the six months ended 30 June		Basic earnings per share For the six months ended 30 June		Diluted earnings per share For the six months ended 30 June
	2012	2011	2012	2011	2012	2011

Net profit attributable to shareholders of the Company	4.31	2.23	0.16	0.08	0.16	0.08
Net profit attributable to shareholders of the Company (excluding non-recurring items)	4.26	2.01	0.16	0.08	0.16	0.08

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming
Title:	Company Secretary

Date:    August 28, 2012